

charles SCHWAB

2007 Annual Report

TABLE OF CONTENTS

Forward-Looking Statements: In addition to historical information, this Annual Report to Stockholders contains "forward-looking statements" which are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "estimate," "aim," "target," and other similar expressions. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements, which reflect management's beliefs, objectives, and expectations as of the date hereof, are necessarily estimates based on the best judgment of the company's senior management. These statements relate to, among other things, the company's ability to grow revenues, margins, and net new client assets (see "Letter from the Chief Executive Officer," "Operations Overview," and "Letter from the Chief Financial Officer"), and the company's ability to limit expenses, grow earnings, achieve earnings per share growth and return on equity expectations, and return excess capital to its stockholders (See "Letter from the Chief Financial Officer"). Achievement of the expressed beliefs, objectives, and expectations described in these statements is subject to certain risks and uncertainties that could cause actual results to differ materially from the expressed beliefs, objectives, and expectations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report to Stockholders. See "Forward-Looking Statements" in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 38 in the Form 10-K for a discussion of important factors that may cause such differences.

In cities and towns around the country, people are making choices about new ways of living, working, and managing money. As they go through the day, there are moments when they wonder how their decisions will shape their future.

There's a sense many of us have – that changes in modern life are making each of us more responsible for our own financial fitness.




A guy at work asked me what I'm doing about retirement planning. I kept thinking that when my father retired, he had his pension. The house – everything – was paid off. That was then.




Some people, all they do is study finance. They have the tools. They have the skill set. I'm glad I have someone to help me figure it out.


Can I really stay at home after the baby is born? Our income will drop by more than half.


Retirement? That lasted six months. It's fun when you start, but after going where you want to go and seeing what you want to see, it's not a big deal anymore. Plus, I've got the longevity gene.



Getting into the marriage game again, it's a little scary. I don't want to say, let's keep things *mine* and *yours* – but sort of.


People used to see their house as a piggy bank. That's going away now.


When Blake and I met, we didn't think about the future. Today is different, and when the kids get out of college, it's going to be even more different.


Starting a business isn't as easy as crossing the street, but it can't be as tough as climbing Mount Everest either.

I can’t wait to get my own place after graduation. Mom says when you rent, you’re throwing money away. But I’m not sure I can pay off student loans and a mortgage, too.





We understand.

Schwab recognizes the changes that have taken place in recent decades – changes that open up all kinds of new options, but make people wonder how the financial pieces fit together.

Our purpose is to help everyone be financially fit. That's what guides our work every day. And that's why we've built a different kind of firm – one that puts the individual first.

Today, we see an enormous opportunity to assist millions who need help but aren't getting it. And as more and more people realize that every part of life is part of their financial life, we're ready with the tools and support to turn their questions into plans for a more secure financial future.

NET NEW CLIENT ASSETS[1]
(In Billions)


$79.6
$83.3
$160.2
2005
2006
2007

TOTAL CLIENT ASSETS
(In Billions, at Year End)


$1,053
$1,239
$1,446
2005
2006
2007

NET REVENUES[2]
(In Billions)


$3.6
$4.3
$5.0
2005
2006
2007

INCOME FROM CONTINUING OPERATIONS[2] (In Millions)


$634
$891
$1,120
2005
2006
2007

DILUTED EARNINGS PER SHARE[2]


$.48
$.69
$.92
2005
2006
2007

PRE-TAX PROFIT MARGIN[2]


28.4%
34.3%
37.1%
2005
2006
2007

(1) Effective 2007, amounts include the Company's mutual fund clearing services business' daily net settlements. All prior period amounts have been recast to reflect this change.

(2) Amounts are presented on a continuing operations basis to exclude the impact of the sale of U.S. Trust Corporation, which was completed on July 1, 2007.



To my fellow stockholders,

Charles R. Schwab
Founder, Chairman,
and Chief Executive Officer

Many people have asked about Schwab's "secret to success" as we posted incredible 2007 results during a tough time in the financial markets. But it's really no secret.

All of us at Schwab come to work every day focused on our purpose: to help everyone be financially fit. That may seem like a simple statement, but it has a very powerful impact on how we do business, and on our potential for continued profitable growth.

To begin with, our purpose gives us a razor-sharp focus on the financial needs of individuals, whether we serve them directly through our brokerage and banking business, or indirectly through employers or independent investment advisors. For individual investors, we want to make Schwab the place where they feel comfortable investing their money. For independent advisors, we want to help them build high-performing businesses. And for companies of all sizes, we want to be the best resource for retirement and equity compensation plan services, investment products, and financial advice for their employees. Along the way, we plan to continue to treat every single client with high standards, just the way we'd want to be treated.

Our purpose is also our compass. It guides our actions and decisions, pointing us toward long-term success built on great service for our clients – not unsustainable and risky short-term financial bets. That has a tremendous impact on how we manage risk and manage our business.

Our purpose and our singular focus make Schwab different. Based on last year's fantastic performance during a difficult market, we believe our purpose also makes us strong.

We attracted net new assets at record levels.

In 2007, clients brought in $160 billion in net new assets to Schwab, up an incredible 92 percent over the prior year. Even when you exclude about $23 billion in assets we gained through last year's acquisition of The 401(k) Company, we exceeded our goal of averaging $10 billion per month in net new assets. At year end 2007, total client assets reached $1.4 trillion, up 17 percent.

In other year-over-year comparisons, The Charles Schwab Corporation posted outstanding financial results.

- Net revenues increased 16 percent to $5 billion.
- Income from continuing operations rose to $1.1 billion, up from $891 million in 2006 (excluding results from U.S. Trust).
- Diluted earnings from continuing operations reached 92 cents per share, up from 69 cents in 2006.
- Our pre-tax profit margin from continuing operations climbed to 37.1 percent, up from 34.3 percent in 2006.

Our businesses are strong and growing, with a strategic revenue mix of asset management and administration fees of $2.4 billion, net interest revenue of $1.6 billion, and trading revenue of $860 million. In the accompanying letter from Chief Financial Officer Joe Martinetto, you'll find a more detailed explanation of our financial results and our capital restructuring, which contributed to a 55 percent return on stockholders' equity.

We performed well during tough financial times.

You may remember 2007 as the year of the credit and housing crises, but that was just the tip of this financial iceberg. Under the surface, many factors were in play – the most publicized being the liquidity crunch that followed problems in the sub-prime mortgage market.

> "Our purpose is our compass. It guides our actions and decisions, pointing us toward long-term success built on great service for our clients."

Times of market turmoil naturally shake investor confidence. But I continue to believe that the stock market is the best place for long-term investment based on the time-tested theories of asset allocation and diversification.

When I look back on our 20 years as a publicly held company, the benefits of a long-term strategy are clear. Over that period, a $1,000 investment in the S&P 500 would have increased in value to $7,200, a 10 percent average annual compounded interest. This long-term approach is part of the asset allocation strategy we practice in Schwab advisory solutions, in which client assets increased 14 percent to $57 billion during 2007.

We recognize that people need help – more than ever.

The past 20 years have brought many changes in the markets and in our everyday lives.

Think back to 1987 and consider a typical 55-year-old worker, who may have worked for just one or two different employers in an entire career. That employee could plan to retire by age 62 to 65, with a company pension and Social Security benefits. The 401(k) plan was a relatively new idea – just five years old at the time.

Today, approximately four out of every 10 workers will change jobs in any given year. Increasingly, their employers are offering a defined contribution plan rather than a traditional pension. Social Security may not take effect until age 66 or later. And many retirees who thought they'd saved enough to last the rest of their lives are returning to the workforce to supplement their retirement income.

Increasingly, the responsibility for retirement has shifted from employers to employees. It's now up to the individual to decide how much to put into a 401(k) plan and how to direct those investments – often with a few keystrokes on the computer.

With these changes in how we live, work, and invest, financial fitness has never been more important. That compels Schwab to take a broader view of both sides of the balance sheet as we help our clients navigate their many financial needs.

We are dedicated to financial fitness for all.

I have always tried to focus on the impact we can have on people's financial well-being. I've written books about it and built a business that is designed to help clients achieve good results with their money. So our purpose is nothing new to Schwab. It's part of our sincere desire to help each and every client be in the best financial shape possible.

According to the Schwab Center for Financial Research, being financially fit encompasses five dimensions, including lifetime cash flow planning, investment planning, debt management, insurance, and estate planning. In the coming year, we'll be providing more information to our clients to help educate them about how to improve their personal level of financial fitness.

Of course, we realize it's not enough just to define financial fitness; we have to help more people take action. That's exactly what our business segments did last year.

Through Schwab Investor Services, we made it easier for new investors to get started by reducing account minimums – and the minimum investment in our Schwab Funds® – to just $100. Another important launch came from Charles Schwab Bank, with our new High Yield Investor Checking, paying an interest rate well above the national average. For clients who prefer the direct access of our schwab.com website, we made it easier to manage brokerage, banking, and other Schwab accounts online.

Through Schwab Institutional®, we continued to help independent financial advisors serve their clients more effectively. We introduced services to streamline everything from hiring and retaining employees to opening an account with Schwab. We also launched two new trust services to help independent advisors sustain client relationships across generations. As a further sign of our leadership in this fast-growing industry segment, our annual IMPACT® conference drew nearly 4,000 attendees last year.

Through Schwab Corporate & Retirement Services, we helped more companies manage their 401(k) plans, making it as easy as a payroll deduction for employees to invest for their future. We also launched improved services for companies that provide equity compensation to their employees. In 2007, we more than doubled the number of full-service retirement plan participants we serve, up to 1.2 million at year end.

> "I have always tried to focus on the impact we can have on people's financial well-being."

While I am pleased with our 2007 results, I am proud of our many programs to encourage financial sustainability – the greater good, if you will, of improving the financial health of all those whose lives we can touch. That's why Charles Schwab Foundation is promoting financial literacy through our Schwab MoneyWise™ website and programs such as *Money Matters: Make It Count* in partnership with Boys & Girls Clubs of America. It's also why, as the chairman of our foundation, I have committed to President Bush to chair a newly established President's Advisory Council on Financial Literacy, made up of nearly 20 public service organizations devoted to financial education.

Our 2008 goals will set the bar high.

Achieving our purpose requires a strong, growing company – one that takes care of its clients, stockholders, and employees. So we have set ambitious business goals for 2008 to improve our service and increase our value to clients. As a result, we plan to grow net new client assets at an average rate of $12 billion per month.

This is such an important time for our company. From so many perspectives, we have built a new model for the financial services firm of the 21st century – focused on the individual in every facet of our business.

We enter 2008 determined to continue growing our business, to improve the financial health of our clients, and to give more people access to the tools and information they need to manage their financial future. We will work for financial services that are simple, open, and transparent. We will give our clients consistent help and guidance, helping them achieve better outcomes that contribute to their financial fitness. And as our business prospers, we plan to reward our stockholders and give back to our communities.

The secret to our success is simple, and we believe that our compass points us toward continued growth – both for our clients and for our business.

Sincerely,



Charles R. Schwab
Founder, Chairman,
and Chief Executive Officer
March 15, 2008

we believe in the individual

by Walt Bettinger
President and Chief Operating Officer

We're building the company that makes financial fitness real for a growing number of people.

We live in a new financial reality.

Fewer than half of all Americans working today will collect a pension. Retirement income is more likely to come from a defined contribution plan, like a 401(k) or an individual retirement account (IRA). And it's not just about retirement. It's about everyday life, with more options, financial decisions, and responsibility resting squarely on each individual.

We believe this new reality demands a new model for financial services.

In 2007, Schwab continued to forge a new, client-focused business model. We restructured our business, found new ways to make financial services easier and more affordable, and continued to build client relationships based on a high level of trust.

Fulfilling our purpose – to help everyone be financially fit – starts with a more disciplined and efficient organization. That allows us to scale our products, services, and advice to serve a wider spectrum of clients, from the most affluent to those with only modest resources. Then, by serving more people in more relevant ways, we see enormous potential to grow our business, and to reinvest in our people and our communities.

Today's Schwab serves individuals – both directly and indirectly – through our three primary business enterprises.

- **SCHWAB INVESTOR SERVICES,** our traditional retail business, works directly with individuals who manage their own investments or turn to us for help and guidance.

- **SCHWAB INSTITUTIONAL,** a business-to-business model, serves approximately 5,500 Registered Investment Advisors – independent, fee-based investment advisors who work with individuals and families, often with more complex needs.

- **SCHWAB CORPORATE & RETIREMENT SERVICES,** also a business-to-business model, works with companies to manage their retirement and equity compensation plans and serve the employees covered by these plans.

Through the combination of these business units, at year end 2007, we served more than 7 million active brokerage

SCHWAB CORPORATE & RETIREMENT SERVICES

Annual Revenues: $506 million
Pre-Tax Margin: 27.4 percent

"In almost 25 years of working in the retirement plan services business, I've seen a sea change in the attitudes of employers. As they've moved from defined benefit plans to defined contribution plans, they can't provide guarantees. But they feel a shared responsibility to help their employees make wise decisions, and they are concerned that many individuals don't have access to the investing resources and tools they need. So when Schwab talks about our purpose of helping everyone be financially fit, it truly resonates."

Jim McCool,
Executive Vice President

SCHWAB INVESTOR SERVICES

Annual Revenues: $3.4 billion
Pre-Tax Margin: 36.9 percent

"While I was visiting one of our branches, I met a client who had built a relationship with Beth, his Financial Consultant. After we'd talked for a while he asked, 'Have you ever met Mr. Schwab?' I replied that I'm fortunate to work with Chuck Schwab quite regularly. Then he added: 'Well, the next time you see him, tell him that I appreciate his offer to Talk to Chuck, but I don't really need to because I've got Beth here to help me out.' This was a tremendous reinforcement to me that we are building our business on trusting relationships. We're creating loyal clients by providing the type of help and guidance people are looking for, whether through our Financial Consultants, our complimentary consultations, or our many services on schwab.com."

Ben Brigeman,
Executive Vice President

accounts, 260,000 banking accounts, and 1.2 million retirement plan participants.

In addition, many other Schwab units – including Charles Schwab Bank, solution services, investment management, marketing, human resources, and technology – provide centralized support for the entire corporation, allowing us to integrate many processes for greater efficiency.

We are reaching individuals at every stage of life.

While our average client continues to be a mid-50s Baby Boomer, we are reaching out to younger investors, making it easier to be financially fit at any stage of life. Of more than 11 million individuals aged 25 to 40, many are making life decisions with huge financial implications – paying off college loans, starting a family, buying a home, or beginning to save for retirement. Last year, we helped these younger investors get an early start with Schwab Bank High Yield Investor Checking™ and a lower, $100 minimum requirement for investing and brokerage accounts.

Moving with our clients through their investing career, we continued to see strong demand for Schwab Managed Portfolios™, which provides professional portfolio management for those with $25,000 or more to invest. This diversified mutual fund program, which was introduced in mid-2006, reached $4.5 billion in client assets at year end 2007. And we enhanced our commitment to helping everyone achieve financial fitness by offering complimentary portfolio consultations to each and every client – no matter how large or small their assets.

Innovation was also key to several new mutual fund offerings, including three new Fundamental Index* funds and the first Schwab Global Real Estate Fund™. At year end 2007, total client assets held in mutual funds rose 24 percent to $730 billion, including $242 billion invested in Schwab Funds and Laudus Funds®.

We are helping individuals invest for the future.

For most individuals, retirement is the number one reason why they invest. Although we refer to Schwab Corporate & Retirement Services as "our retirement business," every part of Schwab helps individuals save for retirement.

Through Schwab Investor Services, we launched the "15-minute IRA" to make it easier for clients to fund an individual retirement account. For those already in retirement, the Schwab Retirement Income Fund helps generate retirement income while preserving opportunities for equity growth.

In addition to robust, ongoing investment in our servicing technology and platform, Schwab Institutional introduced two trust services to help advisors sustain relationships across generations. Through an alliance with TriNet, we also announced programs to help independent advisors manage their businesses more efficiently, including lower group rates for health and life insurance, payroll services, and company retirement and employee incentive plans.

The Charles Schwab Corporation Client Assets
Total client assets reached $1.45 trillion as of Dec. 31, 2007.

Schwab Investor Services: $625 billion, up 10.2 percent



Schwab Institutional: $584 billion, up 16.1 percent

Schwab Corporate & Retirement Services: $237 billion, up 39.9 percent

We are building stronger client relationships.

Across our company, we strive to create an environment where individuals choose to do more business with Schwab – and that means strengthening client relationships.

Through our "client promoter score," we measure our clients' likelihood to recommend Schwab to their friends and family. Clients are asked to rank Schwab on a scale of 0 to 10. Those who rate us a 9 or 10 are "promoters." Those who rate us a 6 or lower are considered "detractors." Our total client promoter score is calculated by subtracting the percentage of detractors from the percentage of promoters. Not only are we pleased with our progress – with scores ranging from the mid-20s to the mid-70s and climbing – but we place a personal call to clients who rate us on the lower end of the scale, always seeking ways to improve their Schwab experience.

Our client promoter score is just one sign of our commitment to serve our clients in the way they want to be served. In 2007, Schwab Investor Services continued to match many clients with a dedicated financial advisor, and by year end client assets enrolled in Schwab advisory solutions were up 14 percent to $57 billion. We also enhanced our schwab.com website and consolidated our active investor services into the StreetSmartPro® advanced trading platform and StreetSmart.com℠.

We plan to continue the momentum.

In 2007, we continued to build an organization that's strong, secure, and relevant to our clients' needs. The results are clear: We increased net revenues at a double-digit pace for the second consecutive year, achieved a pre-tax margin of 37.1 percent, and strengthened client relationships.

SCHWAB INSTITUTIONAL

Annual Revenues: $1.1 billion
Pre-Tax Margin: 43 percent

"The independent advisor business is an incredible success story, and we are proud to be a part of it. Advisors are building fast-growing practices in local communities across the nation because their clients value what advisors have to offer: a unique blend of independence, expertise, creativity, customized solutions, and personal attention. We think of ourselves as a custom shop too, and tailor products, tools, and services to meet each advisor's needs. We believe that's the best way to help our clients grow in a way that works for their individual businesses."

Charles Goldman, *Executive Vice President*

In 2008 and beyond, our efforts will focus on several key areas.

- **GROWTH:** We expect to grow net new client assets as we attract new-to-firm households, new employers and retirement plan participants, and new independent investment advisor clients.

- **DISCIPLINE:** We plan to drive revenue and margin growth, while ensuring the financial and risk-based discipline essential to being financially fit as a company.

- **SIMPLIFICATION:** We will create common platforms, processes, and capabilities to make it easier to do business with Schwab.

- **TALENT:** We will invest in our employees, developing the skills and aptitudes needed to build even stronger relationships with our clients.

Executing well in these areas will make us stronger as a company united by a single purpose as we contribute to the financial fitness of our clients, our stockholders, and our employees.



Walt Bettinger
President and Chief Operating Officer

We want to strengthen America's future by improving financial literacy.

Only one in three teens in America knows how to read a bank statement or balance a checkbook. And they're not the only ones who can use help improving their financial literacy. Schwab focuses on financial literacy because it benefits people at every income level and stage of life. By understanding the basics and learning the tools and principles of money management, individuals can better analyze financial choices and plan for the future.

With the help of dedicated Schwab volunteers, Charles Schwab Foundation provides programs and funding to help individuals fill the information gap. For example, Schwab MoneyWise™ helps adults teach – and children learn – the basics of financial literacy. Interactive tools are available at schwabmoneywise.com, and local workshops cover topics such as getting kids started on a budget. In addition to these efforts, widely distributed publications and news columns by foundation President Carrie Schwab Pomerantz promote financial literacy on a wide range of topics – from saving for a child's education to bridging the health-insurance gap for retirees.

Most recently, Charles Schwab – founder of The Charles Schwab Corporation and chairman of Charles Schwab Foundation – was named chairman of the newly formed President's Advisory Council on Financial Literacy. In this role, he will focus national attention on the need for better financial education and help find ways to improve financial literacy – bringing our purpose to life for everyone.



Senior Manager Elaine Needleman (left) volunteers to teach *Money Matters: Make It Count* in collaboration with Boys & Girls Clubs of America, to help teens learn the basics of money management. Since the program's inception in May 2004, nearly 70,000 teens have completed the program, and Charles Schwab Foundation has awarded $108,000 in college scholarship grants to top participants.

BENJAMIN L. BRIGEMAN

Executive Vice President, Schwab Investor Services

LISA K. HUNT

Executive Vice President, Schwab Investor Development

JAMES D. McCOOL

Executive Vice President, Corporate & Retirement Services

REBECCA SAEGER

Executive Vice President and Chief Marketing Officer



JAY L. ALLEN

Executive Vice President, Human Resources

RANDALL W. MERK

Executive Vice President, Investment Management

MAURISA SOMMERFIELD

Executive Vice President, Operational Services

JOSEPH R. MARTINETTO

Executive Vice President
and Chief Financial Officer

CHARLES R. SCHWAB

Founder, Chairman of
the Board, and Chief
Executive Officer

WALTER W. BETTINGER II

President and
Chief Operating Officer

CARRIE E. DWYER

Executive Vice President,
General Counsel, and
Corporate Secretary

CHARLES G. GOLDMAN

Executive Vice President.
Schwab Institutional



JAN HIER-KING

Executive Vice President
and Chief Information Officer

JOHN S. CLENDENING

Executive Vice President,
Solution Services



Joe Martinetto
Executive Vice President and Chief Financial Officer

As I stepped into the CFO role in 2007, I joined a management committee that was determined to remain focused on our clients and their needs. After all, that focus, along with expense discipline and careful risk and capital management, comprise the key elements of the formula for sustained, profitable growth that the company has followed so successfully in recent years. In my first letter to you, I'd like to share some perspectives on how the formula influences our approach to financial management before discussing our 2007 performance – including our success with clients – and then closing with some thoughts on expectations for 2008.

There's a cornerstone principle that still guides our approach to financial management even after 30-plus years of storied history: Schwab is, and will remain, a growth company. We've gone from upstart discount broker to one of the largest financial services firms around, but even now our market share of U.S. investable assets is still under 10 percent. For a long time, our growth story was very straightforward – deliver high-quality products and service at a great value, capture rapid revenue growth, and deliver a comparable rate of earnings growth, since expenses needed to rise along with an expanding infrastructure. Our Annual Report for 1997, my first year at Schwab, offers a classic example: It shows that with revenues up 25 percent, we delivered growth in net income and earnings per share of 27 percent and 26 percent, respectively.

Today, the story is not quite as simple. First, we have to acknowledge that we're just bigger. That 1997 report showed $69 billion in net new assets helping push total client assets up by 40 percent, to $354 billion – phenomenal for the time. In comparison, our even more phenomenal $160 billion in net new assets during 2007 helped total client assets rise by 17 percent, to $1.4 trillion. Next, our dedication to offering clients better choices at a better value has facilitated a dramatic reduction in our revenue relative to client asset levels. In 1997, our revenues equaled approximately 0.75 percent of average client assets; by 2007, that ratio had dropped to 0.37 percent.

How can we plan for and deliver compelling financial performance in a world where it only gets harder to achieve outsized revenue growth year after year? Here's where the formula comes in. Given our current mix of businesses and the outlook for pricing our services, we believe we can deliver revenue growth percentages in the low double digits or better on a sustained basis in many market environments. We hope you agree that's impressive organic growth for a well-established firm. With an existing infrastructure capable of supporting ongoing growth in our businesses without commensurate growth in expenses, and the willingness and ability to prioritize and control our reinvestment in the company, we believe we can limit overall expense growth sufficiently to deliver earnings growth percentages in the mid to upper teens. Careful capital management, including the timely return of excess equity to stockholders, can then help us achieve earnings per share growth and ROEs of 20 percent or more. Environmental factors might prevent us from hitting these marks every year, but this is our baseline for running the company.

Now let's look at our 2007 performance. Our planning scenario included equity market appreciation of about 6 percent and moderate declines in short-term interest rates. Since we had not yet determined how we would redeploy the proceeds from the sale of U.S. Trust, we limited our financial commitments to 12 percent revenue growth and a 2 percentage point increase in our pre-tax profit margin, to 36 percent. While overall equity market returns for 2007 were in the mid to upper single digits, our clients faced significant volatility as the year progressed and the economic picture darkened, and the Fed Funds rate dropped to a lower than anticipated 4.25 percent by year end. Despite these market headwinds, our fundamentals continued to improve, and we were able to achieve 16 percent revenue growth and a record 37 percent pre-tax margin. In addition, even after excluding U.S. Trust-related impacts, our income and earnings per share from continuing operations were up 26 percent and 33 percent, respectively, to $1.1 billion and 92 cents, setting new records as well.

We believe the formula works, in part, because our commitment to delivering a low-cost, high-value client experience helps build stronger relationships. I've already discussed the outstanding growth in client assets we achieved in 2007; our progress with clients is also reflected in a 24 percent increase in new brokerage accounts, to more than

(In Millions, Except Per Share Amounts and as Noted)	GROWTH RATE 1-YEAR 2006-07	2007	2006	2005
Net revenues	16%	$ 4,994	$ 4,309	$ 3,619
Expenses excluding interest	11%	$ 3,141	$ 2,833	$ 2,592
Net income	96%	$ 2,407	$ 1,227	$ 725
Income from continuing operations per share – basic	33%	$ .93	$ .70	$ .49
Income from continuing operations per share – diluted	33%	$ .92	$ .69	$ .48
Basic earnings per share	105%	$ 1.99	$ .97	$ .56
Diluted earnings per share	107%	$ 1.97	$ .95	$ .55
Dividends declared per common share	48%	$ .200	$ .135	$ .089
Special dividend declared per common share	100%	$ 1.00	$ -	$ -
Weighted-average common shares outstanding – diluted	(5%)	1,222	1,286	1,308
Closing market price per share (at year end)	32%	$ 25.55	$ 19.34	$ 14.67
Book value per common share (at year end)	(19%)	$ 3.22	$ 3.96	$ 3.45
Net revenue growth		16%	19%	6%
Pre-tax profit margin from continuing operations		37.1%	34.3%	28.4%
Return on stockholders' equity		55%	26%	16%
Full-time equivalent employees (at year end, in thousands)	7%	13.3	12.4	11.6
Net revenues per average full-time equivalent employee (in thousands)	7%	$ 387	$ 362	$ 319

Note: All amounts are presented on a continuing operations basis to exclude the impact of the sale of U.S. Trust Corporation, which was completed on July 1, 2007.

800,000. In addition, total brokerage accounts rose for the first time in five years, by 5 percent to 7 million; banking accounts rose nearly 80 percent, to 262,000; and both acquisitions and organic growth helped us serve 1.2 million retirement plan participants by year end 2007, more than double the 2006 total.

We also believe our formula works because clients recognize and value our commitment to Schwab's financial health. An important aspect of that commitment is risk management.. While conceding that it's impractical to eliminate all risks in our business, we are extremely thorough and thoughtful in determining the nature and extent of the financial risks we are willing to assume as part of running the company. The absence of any significant damage to Schwab during the mortgage and credit market meltdowns of 2007 stood in stark contrast to the experience of other firms whose financial performance is more dependent on the magnitude of the risks they assume. Careful risk management also limits the capital we need to support business growth, thereby facilitating the return of excess amounts to stockholders. Aided by the sale of U.S. Trust, we were able to return a total of $4.2 billion in excess equity during 2007 via a combination of regular and special dividends, share repurchases, and a stock tender offer.

All in all, a superb year for Schwab, but is meaningful progress possible from here? Absolutely. Based on a planning scenario that assumed a 4.25 percent Fed Funds rate and 7.5 percent equity market appreciation, our initial expectations for 2008 included double-digit revenue growth, a pre-tax profit margin of 39 percent, 20-plus percent growth in earnings from continuing operations, and an ROE in excess of 30 percent. We recognize, however, that short-term rates and equity market returns are currently below the levels assumed in our plan, and that Schwab and its clients continue to face a tough environment. To the extent these conditions persist in 2008, we would expect to balance expense management that addresses the environment's effects on our revenues against our need to invest appropriately to drive future growth.

Schwab is more capable than ever, and the company is just beginning to demonstrate what it can accomplish in this new era of combined client focus and operating discipline. We hope to continue earning your support as we apply our formula in pursuit of the opportunities ahead.

Sincerely,

Joseph R. Martinetto

Joe Martinetto
Executive Vice President and
Chief Financial Officer

(In Billions, at Year End, Except as Noted)	GROWTH RATES COMPOUNDED 4-YEAR 2003-07	GROWTH RATES ANNUAL 1-YEAR 2006-07	2007	2006	2005	2004	2003
Assets in Client Accounts							
Schwab One®, other cash equivalents and deposits from banking clients	6%	16%	$ 35.9	$ 31.0	$ 31.3	$ 31.7	$ 28.5
Proprietary funds (Schwab Funds® and Laudus Funds®):							
Money market funds	13%	36%	183.1	135.0	110.6	107.0	113.8
Equity and bond funds	22%	4%	58.7	56.2	39.2	33.0	26.5
Total proprietary funds	15%	26%	241.8	191.2	149.8	140.0	140.3
Mutual Fund Marketplace® (1):							
Mutual Fund OneSource®	15%	11%	180.9	163.2	137.8	129.7	102.8
Mutual fund clearing services	25%	32%	81.8	62.1	60.2	44.2	33.5
Other third-party mutual funds	23%	30%	225.7	173.1	142.7	114.4	98.2
Total Mutual Fund Marketplace	20%	23%	488.4	398.4	340.7	288.3	234.5
Total mutual fund assets	18%	24%	730.2	589.6	490.5	428.3	374.8
Equity and other securities (1)	14%	12%	545.2	487.0	422.4	387.3	326.8
Fixed income securities	8%	3%	145.8	142.0	119.7	104.5	109.1
Margin loans outstanding	8%	12%	(11.6)	(10.4)	(10.4)	(9.8)	(8.5)
Total client assets	15%	17%	$ 1,445.5	$ 1,239.2	$ 1,053.5	$ 942.0	$ 830.7
Client assets by business							
Schwab Investor Services	8%	10%	$ 625.3	$ 567.5	$ 507.8	$ 485.3	$ 461.8
Schwab Institutional	19%	16%	583.5	502.5	407.0	348.2	287.1
Schwab Corporate & Retirement Services	30%	40%	236.7	169.2	138.7	108.5	81.8
Total client assets by business	15%	17%	$ 1,445.5	$ 1,239.2	$ 1,053.5	$ 942.0	$ 830.7
Net Growth in Assets in Client Accounts (for the year ended)							
Net new client assets (2,3)	39%	92%	$ 160.2	$ 83.3	$ 79.6	$ 56.7	$ 42.6
Net market gains (losses) (3)			46.1	102.4	31.9	54.6	130.6
Net growth (decline)			$ 206.3	$ 185.7	$ 111.5	$ 111.3	$ 173.2
New Brokerage Accounts (in thousands, for the year ended)	8%	24%	809	655	568	538	585
Active Client Accounts (in thousands) (4)							
Brokerage	(1%)	5%	7,049	6,737	7,049	7,252	7,480
Banking	N/A	78%	262	147	N/A	N/A	N/A
Corporate Retirement Plan Participants (5)	N/A	122%	1,205	542	N/A	N/A	N/A

Note: All amounts are presented on a continuing operations basis to exclude the impact of the sale of U.S. Trust Corporation, which was completed on July 1, 2007.

(1) Excludes all proprietary money market, equity, and bond funds.
(2) Includes inflows of $17.8 billion in 2007 related to the acquisition of The 401(k) Company. Includes inflows of $3.3 billion, $3.6 billion, and $6.0 billion in 2007, 2006, and 2004 respectively, related to a mutual fund clearing services client. Includes an outflow of $19.5 billion in 2006 related to a mutual fund clearing services client who completed the transfer of these assets to an internal platform. Effective 2007, amount includes balances covered by 401(k) record keeping-only services, which totaled $5.2 billion at May 31, 2007, related to the March 2007 acquisition of The 401(k) Company.
(3) Effective 2007, amounts include the Company's mutual fund clearing services business' daily net settlements, with a corresponding change in net market gains (losses). All prior period amounts have been recast to reflect this change.
(4) Periodically, the Company reviews its active account base. The Company identified over 400,000 brokerage accounts that met its current definition of active, but had little or no balances and no likelihood of further activity. Effective March 31, 2006, the Company removed these accounts from its active brokerage account total. Amounts for periods prior to 2006 were not adjusted. While the Company adjusted its definition of an active brokerage account to exclude certain zero and minimal balance accounts, the basic definition remains "accounts with balances or activity within the preceding 8 months." Also, reflects the removal of 192,000 accounts in 2003 related to the Company's withdrawal from the Employee Stock Purchase Plan business and the transfer of these accounts to other providers.
(5) 2007 includes increases of 398,000 related to the acquisition of The 401(k) Company and 100,000 related to Personal Choice Retirement participants at Schwab.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007 **Commission file number 1-9700**

THE CHARLES SCHWAB CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**94-3025021**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

120 Kearny Street, San Francisco, CA 94108
(Address of principal executive offices and zip code)
Registrant's telephone number, including area code: (415) 636-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock - $.01 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: Common Stock - None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

As of June 29, 2007, the aggregate market value of the voting stock held by nonaffiliates of the registrant was $21.2 billion. For purposes of this information, the outstanding shares of Common Stock owned by directors and executive officers of the registrant, and certain investment companies managed by Charles Schwab Investment Management, Inc. were deemed to be shares of the voting stock held by affiliates.

The number of shares of Common Stock outstanding as of January 31, 2008 was 1,159,164,170.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates certain information contained in the registrant's definitive proxy statement for its annual meeting of stockholders, to be held May 15, 2008, by reference to that document.

THE CHARLES SCHWAB CORPORATION

Annual Report On Form 10-K
For Fiscal Year Ended December 31, 2007

TABLE OF CONTENTS

PART I

Item 1. Business

General Corporate Overview

The Charles Schwab Corporation (CSC), headquartered in San Francisco, California, was incorporated in 1986 and engages, through its subsidiaries (collectively referred to as the Company, and primarily located in San Francisco except as indicated), in securities brokerage, banking, and related financial services. At December 31, 2007, the Company had $1.446 trillion in client assets, 7.0 million active brokerage accounts[a], 1.2 million corporate retirement plan participants, and 262,000 banking accounts. Certain subsidiaries of CSC include: Charles Schwab & Co., Inc. (Schwab), which was incorporated in 1971, is a securities broker-dealer with 308 domestic branch offices in 45 states, a branch in each of the Commonwealth of Puerto Rico and London, U.K., and serves clients in Hong Kong through one of CSC's subsidiaries; Charles Schwab Bank (Schwab Bank), which commenced operations in 2003, is a retail bank located in Reno, Nevada; and Charles Schwab Investment Management, Inc. (CSIM) is the investment advisor for Schwab's proprietary mutual funds, which are referred to as the Schwab Funds®. In December 2007, CyberTrader, Inc., formerly a subsidiary of CSC, which provides electronic trading and brokerage services to highly active, online traders, was merged into Schwab.

The Company provides financial services to individuals and institutional clients through three segments – Schwab Investor Services, Schwab Institutional®, and Schwab Corporate and Retirement Services. The Schwab Investor Services segment includes the Company's retail brokerage and banking operations. The Schwab Institutional segment provides custodial, trading and support services to independent investment advisors (IAs). The Schwab Corporate and Retirement Services segment provides retirement plan services for employers and employees, as well as support services for plan administrators. For financial information by segment for the three years ended December 31, 2007, see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 22. Segment Information."

As of December 31, 2007, the Company had full-time, part-time and temporary employees, and persons employed on a contract basis that represented the equivalent of about 13,300 full-time employees.

Acquisition and Divestitures

On July 1, 2007, the Company completed the sale of all of the outstanding stock of U.S. Trust Corporation (USTC, and with its subsidiaries collectively referred to as U.S. Trust) to Bank of America Corporation. U.S. Trust was a subsidiary that provided wealth management services. U.S. Trust is presented as a discontinued operation for all periods presented. All other information contained in this Annual Report on Form 10-K is presented on a continuing operations basis unless otherwise noted.

On March 31, 2007, the Company completed its acquisition of The 401(k) Company, which offers retirement plan services. The acquisition enhances the Company's ability to meet the needs of retirement plans of all sizes, as well as provides the opportunity to capture rollover accounts from individuals who are retiring or otherwise leaving employment with companies that offer retirement plans served by The 401(k) Company and cross-sell the Company's other investment and banking services to plan participants.

In 2004, the Company sold its capital markets business, consisting of the partnership interests of Schwab Capital Markets L.P. and all of the outstanding capital stock of SoundView Technology Group, Inc. (collectively referred to as Schwab Soundview Capital Markets, or SSCM). In 2003, the Company substantially exited from its international operations with the sales of its U.K. brokerage subsidiary, Charles Schwab Europe, and its investment in Aitken Campbell, a market-making joint venture in the U.K.

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[a] *Accounts with balances or activity within the preceding eight months.*

Business Strategy and Competitive Environment

The Company's purpose is to help everyone become financially fit. This purpose has led the Company to pursue a strategy of meeting the financial services needs of individual investors both directly and indirectly through its three segments. The Company provides clients with a compelling combination of personalized relationships, superior service, and great value, delivered through a blend of people and technology. People provide the client focus and personal touch that are essential in serving investors, while technology helps create services that are scalable and consistent. This combination helps the Company address a wide range of client needs – from tools and information for self-directed or active investors, to advice services, to retirement and equity-based incentive plans, to support services for independent IAs – while enabling each client to easily utilize some or all of these capabilities according to each client's unique circumstances. In 2007 the Company sharpened its strategic focus with the sale of U.S. Trust and the acquisition of The 401(k) Company, a provider of retirement plan services.

The Company's competition in serving individual investors includes a wide range of brokerage, wealth management, and asset management firms. In serving these investors and competing for a growing percentage of the investable wealth in the U.S., the Company offers a multi-channel service delivery model which includes branch, telephonic, and online capabilities. Under this model, the Company can offer personalized service at competitive prices while giving clients the choice of where, when, and how they do business with the firm. Schwab's branches and regional telephone service centers are staffed with trained and experienced financial consultants (FCs) focused on building and sustaining client relationships. The Company offers the ability to meet client investing needs through a single ongoing point of contact, even as those needs change over time. In particular, management believes that the Company's ability to provide those clients seeking help, guidance, or advice with an integrated, individually tailored solution – ranging from occasional consultations to an ongoing relationship with a Schwab FC or an IA – is a competitive strength versus the more fragmented offerings of other firms.

The Company's online and telephonic channels provide quick and efficient access to an extensive array of information, research, tools, trade execution, and administrative services, which clients can access according to their needs. For example, as clients trade more actively, they can use these channels to access highly competitive pricing, expert tools, and extensive service capabilities – including experienced, knowledgeable teams of trading specialists and integrated product offerings.

Individuals investing for retirement through 401(k) plans can take advantage of the Company's bundled offering of multiple investment choices, education, and third-party advice. Management also believes the Company is able to compete with the wide variety of financial services firms striving to attract individual client relationships, by complementing these capabilities with the extensive array of investment, banking, and lending products and services described in the following section.

In the IA arena, the Company competes with institutional custodians, traditional and discount brokers, banks, and trust companies. Management believes that its Schwab Institutional segment can maintain its market leadership position primarily through the efforts of its expanded sales and support teams, which are dedicated to helping IAs grow, compete, and succeed. In addition to focusing on superior service, Schwab Institutional competes by utilizing technology to provide IAs with a highly-developed, scalable platform for administering their clients' assets easily and efficiently. Schwab Institutional sponsors a variety of national, regional, and local events designed to help IAs identify and implement better ways to grow and manage their practices efficiently.

Another important aspect of the Company's ability to compete is its ongoing focus on efficiency and productivity, as lower costs give the Company greater flexibility in its approach to pricing and investing for growth. Management believes that this flexibility remains important in light of the current competitive environment, in which a number of competitors offer reduced online trading commission rates and account fees. Additionally, the Company's nationwide marketing effort is an important competitive tool because it reinforces the attributes of the Schwab® brand.

Products and Services

The Company offers a broad range of products to address individuals' varying investment and financial needs. Examples of these product offerings include:

- Brokerage – various asset management accounts including some with check-writing features, debit card, and billpay; individual retirement accounts; retirement plans for small to large businesses; 529 college savings accounts; separately managed accounts; designated brokerage accounts; equity incentive plan accounts; and margin loans, as well as access to fixed income securities and equity and debt offerings;
- Banking – first mortgages, home equity lines of credit, pledged-asset loans, certificates of deposit, demand deposit accounts, high-yield investor checking accounts linked to brokerage accounts, and credit cards; and
- Mutual funds – third-party mutual funds through Mutual Fund Marketplace®, including no-load mutual funds through the Mutual Fund OneSource® service, proprietary mutual funds from two fund families – Schwab Funds® and Laudus Funds® – and mutual fund trading and clearing services to broker-dealers.

These products, and the Company's full array of investing services, are made available through its three segments – Schwab Investor Services, Schwab Institutional, and Schwab Corporate and Retirement Services.

Schwab Investor Services

Through the Schwab Investor Services segment, the Company provides retail brokerage and banking services to individual investors. Most clients with assets totaling $250,000 or more at Schwab have a specific FC designated as their primary point of contact for utilizing Schwab's services. Clients of the Company, through the Schwab Investor Services segment, have access to the services described below.

The Company offers research, analytic tools, performance reports, market analysis, and educational material to all clients. Clients looking for more guidance have access to online portfolio planning tools, as well as professional advice from Schwab's portfolio consultants who can help develop an investment strategy and carry out investment and portfolio management decisions.

Schwab strives to demystify investing by educating and assisting clients in the development of investment plans. Educational tools include workshops, interactive courses, and online information about investing. Additionally, Schwab provides various Internet-based research and analysis tools which are designed to help clients achieve better investment outcomes. As an example of such tools, Schwab Equity Ratings® is a quantitative model-based stock rating system which provides all clients with ratings on approximately 3,000 stocks, assigning each equity a single grade: A, B, C, D, or F. Stocks are rated based on specific factors relating to fundamentals, valuation, momentum, and risk and ranked so that the number of 'buy consideration' ratings – As and Bs – equals the number of 'sell consideration' ratings – Ds and Fs.

Clients may need specific investment recommendations either from time to time or on an ongoing basis. The Company seeks to provide clients seeking advice with customized solutions. The Company's approach to advice is based on long-term investment strategies and guidance on portfolio diversification and asset allocation. This approach is designed to be offered consistently across all of Schwab's delivery channels.

Schwab Private Client™ features a personal advice relationship with a designated FC, supported by a team of investment professionals who provide individualized service, a customized investment strategy developed in collaboration with the client, and ongoing guidance and execution.

For clients seeking a relationship in which investment decisions are fully delegated to a financial professional, the Company offers several alternatives. The Company provides investors access to professional investment management in a diversified account that is invested exclusively in mutual funds through the Schwab Managed Portfolio™ program. The Company also refers investors who want to utilize a specific third-party money manager to direct a portion of their investment assets to the Schwab Managed Account program. In addition, clients who want the assistance of an independent professional in managing their financial affairs may be referred to IAs in the Schwab Advisor Network®. These IAs provide personalized portfolio management, financial planning, and wealth management solutions.

The Company strives to deliver information, education, technology, service, and pricing which meet the specific needs of clients who trade actively. Schwab offers integrated Web- and software-based trading platforms, which incorporate intelligent order routing technology, real-time market data, options trading, premium stock research, and multi-channel access, as well as sophisticated account and trade management features, risk management tools, decision support tools, and dedicated personal support.

The Company serves both foreign investors and non-English-speaking U.S. clients who wish to trade or invest in U.S. dollar-based securities. The Company has a physical presence in the United Kingdom and Hong Kong. In the U.S., the Company serves Chinese-, Korean-, Spanish-, and Vietnamese-speaking clients through a combination of its branch offices and Web-based and telephonic services.

Schwab Institutional

Through the Schwab Institutional segment, Schwab provides custodial, trading, technology, practice management, and other support services to IAs. To attract and serve IAs, Schwab Institutional has a dedicated sales force and service teams assigned to meet their needs.

IAs who custody client accounts at Schwab may use proprietary software that provides them with up-to-date client account information, as well as trading capabilities. IAs may utilize the Schwab Institutional website, the core platform for IAs to conduct daily business activities online with Schwab, including submitting client account information and retrieving news and market information. This platform provides IAs with a comprehensive suite of electronic and paper-based reporting capabilities. Schwab Institutional offers online cashiering services, as well as internet-based eDocuments sites for both IAs and their clients that provide multi-year archiving of online statements, trade confirms and tax reports, along with document search capabilities.

To help IAs grow and manage their practices, Schwab Institutional offers a variety of services, including marketing and business development, business strategy and planning, and transition support. Regulatory compliance consulting and support services are available, as well as website design and development capabilities. Schwab Institutional maintains a website that provides interactive tools, educational content, and research reports to assist advisors thinking about establishing their own independent practices.

The Company offers a variety of educational materials and events to IAs seeking to expand their knowledge of industry issues and trends, as well as sharpen their individual expertise and practice management skills. Schwab Institutional updates and shares market research on an ongoing basis, and it holds a series of events and conferences every year to discuss topics of interest to IAs, including business strategies and best practices. The Company sponsors the annual IMPACT® conference, which provides a national forum for the Company, IAs, and other industry participants to gather and share information and insights.

IAs and their clients have access to a broad range of the Company's products and services, including managed accounts, and cash products.

Schwab Corporate and Retirement Services

Through the Schwab Corporate and Retirement Services segment, the Company provides retirement plan services, plan administrator services, stock plan services, and mutual fund clearing services, and supports the availability of Schwab proprietary mutual funds on third-party platforms. The Company serves all aspects of employer sponsored plans: equity compensation, defined contribution plans, defined benefit plans, and other investment related benefits plans.

The Company's bundled 401(k) retirement plan product offers plan sponsors a wide array of investment options, trustee services, and participant-level recordkeeping. Plan design features which increase plan efficiency and achieve employer goals are also offered, such as automatic enrollment, automatic fund mapping at conversion, and automatic contribution increases. Services such as Roth 401(k) and designated brokerage accounts are also offered. The Company provides a robust suite of tools to plan sponsors to manage their plans including plan-specific reports, studies and research, access to legislative updates and benchmarking reports that provide perspective of their plan's features compared with overall industry and segment-specific plans. Participants in bundled 401(k) plans receive targeted education materials, have access to electronic tools and resources, may attend onsite and virtual seminars, and can receive customized advice provided by a third party.

The Company's equity compensation product offers plan sponsors full-service recordkeeping for stock plans: stock options, restricted stock, performance shares and stock appreciation rights. Specialized services for executive transactions and reporting, grant acceptance tracking and other services are offered to employers to meet the needs of administering the reporting and compliance aspects of an equity compensation plan.

In the Company's Plan Administrator Services business, the Company and third party administrators work together to serve plan sponsors, combining the consulting and administrative expertise of the administrator with the Company's investment, technology, participant education and trustee services.

Schwab also offers its proprietary mutual funds on third party retirement platforms, allowing plan sponsors outside of the Company's bundled platform access to the Schwab Managed Retirement Trust Fund family. These target-date retirement collective trusts have independent sub-managers and leverage both active and passive management, which offer institutional structure and pricing.

Regulation

On November 15, 2007, Schwab Bank converted its charter from a national association to a federal savings bank. As a result of this conversion, CSC became a savings and loan holding company. As a federal savings bank and savings and loan holding company, respectively, Schwab Bank and CSC are both subject to supervision and regulation by the Office of Thrift Supervision (OTS). Prior to the conversion, CSC was a financial holding company, which is a type of bank holding company subject to supervision and regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, and Schwab Bank was a national association subject to supervision and regulation by the Office of the Comptroller of the Currency.

CSC's depository institution subsidiary, Schwab Bank, is subject to regulation and supervision and to various requirements and restrictions under federal and state laws, including regulatory capital guidelines. Among other things, these requirements govern transactions with CSC and its non-depository institution subsidiaries, including loans and other extensions of credit, investments or asset purchases, dividends, and investments. The federal banking agencies have broad powers to enforce these regulations, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver.

CSC is required to maintain capital that is sufficient to support the holding company and its subsidiaries' business activities, and the risks inherent in those activities. Schwab Bank is required to maintain a capital level that at least equals minimum capital levels specified in federal banking laws and regulations. Failure to meet the minimum levels will result in certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank.

The securities industry in the United States is subject to extensive regulation under both federal and state laws. Schwab and 401(k) Investment Services, Inc. (a subsidiary of The 401(k) Companies, Inc.) are registered as broker-dealers with the Securities and Exchange Commission (SEC), the fifty states, and the District of Columbia and Puerto Rico. Schwab and CSIM are registered as investment advisors with the SEC. Additionally, Schwab is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker.

Much of the regulation of broker-dealers has been delegated to self-regulatory organizations (SROs), namely the national securities exchanges, Financial Industry Regulatory Authority, Inc. (FINRA), resulting from the consolidation of the National Association of Securities Dealers (NASD) and New York Stock Exchange Member Regulation, and the Municipal Securities Rulemaking Board (MSRB). Schwab is a member of several national securities exchanges and is consequently subject to their rules and regulations. The primary regulators of Schwab and 401(k) Investment Services, Inc. are FINRA and, for municipal securities, the MSRB. The CFTC has designated the National Futures Association (NFA) as Schwab's primary regulator for futures and commodities trading activities. The Company's business is also subject to oversight by regulatory bodies in other countries in which the Company operates.

The principal purpose of regulating broker-dealers and investment advisors is the protection of clients and the securities markets. The regulations to which broker-dealers and investment advisors are subject cover all aspects of the securities business, including, among other things, sales and trading practices, publication of research, margin lending, uses and safekeeping of clients' funds and securities, capital adequacy, recordkeeping and reporting, fee arrangements, disclosure to clients, fiduciary duties owed to advisory clients, and the conduct of directors, officers and employees.

As registered broker-dealers, Schwab and 401(k) Investment Services, Inc. are subject to SEC Rule 15c3-1 (the Uniform Net Capital Rule) and related SRO requirements. The CFTC and NFA also impose net capital requirements. The Uniform Net Capital Rule specifies minimum capital requirements that are intended to ensure the general financial soundness and liquidity of broker-dealers. Because CSC itself is not a registered broker-dealer, it is not subject to the Uniform Net Capital Rule. However, if Schwab failed to maintain specified levels of net capital, such failure would constitute a default by CSC under certain debt covenants.

The Uniform Net Capital Rule limits broker-dealers' ability to transfer capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit Schwab's operations and its ability to repay subordinated debt to CSC, which in turn could limit CSC's ability to repay debt, pay cash dividends, and purchase shares of its outstanding stock.

Sources of Net Revenues

For revenue information by source for the three years ended December 31, 2007, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Net Revenues."

Available Information

The Company files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. The SEC maintains an Internet website that contains annual, quarterly, and current reports, proxy and information statements, and other information that issuers (including the Company) file electronically with the SEC. The SEC's Internet website is www.sec.gov.

On the Company's Internet website, www.aboutschwab.com, the Company posts the following recent filings as soon as reasonably practicable after they are electronically filed with or furnished to the SEC: the Company's annual reports on Form 10-K, the Company's quarterly reports on Form 10-Q, the Company's current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. All such filings are available free of charge either on the Company's website or by request via email (investor.relations@schwab.com), telephone (415-636-2787), or mail (Charles Schwab Investor Relations at 101 Montgomery Street, San Francisco, CA 94104).

Item 1A. Risk Factors

The Company faces a variety of risks that may affect its operations or financial results, and many of those risks are driven by factors that the Company cannot control or predict. The following discussion addresses those risks that management believes are the most significant, although there may be other risks that could arise, or may prove to be more significant than expected, that may affect the Company's operations or financial results.

For a discussion of the Company's risk management, including technology and operating risk, credit risk, concentration risk, and legal and regulatory risk, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Management."

Developments in the business, economic, and geopolitical environment could negatively impact the Company's business.

The Company's business can be adversely affected by the general environment – economic, corporate, securities market, regulatory, and geopolitical developments all play a role in client asset valuations, trading activity, interest rates and overall investor engagement, and are outside of the Company's control. The recent deterioration in the housing and credit markets, decline of short-term interest rates, and significant securities market volatility could have a negative impact on the Company's results of operations and financial condition.

A significant decrease in the Company's liquidity could negatively affect the Company's business and financial management as well as reduce client confidence in the Company.

Maintaining adequate liquidity is crucial to the business operations of the Company, including margin lending, mortgage lending, and transaction settlement, among other liquidity needs. Also, a reduction in CSC's liquidity position could adversely affect CSC's ability to repay debt, pay cash dividends and repurchase shares of its stock. If the Company's broker-dealer or depository institution subsidiaries fail to meet regulatory capital guidelines, regulators could limit the subsidiaries' operations or their ability to upstream funds to CSC. Any such limitations could have an adverse effect on CSC, which depends primarily on cash generated by its subsidiaries in order to fulfill its debt service obligations and otherwise meet its liquidity needs. In addition, a reduction in the Company's liquidity position could reduce client confidence in the Company, which could result in the loss of client accounts. The Company attempts to manage liquidity risk by maintaining sufficient liquid financial resources to fund its balance sheet and meet its obligations. The Company meets its liquidity needs primarily through cash generated by operations, as well as cash provided by external financing. Fluctuations in client cash or deposit balances, as well as changes in market conditions, may affect the Company's ability to meet its liquidity needs.

Specific risk factors which may adversely affect the Company's liquidity position include:

- a reduction in cash held in banking or brokerage client accounts which may affect the amount of the Company's liquid assets;
- a significant downgrade in the Company's credit ratings which could increase its borrowing costs and limit its access to the capital markets; and
- a dramatic increase in the Company's client lending activities (including margin, mortgage, and personal lending) which may reduce the Company's liquid resources and excess capital position.

Significant interest rate changes could affect the Company's profitability and financial condition.

The Company is exposed to interest rate risk primarily from changes in the interest rates on its interest-earning assets (such as margin loans, customer mortgages, and securities) and its funding sources (such as customer deposits and Company borrowings). Changes in interest rates generally affect the interest earned on interest-earning assets differently than the interest the Company pays on its interest-bearing liabilities. Overall, the Company is positioned to benefit from a rising interest rate environment; the Company could be adversely affected by a decline in interest rates if the rates that the Company earns on interest-earning assets decline more than the rates that the Company pays on interest-bearing liabilities, or if prepayment rates increase on the mortgages and mortgage-backed securities that the Company holds. The Company may also be limited in the amount it can reduce interest rates on deposit accounts and still offer a competitive return. In the event prevailing short-term interest rates declined to the point where yields available on money market mutual funds approached the level of management fees on those funds, the Company could find itself in the position of having to reduce its management fees so that it could continue to pay clients a competitive return on their assets.

The Company may suffer significant losses from its credit exposures.

The Company's businesses are subject to the risk that a client or counterparty will fail to perform its contractual obligations, or that the value of collateral held to secure obligations will prove to be inadequate. While the Company has policies and procedures designed to manage this risk, the policies and procedures may not be fully effective. The Company's exposure mainly results from margin lending activities, securities lending activities, mortgage lending activities, its role as a counterparty in financial contracts and investing activities, and indirectly from the investing activities of certain of the proprietary funds that the Company sponsors.

The Company has exposure to credit risk associated with its securities available for sale portfolio which includes U.S. agency and non-agency collateralized mortgage obligations and corporate debt securities among other investments. The Company's loans to banking clients primarily consist of first-lien mortgage loans and home equity lines of credit. Housing price declines, increases in delinquency and default rates, changes in the interest rate environment and other economic factors can result in write-downs on such loans and the loss of value of securities available for sale.

Heightened credit exposures to specific counterparties or instruments (concentration risk) can increase the Company's risk of loss. Examples of the Company's credit concentration risk include:

- large investment positions in financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry;
- mortgage loans and home equity lines of credit to banking clients which are secured by properties in the same geographic region; and
- margin and securities lending activities collateralized by securities of a single issuer or industry.

The Company may also be subject to concentration risk when lending to a particular counterparty, borrower or issuer.

The Company sponsors a number of proprietary money market funds. During 2007, several financial institutions provided credit or liquidity support for their sponsored money market funds. Although the Company has no obligation to do so, the Company could decide for competitive reasons to provide credit or liquidity support to its funds in the event of significant declines in valuation of fund holdings. Such support could cause the Company to take significant charges and could reduce the Company's liquidity. If the Company chose not to provide credit or liquidity support in such a situation, the Company could suffer reputational damage and its business could be adversely affected.

The Company's industry is characterized by aggressive price competition.

The Company continually monitors its pricing in relation to competitors and periodically adjusts commission rates, interest rates, and other fee structures to enhance its competitive position. Increased competition, including pricing pressure, could harm the Company's results of operations and financial condition.

The industry in which the Company competes has undergone a period of consolidation.

The Company faces intense competition for the clients that it serves and the products and services it offers. There has been significant consolidation as financial institutions with which the Company competes have been acquired by or merged into or acquired other firms. This consolidation may continue. Competition is based on many factors, including the range of products and services offered, pricing, customer service, brand recognition, reputation, and perceived financial strength. Consolidations may enable other firms to offer a broader range of products and services than the Company does, or offer such products at more competitive prices.

The Company faces intense competition in hiring and retaining qualified employees, especially for employees who are key to the Company's ability to build and enhance client relationships.

The market for quality professionals and other personnel in the Company's business is highly competitive. Competition is particularly strong for financial consultants who build and sustain the Company's client relationships. The Company's ability to continue to compete effectively will depend upon its ability to attract new employees and retain existing employees while managing compensation costs.

Technology and operational failures could subject the Company to losses, litigation, and regulatory actions.

The Company faces technology and operating risk which is the potential for loss due to deficiencies in control processes or technology systems of the Company or its vendors that constrain the Company's ability to gather, process, and communicate information and process client transactions efficiently and securely, without interruptions. This risk also includes the risk of human error, employee misconduct, external fraud, computer viruses, terrorist attacks, and natural disaster. The Company's business and operations could be negatively impacted by any significant technology and operational failures. Moreover, instances of fraud or other misconduct, including improper use or disclosure of confidential client, employee, or company information, might also negatively impact the Company's reputation and client confidence in the Company, in addition to any direct losses that might result from such instances. Despite the Company's efforts to identify areas of risk, oversee operational areas involving risk, and implement policies and procedures designed to manage risk, there can be no assurance that the Company will not suffer unexpected losses, reputational damage or regulatory action due to technology or other operational failures, including those of its vendors.

The Company also faces risk related to its security guarantee which covers client losses from unauthorized account activity, such as those caused by external fraud involving the compromise of clients' login and password information. Losses reimbursed under the guarantee could have a negative impact on the Company's results of operations.

The Company relies on outsourced service providers to perform key functions.

The Company relies on service providers to perform certain key technology, processing, and support functions. These service providers also face technology and operating risk and any significant failures by them, including the improper use or disclosure of the Company's confidential client, employee, or company information, could cause the Company to incur losses and could harm the Company's reputation. The Company also faces the risk that a service provider could, without adequate notice, cease to provide services, which could disrupt the Company's operations. Switching to an alternative service provider may also require a transition period and result in less efficient operations.

Potential strategic transactions could have a negative impact on the Company's financial position.

The Company evaluates potential strategic transactions, including business combinations, acquisitions, and dispositions. Any such transaction could have a material impact on the Company's financial position, results of operations, or cash flows. The process of evaluating, negotiating, and effecting any such strategic transaction may divert management's attention from other business concerns, and might cause the loss of key clients, employees, and business partners. Moreover, integrating businesses and systems may result in unforeseen expenditures as well as numerous risks and uncertainties, including the need to integrate operational, financial, and management information systems and management controls, integrate relationships with clients and business partners, and manage facilities and employees in different geographic areas. In addition, an acquisition may cause the Company to assume liabilities or become subject to litigation. Further, the Company may not realize the anticipated benefits from an acquisition, and any future acquisition could be dilutive to the Company's current stockholders' percentage ownership or to earnings per share (EPS).

The Company's acquisitions and dispositions are typically subject to closing conditions, including regulatory approvals and the absence of material adverse changes in the business, operations or financial condition of the entity being acquired or sold. To the extent the Company enters into an agreement to buy or sell an entity, there can be no guarantee that the transaction will close when expected, or at all. If a material transaction does not close, the Company's stock price could decline.

Extensive regulation of the Company's businesses limits the Company's activities and may subject it to significant penalties.

As a participant in the securities, banking and financial services industries, the Company is subject to extensive regulation under both federal and state laws by governmental agencies, supervisory authorities, and SROs. Such regulation continues to become more extensive and complex. The requirements imposed by the Company's regulators are designed to ensure the integrity of the financial markets, the safety and soundness of financial institutions, and the protection of clients. These regulations often serve to limit the Company's activities by way of capital, customer protection and market conduct requirements, and restrictions on the businesses in which the Company may operate. Despite the Company's efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance. Any enforcement actions or other proceedings brought by the Company's regulators against the Company or its affiliates, officers or employees could result in fines, penalties, cease and desist orders, enforcement actions, or suspension or expulsion, any of which could harm the Company's reputation and adversely affect the Company's results of operations and financial condition.

Legislation or changes in rules and regulations could negatively impact the Company's business and financial results.

New legislation, rule changes, or changes in the interpretation or enforcement of existing federal, state and SRO rules and regulations may directly affect the operation and profitability of the Company or its specific business lines. The profitability of the Company could also be affected by rules and regulations which impact the business and financial communities generally, including changes to the laws governing taxation, electronic commerce, client privacy and security of client data.

In the ordinary course of business, the Company is subject to litigation and may not always be successful in defending itself against such claims.

The Company is subject to claims and lawsuits in the ordinary course of its business, which can result in settlements, awards, and injunctions. It is inherently difficult to predict the ultimate outcome of these matters, particularly in cases in which claimants seek substantial or unspecified damages, and a substantial judgment, settlement, fine, or penalty could be material to the Company's operating results or cash flows for a particular future period, depending on the Company's results for that period.

From time to time, the Company is subject to litigation claims from third parties alleging infringement of their intellectual property rights (e.g., patents). Such litigation can require the expenditure of significant Company resources. If the Company was found to have infringed a third-party patent, or other intellectual property rights, it could incur substantial liability, and in some circumstances could be enjoined from using certain technology, or providing certain products or services.

The Company's stock price has fluctuated historically, and may continue to fluctuate.

The Company's stock price can be volatile. Among the factors that may affect the Company's stock price are the following:

- speculation in the investment community or the press about, or actual changes in, the Company's competitive position, organizational structure, executive team, operations, financial condition, financial reporting and results, effectiveness of cost reduction initiatives, or strategic transactions;
- the announcement of new products, services, acquisitions, or dispositions by the Company or its competitors;

- increases or decreases in revenue or earnings, changes in earnings estimates by the investment community, and variations between estimated financial results and actual financial results.

Changes in the stock market generally or as it concerns the Company's industry, as well as geopolitical, economic, and business factors unrelated to the Company, may also affect the Company's stock price.

Item 1B. Unresolved Securities and Exchange Commission Staff Comments

None.

Item 2. Properties

A summary of the Company's significant locations at December 31, 2007 is presented in the following table. Locations are leased or owned as noted below. The square footage amounts are presented net of space that has been subleased to third parties.

	Square Footage	
(amounts in thousands)	Leased	Owned
Location		
Corporate office space:		
San Francisco, CA [1]	1,437	-
Service centers:		
Phoenix, AZ [2,3]	154	709
Denver, CO [2]	274	-
Richfield, OH [4]	117	-
Indianapolis, IN [2]	-	113
Orlando, FL [2]	106	-

(1) Includes Schwab headquarters.
(2) Includes a regional telephone service center.
(3) Includes two data centers and an administrative support center.
(4) Includes the Corporate and Retirement Services division headquarters.

Substantially all of the Company's branch offices are located in leased premises. The corporate headquarters, data centers, offices, and service centers generally support all of the Company's segments.

Item 3. Legal Proceedings

The Company is subject to claims and lawsuits in the ordinary course of its business, including arbitrations, class actions, and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. In addition, the Company is responding to certain litigation claims brought against former subsidiaries pursuant to indemnities it has provided to purchasers of those entities.

The Company believes it has strong defenses in all significant matters currently pending and is vigorously contesting liability and the damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions, or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Predicting the outcome of a matter is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage. In many cases, including those matters described below, it is not possible to determine whether a loss will be incurred or to estimate the range of that loss until the matter is close to resolution.

However, based on current information and consultation with counsel, management believes that the resolution of matters currently pending, including those described below, will not have a material adverse impact on the financial condition or cash flows of the Company, but could be material to the Company's operating results for a particular future period, depending on results for that period.

SoundView Litigation: As part of the sale of SoundView to UBS Securities LLC and UBS Americas Inc. (collectively referred to as UBS), the Company agreed to indemnify UBS for certain litigation, including the claims described below.

SoundView and certain of its subsidiaries are among the numerous financial institutions named as defendants in multiple purported securities class actions filed in the United States District Court for the Southern District of New York (the IPO Allocation Litigation) between June and December 2001. The IPO Allocation Litigation was brought on behalf of persons who either directly or in the aftermarket purchased IPO securities between March 1997 and December 2000. The plaintiffs allege that SoundView entities and the other underwriters named as defendants required customers receiving allocations of IPO shares to pay excessive and undisclosed commissions on unrelated trades and to purchase shares in the aftermarket at prices higher than the IPO price, in violation of the federal securities laws. SoundView entities have been named in 31 of the actions, each involving a different company's IPO, and had underwriting commitments in approximately 90 other IPOs that are the subject of lawsuits. SoundView entities have not been named as defendants in these cases, although the lead underwriters in those IPOs have asserted that depending on the outcome of the cases, SoundView entities may have indemnification or contribution obligations based on underwriting commitments in the IPOs. The parties, with the assent of the District Court, selected 17 cases as focus cases for the purpose of case-specific discovery, and in October 2004, the District Court allowed 6 of the focus cases to proceed as class actions. Defendants appealed that decision to the United States Court of Appeals for the Second Circuit, which issued an order on December 5, 2006 reversing the District Court's decision to allow the 6 focus cases to proceed as class actions. On April 6, 2007, the Court of Appeals denied the plaintiffs' request for rehearing. In August and September 2007, plaintiffs filed amended class action complaints and renewed motions for class certification, which again seek approval for the cases to proceed as class actions. The Company will continue to vigorously contest these claims on behalf of SoundView pursuant to the indemnity with UBS.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2007, no matters were submitted to a vote of CSC's security holders.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

CSC's common stock is listed on The Nasdaq Stock Market under the ticker symbol SCHW. The number of common stockholders of record as of January 31, 2008 was 9,612. The closing market price per share on that date was $22.30.

The other information required to be furnished pursuant to this item is included in "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 14. Employee Incentive, Deferred Compensation, and Retirement Plans and 26. Quarterly Financial Information (Unaudited)."

The following graph shows a five-year comparison of cumulative total returns for CSC's common stock, the Dow Jones U.S. Investment Services Index, and the Standard & Poor's 500 Index, each of which assumes an initial investment of $100 and reinvestment of dividends.


$300
$250
$200
$150
$100
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
The Charles Schwab Corporation
Dow Jones U.S. Investment Services Index
Standard & Poor's 500 Index

December 31,	2002	2003	2004	2005	2006	2007
The Charles Schwab Corporation	$ 100	$ 110	$ 112	$ 138	$ 183	$ 257
Dow Jones U.S. Investment Services Index	$ 100	$ 142	$ 154	$ 188	$ 253	$ 229
Standard & Poor's 500 Index	$ 100	$ 129	$ 143	$ 150	$ 173	$ 183

(c) Issuer Purchases of Equity Securities

The following table summarizes purchases made by or on behalf of CSC of its common stock for each calendar month in the fourth quarter of 2007.

Month	Total Number Of Shares Purchased (in thousands)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program [1] (in thousands)	Approximate Dollar Value of Shares that May Yet be Purchased under the Program (in millions)
October:				
Share Repurchase Program [1]	-	-	-	$446
Employee Transactions [2]	235	$ 23.07	N/A	N/A
November:				
Share Repurchase Program [1]	-	-	-	$446
Employee Transactions [2]	10	$ 22.81	N/A	N/A
December:				
Share Repurchase Program [1]	-	-	-	$446
Employee Transactions [2]	195	$ 24.43	N/A	N/A
Total:				
Share Repurchase Program [1]	-	-	-	$446
Employee Transactions [2]	440	$ 23.67	N/A	N/A

N/A Not applicable.

(1) There were no share repurchases under the Share Repurchase Program during the fourth quarter. Repurchases under this program are under an authorization by CSC's Board of Directors covering up to $500 million of common stock publicly announced by the Company on April 25, 2007. The remaining authorization does not have an expiration date.

(2) Includes restricted shares withheld (under the terms of grants under employee stock incentive plans) to offset tax withholding obligations that occur upon vesting and release of restricted shares. The Company may receive shares to pay the exercise price and/or to satisfy tax withholding obligations by employees who exercise stock options (granted under employee stock incentive plans), which are commonly referred to as stock swap exercises.

Item 6. Selected Financial Data

Selected Financial and Operating Data

(In Millions, Except Per Share Amounts, Ratios, and as Noted)

	Growth Rates Compounded 4-Year 2003-2007	Growth Rates Annual 1-Year 2006-2007	2007	2006	2005	2004	2003
Results of Operations							
Net revenues	11%	16%	$ 4,994	$ 4,309	$ 3,619	$ 3,416	$ 3,267
Expenses excluding interest	4%	11%	$ 3,141	$ 2,833	$ 2,592	$ 2,869	$ 2,640
Income from continuing operations	29%	26%	$ 1,120	$ 891	$ 634	$ 350	$ 402
Net income [1]	50%	96%	$ 2,407	$ 1,227	$ 725	$ 286	$ 472
Income from continuing operations per share — basic	33%	33%	$ .93	$ .70	$ .49	$ .26	$ .30
Income from continuing operations per share — diluted	33%	33%	$ .92	$ .69	$ .48	$ .26	$ .29
Basic earnings per share [1,2]	54%	105%	$ 1.99	$ .97	$ .56	$ .21	$ .35
Diluted earnings per share [1,2]	54%	107%	$ 1.97	$ .95	$ .55	$ .21	$ .35
Dividends declared per common share	41%	48%	$ .200	$ .135	$ .089	$ .074	$ .050
Special dividend declared per common share	100%	100%	$ 1.00	-	-	-	-
Weighted-average common shares outstanding — diluted	(3%)	(5%)	1,222	1,286	1,308	1,365	1,364
Asset-based and other revenues as a percentage of net revenues [3]			83%	82%	79%	70%	64%
Trading revenues as a percentage of net revenues [3]			17%	18%	21%	30%	36%
Effective income tax rate on income from continuing operations			39.6%	39.6%	38.3%	36.0%	35.9%
Capital expenditures — cash purchases of equipment, office facilities, and property, net [4]	6%	185%	$ 168	$ 59	$ 78	$ 177	$ 132
Capital expenditures, net, as a percentage of net revenues			3%	1%	2%	5%	4%
Performance Measures							
Net revenue growth (decline)			16%	19%	6%	5%	(1%)
Pre-tax profit margin from continuing operations			37.1%	34.3%	28.4%	16.0%	19.2%
Return on stockholders' equity			55%	26%	16%	6%	11%
Financial Condition (at year end)							
Total assets	(2%)	(14%)	$ 42,286	$ 48,992	$ 47,351	$ 47,133	$ 45,866
Long-term debt	6%	132%	$ 899	$ 388	$ 462	$ 533	$ 721
Stockholders' equity	(4%)	(25%)	$ 3,732	$ 5,008	$ 4,450	$ 4,386	$ 4,461
Assets to stockholders' equity ratio			11	10	11	11	10
Long-term debt to total financial capital (long-term debt plus stockholders' equity)			19%	7%	9%	11%	14%
Employee Information							
Full-time equivalent employees [5] (at year end, in thousands)	-	7%	13.3	12.4	11.6	11.8	13.4
Net revenues per average full-time equivalent employee (in thousands)	12%	7%	$ 387	$ 362	$ 319	$ 260	$ 242

Note: All information contained in this Annual Report on Form 10-K is presented on a continuing basis unless otherwise noted.

(1) Net income in 2007 includes a gain of $1.2 billion, after tax, on the sale of U.S. Trust.

(2) Both basic and diluted earnings per share include discontinued operations.

(3) Asset-based and other revenues include asset management and administration fees, net interest revenue, and other revenues. Trading revenues include commission and principal transaction revenues.

(4) Capital expenditures in 2006 are presented net of proceeds of $63 million primarily from the sale of a data center and in 2005 are presented net of proceeds of $20 million from the sale of equipment.

(5) Full-time equivalent employees in 2007 includes 365 employees related to the acquisition of The 401(k) Company on March 31, 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Management of the Company focuses on several key financial and non-financial metrics in evaluating the Company's financial position and operating performance. All information contained in this Annual Report on Form 10-K is presented on a continuing operations basis unless otherwise noted. Results for the years ended December 31, 2007, 2006, and 2005 are shown in the following table:

	Growth Rate 1-year 2006-2007	2007	2006	2005
Client Activity Metrics:				
Net new client assets (in billions) [1,2]	92%	$ 160.2	$ 83.3	$ 79.6
Client assets (in billions, at year end)	17%	$ 1,445.5	$ 1,239.2	$ 1,053.5
Clients' daily average trades (in thousands)	6%	284.9	270.0	221.4
Company Financial Metrics:				
Net revenue growth from prior year		16%	19%	6%
Pre-tax profit margin from continuing operations		37.1%	34.3%	28.4%
Return on stockholders' equity		55%	26%	16%
Net revenue per average full-time equivalent employee (in thousands)	7%	$ 387	$ 362	$ 319

(1) Net new client assets in 2007 includes $23.0 billion related to the acquisition of The 401(k) Company and $3.3 billion related to a mutual fund clearing services client.
(2) Effective in 2007, amounts include the Company's mutual fund clearing services business' daily net settlements. All prior period amounts have been recast to reflect this change.

- Net new client assets is defined as the total inflows of client cash and securities to the firm less client outflows. Management believes that this metric depicts how well the Company's products and services appeal to new and existing clients.
- Client assets is the market value of all client assets housed at the Company. Management considers client assets to be indicative of the Company's appeal in the marketplace. Additionally, growth in certain components of client assets (e.g., Mutual Fund OneSource funds) directly impacts asset management and administration fee revenues.
- Clients' daily average trades is an indicator of client engagement with securities markets and the most prominent driver of trading revenues.
- Management believes that net revenue growth, pre-tax profit margin from continuing operations, and return on stockholders' equity provide broad indicators of the Company's overall financial health, operating efficiency, and ability to generate acceptable returns.
- Net revenue per average full-time equivalent employee is considered by management to be the Company's broadest measure of productivity.

The Company's net revenues are classified into asset-based and other (i.e., asset management and administration fees, net interest revenue, and other revenue) and trading categories. The Company generates asset-based and other revenues primarily through asset management and administration fees earned through its proprietary and third-party mutual fund offerings, as well as fee-based investment management and advisory services, and interest revenue earned on margin loans, loans to banking clients, and investments. Asset-based and other revenues are impacted by securities valuations, interest rates, the Company's ability to attract new clients, and client activity levels. The Company generates trading revenues through commissions earned for

(Tabular Amounts in Millions, Except Ratios, and as Noted)

executing trades for clients and principal transaction revenues from trading activity in fixed income securities. Trading revenues are impacted by trading volumes, the volatility of equity prices in the securities markets and commission rates.

2007 was marked by increased concerns relating to the housing and credit markets, declining short-term interest rates, and significant securities market volatility. Overall equity market returns for the year showed gains for the three major indices – the Dow Jones Industrial Average increased 6%, the Standard and Poor's 500 Index increased 4%, and the Nasdaq Composite Index increased 10%.

The Company improved its operating and financial performance in 2007 by focusing on the client experience in each of its three segments and delivering high quality products and services at competitive prices. Net new client assets totaled $160.2 billion for the year, up 92% from a year ago. Assets in client accounts were $1.446 trillion at December 31, 2007, up 17% from 2006. Active brokerage accounts totaled 7.0 million at December 31, 2007, up 5% from 2006. Banking accounts totaled 262,000 at December 31, 2007, up 78% from 2006. Corporate retirement plan participants totaled 1.2 million at December 31, 2007, up 122% from 2006. Net revenues increased by 16% compared to 2006 primarily due to an increase in asset management and administration fees driven by growth in client assets, as well as an increase in net interest revenue due to higher interest rate spreads. The Company achieved a pre-tax profit margin from continuing operations of 37.1% in 2007 due to revenue growth and disciplined expense management during the year. Return on stockholders' equity increased to 55% in 2007, compared to 26% in 2006, reflecting the sale of U.S. Trust, earnings growth, and the Company's continued active management of its capital base. Net revenue per average full-time equivalent employee was $387,000 in 2007, up 7% from 2006 due to revenue growth partially offset by the increase in full-time equivalent employees as a result of the acquisition of The 401(k) Company in March 2007.

Capital Restructuring

During 2007, CSC completed a capital restructuring that returned approximately $3.3 billion in capital to stockholders to create a more efficient and cost-effective capital structure. The capital restructuring included the following components:

- CSC paid a special cash dividend of $1.00 per common share, which returned $1.2 billion to stockholders. The special dividend was paid on August 24, 2007, to stockholders of record on July 24, 2007.
- In August 2007, CSC repurchased 84 million shares of its common stock through a modified "Dutch Auction" Tender Offer (Tender Offer). The Tender Offer period closed on July 31, 2007 and CSC accepted for purchase 84 million shares of its common stock, at a purchase price of $20.50 per share, for a total purchase price of $1.7 billion.
- CSC executed a separate Stock Purchase Agreement with Chairman and CEO Charles R. Schwab, CSC's largest stockholder, and with certain additional stockholders whose shares Mr. Schwab is deemed to beneficially own. Under the Stock Purchase Agreement, Mr. Schwab and the other stockholders who are parties to the agreement did not participate in the Tender Offer, but instead, sold, and CSC purchased, 18 million shares, at a purchase price ($20.50 per share), which is the same as was determined and paid in the Tender Offer, for a total purchase price of $369 million. The number of shares repurchased resulted in Mr. Schwab maintaining the same beneficial percentage interest in CSC's outstanding common stock that he had prior to the Tender Offer and sale of shares pursuant to the Stock Purchase Agreement (approximately 18 percent, which does not take into consideration Mr. Schwab's outstanding options to acquire stock). The shares under this agreement were repurchased on August 15, 2007.
- In September 2007, CSC issued $250 million of 6.375% Senior Medium-Term Notes due in 2017. In October 2007, CSC issued $300 million of junior subordinated notes. For further discussion of the issuance of the junior subordinated notes, see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 12. Borrowings."

(Tabular Amounts in Millions, Except Ratios, and as Noted)

Discontinued Operations

On July 1, 2007, the Company completed the sale of all of the outstanding common stock of U.S. Trust for $3.3 billion in cash. CSC recognized a gain on the sale of $1.9 billion, or $1.2 billion after tax, in the third quarter of 2007.

The results of operations, net of income taxes, and cash flows of U.S. Trust have been presented as discontinued operations on the Company's consolidated statements of income and of cash flows for all periods through the date of the sale. The assets and liabilities of U.S. Trust prior to the sale have each been combined and presented as assets and liabilities of discontinued operations on the Company's consolidated balance sheets. The Company's consolidated prior period revenues, expenses, taxes on income, assets, liabilities, and cash flows also reflect this presentation.

In 2004, the Company sold its capital markets business to UBS and thereby eliminated the revenues and expenses unique to the capital markets business. The results of operations, net of income taxes, of the capital markets business have been presented as discontinued operations on the Company's consolidated statements of income for all periods.

	2007	2006	2005
Income from discontinued operations, net of tax:			
Sale of U.S. Trust	$ 1,287	$ 333	$ 96
Sale of capital markets business	-	3	(5)
Total	$ 1,287	$ 336	$ 91

Business Acquisition

On March 31, 2007, the Company completed its acquisition of The 401(k) Company, which offers retirement plan services, for $115 million in cash. As a result of a purchase price allocation, the Company recorded goodwill of $106 million and intangible assets of $8 million. The intangible assets will be amortized over 16 years.

Segment Information

The Company provides financial services to individuals, and institutional and corporate clients through three segments – Schwab Investor Services, Schwab Institiutional®, and Schwab Corporate and Retirement Services. As a result of organizational and related business changes in the second quarter of 2007, the corporate and retirement services business, which was historically included within the Schwab Investor Services segment, has been separated into its own segment called Schwab Corporate and Retirement Services. Additionally, the mutual fund clearing services business, which was historically included in unallocated and other, is included within the Schwab Corporate and Retirement Services segment. Previously-reported segment information has been revised to reflect these changes. The Schwab Investor Services segment includes the Company's retail brokerage and banking operations. The Schwab Institutional segment provides custodial, trading, and support services to independent investment advisors. The Schwab Corporate and Retirement Services segment provides retirement plan services, plan administrator services, stock plan services, and mutual fund clearing services and supports the availability of Schwab proprietary mutual funds on third-party platforms. The Company evaluates the performance of its segments on a pre-tax basis excluding items such as restructuring charges, impairment charges, discontinued operations, and extraordinary items. Segment assets are not disclosed because the balances are not used for evaluating segment performance and deciding how to allocate resources to segments.

(Tabular Amounts in Millions, Except Ratios, and as Noted)

Financial information for the Company's reportable segments is presented in the following table:

For the year ended December 31,	Growth Rate 2006 - 2007	2007	2006	2005
Schwab Investor Services:				
Net revenues	14%	$ 3,352	$ 2,940	$ 2,504
Expenses excluding interest	7%	2,115	1,982	1,805
Contribution margin	29%	$ 1,237	$ 958	$ 699
Schwab Institutional:				
Net revenues	16%	$ 1,121	$ 966	$ 803
Expenses excluding interest	14%	639	562	486
Contribution margin	19%	$ 482	$ 404	$ 317
Schwab Corporate and Retirement Services:				
Net revenues	36%	$ 506	$ 373	$ 294
Expenses excluding interest	37%	367	268	212
Contribution margin	32%	$ 139	$ 105	$ 82
Unallocated and other:				
Net revenues	N/M	$ 15	$ 30	$ 18
Expenses excluding interest	N/M	20	21	89
Contribution margin	N/M	$ (5)	$ 9	$ (71)
Total:				
Net revenues	16%	$ 4,994	$ 4,309	$ 3,619
Expenses excluding interest	11%	3,141	2,833	2,592
Contribution margin	26%	$ 1,853	$ 1,476	$ 1,027

N/M Not meaningful.

Schwab Investor Services

Net revenues increased by $412 million, or 14%, from 2006 due to growth in net interest revenue and higher asset management and administration fees. Net interest revenue increased due to higher levels of market interest rates and changes in the composition of interest-earning assets, including increases in securities available for sale and loans to banking clients. Asset management and administration fees increased as a result of higher balances of client assets in the Company's proprietary mutual funds and Mutual Fund OneSource® service, as well as balances participating in advisory and managed account service programs. Expenses excluding interest increased by $133 million, or 7%, from 2006 primarily due to higher client servicing and other related expenses, as well as higher market development expense.

Schwab Institutional

Net revenues increased by $155 million, or 16%, from 2006 due to higher asset management and administration fees and net interest revenue. Asset management and administration fees increased as a result of higher balances of client assets in the Company's proprietary mutual funds and Mutual Fund OneSource® service, as well as balances participating in managed account service programs. Net interest revenue increased due to higher levels of client assets in interest-earning products, including increases in securities available for sale. Expenses excluding interest increased by $77 million, or 14%, from 2006 primarily due to higher business development, marketing and account servicing related expenses, as well as increased infrastructure investment.

(Tabular Amounts in Millions, Except Ratios, and as Noted)

Schwab Corporate and Retirement Services

Net revenues increased by $133 million, or 36%, from 2006 due to higher asset management and administration fees, net interest revenue, and the acquisition of the 401(k) Company in March 2007. Asset management and administration fees increased as a result of higher mutual fund, advisory, and managed account asset balances. Net interest revenue increased due to higher levels of client assets in interest-earning products. Expenses excluding interest increased by $99 million, or 37%, from 2006 primarily due to higher account servicing and related costs as a result of the acquisition of the 401(k) Company and the corresponding increase in the number of corporate retirement plan participants and client assets.

Unallocated and Other

Net revenues decreased by $15 million, or 50%, from 2006 primarily due to the receipt of $25 million related to the confidential resolution of a legal matter in 2006.

RESULTS OF OPERATIONS

	Growth Rate 1-year 2006-2007	2007	2006	2005
Asset-based and other revenues	17%	$ 4,134	$ 3,524	$ 2,841
Trading revenue	10%	860	785	778
Total net revenues	16%	4,994	4,309	3,619
Expenses excluding interest	11%	3,141	2,833	2,592
Income from continuing operations before taxes on income	26%	1,853	1,476	1,027
Taxes on income	25%	(733)	(585)	(393)
Income from continuing operations	26%	1,120	891	634
Income from discontinued operations, net of tax	N/M	1,287	336	91
Net income	96%	$ 2,407	$ 1,227	$ 725
Earnings per share from continuing operations – diluted	33%	$ .92	$ .69	$ .48
Earnings per share – diluted	107%	$ 1.97	$ .95	$ .55
Pre-tax profit margin from continuing operations		37.1%	34.3%	28.4%
Effective income tax rate on income from continuing operations		39.6%	39.6%	38.3%

N/M Not meaningful.

The increases in asset-based and other revenues from 2005 to 2007 were primarily due to an increase in asset management and administration fees resulting from higher levels of client assets and an increase in net interest revenue resulting from higher interest rate spreads. Net interest revenue also increased due to the incremental interest revenue generated by temporarily investing the proceeds from the sale of U.S. Trust in the third quarter of 2007. The increase in trading revenues from 2006 to 2007 was primarily due to higher daily average revenue trades and higher average revenue earned per revenue trade.

The increases in expenses excluding interest from 2005 to 2007 were primarily due to higher compensation and benefits expense, advertising and market development expense, and professional services expense. The increase in the effective income tax rates on income from continuing operations from 2005 to 2006 was primarily due to higher state taxes.

The increases in income from continuing operations from 2005 to 2007 were primarily due to an increase in net revenues, partially offset by higher expenses excluding interest. The increase in net income from 2006 to 2007 was primarily due to the gain of $1.2 billion, after tax, on the sale of U.S. Trust in the third quarter of 2007.

Certain reclassifications have been made to prior year amounts to conform to the current presentation. All references to EPS information in this Management's Discussion and Analysis of Financial Condition and Results of Operations reflect diluted earnings per share unless otherwise noted.

Net Revenues

The Company categorizes its revenues as either asset-based and other revenues or trading revenue. As shown in the following table, asset-based and other revenues, trading revenue, and total net revenues increased from 2006.

(Tabular Amounts in Millions, Except Ratios, and as Noted)

Sources of Net Revenues

Year Ended December 31,

		2007		2006		2005	
	Growth Rate 2006-2007	Amount	% of Total Net Revenues	Amount	% of Total Net Revenues	Amount	% of Total Net Revenues
Asset-based and other revenues							
Asset management and administration fees [1]							
Mutual fund service fees:							
Proprietary funds (Schwab Funds® and Laudus Funds®)	21%	$ 1,167	23%	$ 963	22%	$ 825	23%
Mutual Fund OneSource®	21%	634	13%	526	12%	456	13%
Clearing and other	23%	91	2%	74	2%	61	2%
Investment management and trust fees	22%	378	8%	310	8%	228	6%
Other	22%	88	1%	72	2%	104	2%
Asset management and administration fees	21%	2,358	47%	1,945	46%	1,674	46%
Net interest revenue							
Interest revenue:							
Margin loans to clients	3%	859	17%	837	19%	654	18%
Investments, client-related	(15%)	518	10%	609	14%	522	14%
Securities available for sale	25%	399	8%	319	8%	128	4%
Loans to banking clients	32%	169	3%	128	3%	78	2%
Short-term investments	123%	125	3%	56	2%	19	1%
Other	22%	200	5%	164	3%	122	3%
Interest revenue	7%	2,270	46%	2,113	49%	1,523	42%
Interest expense:							
Brokerage client cash balances	(23%)	329	7%	426	10%	378	10%
Deposits from banking clients	19%	238	5%	200	5%	74	2%
Long-term debt	31%	38	1%	29	1%	30	1%
Other	(25%)	18	-	24	-	19	1%
Interest expense	(8%)	623	13%	679	16%	501	14%
Net interest revenue	15%	1,647	33%	1,434	33%	1,022	28%
Other	(11%)	129	3%	145	3%	145	5%
Total asset-based and other revenues	17%	4,134	83%	3,524	82%	2,841	79%
Trading revenue							
Commissions	7%	755	15%	703	16%	693	19%
Principal transactions	28%	105	2%	82	2%	85	2%
Total trading revenue	10%	860	17%	785	18%	778	21%
Total net revenues	16%	$ 4,994	100%	$ 4,309	100%	$ 3,619	100%

[1] Certain prior-year amounts have been reclassified to conform to the 2007 presentation.

(Tabular Amounts in Millions, Except Ratios, and as Noted)

Asset Management and Administration Fees

Asset management and administration fees include mutual fund service fees, as well as fees for other asset-based financial services provided to individual and institutional clients. The Company earns mutual fund service fees for transfer agent services, shareholder services, administration, and investment management provided to its proprietary funds, and recordkeeping and shareholder services provided to third-party funds. These fees are based upon the daily balances of client assets invested in third-party funds and the Company's proprietary funds. The Company also earns asset management fees for advisory and managed account services, which are based on the daily balances of client assets subject to the specific fee for service. The fair values of client assets, which include proprietary and third-party mutual funds, are based on quoted market prices and other observable market data. Asset management and administration fees may vary with changes in the balances of client assets due to market fluctuations and levels of net new client assets.

The increase in asset management and administration fees from 2005 to 2007 was primarily due to higher mutual fund, advisory, and managed account asset balances. The $329 million, or 21% increase in mutual fund service fees from 2006 to 2007 was primarily due to a 26% rise in the Company's proprietary mutual fund asset balances and an 11% increase in asset balances in Schwab's Mutual Fund OneSource service. The $221 million, or 16% increase in mutual fund service fees from 2005 to 2006, was primarily due to a 28% rise in the Company's proprietary mutual fund asset balances and an 18% increase in asset balances in Schwab's Mutual Fund OneSource service. The $68 million, or 22%, and $82 million, or 36%, increase in investment management and trust fees from 2006 to 2007 and 2005 to 2006, respectively, was primarily due to higher balances of client assets participating in advisory and managed account services programs. At December 31, 2007, the Company's total client assets increased $206.3 billion, or 17%, from December 31, 2006 due to $160.2 billion of net new client assets and $46.1 billion of net market gains. At December 31, 2006, the Company's total client assets increased $185.7 billion, or 18%, from December 31, 2005 due to $83.3 billion of net new client assets and $102.4 billion of net market gains.

Net Interest Revenue

Net interest revenue is the difference between interest earned on certain assets (mainly margin loans to clients, investments of segregated client cash balances, loans to banking clients, and securities available for sale) and interest paid on supporting liabilities (mainly deposits from banking clients and brokerage client cash balances). Net interest revenue is affected by changes in the volume and mix of these assets and liabilities, as well as by fluctuations in interest rates and portfolio management strategies. The Company is positioned so that the consolidated balance sheet produces an increase in net interest revenue when interest rates rise and, conversely, a decrease in net interest revenue when interest rates fall (i.e., interest-earning assets generally reprice more quickly than interest-bearing liabilities). In the event of falling interest rates, the Company might attempt to mitigate some of this negative impact by extending the maturities of assets in investment portfolios to lock-in asset yields as well as by lowering rates paid to clients on interest-bearing liabilities. The Company's flexibility in repricing these liabilities is increasingly constrained as short term rates approach zero.

In clearing its clients' trades, Schwab holds cash balances payable to clients. In most cases, Schwab pays its clients interest on cash balances awaiting investment, and may invest these funds and earn interest revenue. Margin loans arise when Schwab lends funds to clients on a secured basis to purchase securities. Pursuant to SEC regulations, client cash balances that are not used for margin lending are generally segregated into investment accounts that are maintained for the exclusive benefit of clients.

When investing segregated client cash balances, Schwab must adhere to SEC regulations that restrict investments to U.S. government securities, participation certificates, mortgage-backed securities guaranteed by the Government National Mortgage Association, certificates of deposit issued by U.S. banks and thrifts, and resale agreements collateralized by qualified securities. Schwab's policies for credit quality and maximum maturity

(Tabular Amounts in Millions, Except Ratios, and as Noted)

requirements are more restrictive than these SEC regulations. Schwab Bank also maintains investment portfolios for liquidity as well as to invest funding from deposits raised in excess of loans to clients. Schwab Bank invests in securities available for sale, including commercial paper, collateralized mortgage obligations (CMOs), corporate debt, and U.S. government securities. Schwab Bank lends funds to banking clients primarily in the form of mortgage loans. These loans are largely funded by interest-bearing deposits from banking clients.

The Company's interest-earning assets are financed primarily by interest-bearing brokerage client cash balances and deposits from banking clients. Other funding sources include noninterest-bearing brokerage client cash balances, proceeds from stock-lending activities, and long-term debt, as well as stockholders' equity. Client-related daily average balances, interest rates, and average net interest spread are summarized as follows:

	2007	2006	2005
Interest-Earning Assets:			
Investments of segregated client cash balances:			
Average balance outstanding	$ 9,991	$ 12,758	$ 17,007
Average interest rate	5.18%	4.77%	3.07%
Margin loans to clients:			
Average balance outstanding	$ 10,736	$ 10,252	$ 9,780
Average interest rate	8.00%	8.17%	6.69%
Securities available for sale:			
Average balance outstanding [1,2]	$ 7,334	$ 6,126	$ 3,376
Average interest rate	5.44%	5.20%	3.80%
Loans to banking clients:			
Average balance outstanding	$ 2,786	$ 2,162	$ 1,613
Average interest rate	6.07%	5.94%	4.84%
Funding Sources:			
Interest-bearing brokerage client cash balances:			
Average balance outstanding	$ 14,768	$ 17,865	$ 22,037
Average interest rate	2.23%	2.38%	1.72%
Interest-bearing banking deposits:			
Average balance outstanding [1]	$ 12,047	$ 9,137	$ 5,597
Average interest rate	1.98%	2.19%	1.32%
Other interest-bearing sources:			
Average balance outstanding	$ 1,961	$ 1,816	$ 1,585
Average interest rate	2.05%	2.42%	2.32%
Average noninterest-bearing portion	$ 2,071	$ 2,480	$ 2,557
Summary:			
Total average balance on interest-earning assets	$ 30,847	$ 31,298	$ 31,776
Average yield on interest-earning assets	6.30%	6.05%	4.35%
Total average balance on funding sources	$ 30,847	$ 31,298	$ 31,776
Average interest rate on funding sources	1.97%	2.14%	1.54%
Average net interest spread	4.33%	3.91%	2.81%

(1) Amounts include assets and liabilities retained from discontinued operations as discussed below.
(2) Amounts have been calculated based on amortized cost.

The increases in net interest revenue in the last two years were primarily due to changes in the composition of interest-earning assets, including increases in securities available for sale, loans to banking clients, and margin loan balances, as well as generally higher yields on earning assets, partially offset by higher average balances on banking deposits.

Since the Company establishes the rates paid on brokerage client cash balances and certain banking deposits and the rates charged on margin loans, it has some ability to manage its net interest spread. However, the spread

(Tabular Amounts in Millions, Except Ratios, and as Noted)

is influenced by external factors such as the interest rate environment and competition. The Company's average net interest spread increased from 2005 to 2007 as the average yield on interest-earning assets increased more than the average interest rate on funding sources. Net interest revenue also increased due to incremental interest revenue generated by temporarily investing the proceeds from the sale of U.S. Trust.

The amount of excess cash held in certain Schwab brokerage client accounts that is swept into money market deposit accounts at Schwab Bank (and at U.S. Trust through May 2007) has increased significantly since the program's inception in 2003. Average interest-bearing banking deposits increased $2.9 billion, or 32%, to $12.0 billion from 2006 to 2007, and $3.5 billion, or 63%, to $9.1 billion from 2005 to 2006. Average securities available for sale balances increased $1.2 billion, or 20%, to $7.3 billion from 2006 to 2007, and $2.8 billion, or 81%, to $6.1 billion from 2005 to 2006, with higher levels of investments in corporate debt and mortgage-backed securities. Meanwhile, average interest-bearing brokerage client cash balances decreased $3.1 billion, or 17%, to $14.8 billion from 2006 to 2007, and $4.2 billion, or 19%, to $17.9 billion from 2005 to 2006. The decline in the average interest-bearing brokerage client cash balances led to a corresponding decline of $2.8 billion, or 22%, in average investments of segregated client cash balances to $10.0 billion from 2006 to 2007, and $4.2 billion, or 25%, to $12.8 billion from 2005 to 2006.

Certain interest-bearing assets and liabilities of U.S. Trust retained by the Company: The excess cash held in certain Schwab brokerage client accounts was previously swept into a money market deposit account at U.S. Trust. In May 2007, Schwab terminated this arrangement and moved all of these balances to a similar existing arrangement with Schwab Bank. At December 31, 2006, these balances totaled $749 million and were included in deposits from banking clients with a corresponding amount in assets retained from discontinued operations on the Company's consolidated balance sheet. The interest expense related to these client deposit balances maintained at U.S. Trust is included in interest expense from continuing operations on the Company's consolidated statements of income of $4 million, $11 million, and $6 million for 2007, 2006, and 2005, respectively. The corresponding interest revenue on the invested cash balances related to these deposits is included in interest revenue from continuing operations on the Company's consolidated statements of income of $14 million, $38 million, and $22 million for 2007, 2006, and 2005, respectively. The interest revenue amount was calculated using the Company's funds transfer pricing methodology.

Other Revenue

Other revenue generally includes net gains and losses on certain investments, service fees, and software maintenance fees.

Trading Revenue

Trading revenue includes commission and principal transaction revenues. Commission revenues are affected by the number of revenue trades executed and the average revenue earned per revenue trade. Principal transaction revenues are primarily comprised of revenues from client fixed income securities trading activity. Factors that influence principal transaction revenues include the volume of client trades, market price volatility, and competitive pressures. The increase in trading revenue from 2006 to 2007 was primarily due to higher daily average revenue trades and higher average revenue earned per revenue trade. The increase in trading revenue from 2005 to 2006 was primarily due to higher daily average revenue trades, partially offset by lower average revenue earned per revenue trade as a result of reductions in commission pricing in 2006 and 2005.

As shown in the following table, daily average revenue trades executed by the Company increased 5% in 2007. Average revenue earned per revenue trade increased 4% from 2006 to 2007 primarily due to a higher proportion of equity trading volume outside the Company's active investor programs. Average revenue earned per revenue trade decreased 14% from 2005 to 2006, primarily due to the pricing changes discussed above.

	Growth Rate 2006-2007	2007	2006	2005
Daily average revenue trades (in thousands) [1]	5%	245.3	234.4	197.9
Number of trading days	-	249.5	250.0	251.5
Average revenue earned per revenue trade	4%	$ 13.99	$ 13.39	$ 15.61

(1) Includes all client trades that generate trading revenue (i.e., commission revenue or revenue from fixed income securities trading).

Expenses Excluding Interest

As shown in the table below, total expenses excluding interest increased in 2007 primarily due to higher compensation and benefits expense, advertising and market development expense, and professional services expense.

	Growth Rate 2006-2007	2007	2006	2005
Compensation and benefits	10%	$ 1,781	$ 1,619	$ 1,449
Professional services	14%	324	285	222
Occupancy and equipment	8%	282	260	262
Advertising and market development	22%	230	189	165
Communications	11%	200	180	174
Depreciation and amortization	(1%)	156	157	179
Other	17%	168	143	141
Total expenses excluding interest	11%	$ 3,141	$ 2,833	$ 2,592
Expenses as a percentage of total net revenues:				
Total expenses, excluding interest		63%	66%	72%
Advertising and market development		5%	4%	5%

Compensation and Benefits

Compensation and benefits expense includes salaries and wages, incentive compensation, and related employee benefits and taxes. Incentive compensation is tied to the achievement of specified objectives, including revenue growth, profit margin, and EPS. Therefore, a significant portion of compensation and benefits expense will fluctuate with these measures.

The increases in compensation and benefits expense from 2005 to 2007 were primarily due to an increase in full-time equivalent employees and higher levels of incentive compensation. The following table shows a comparison of certain compensation and benefits components and employee data:

	Growth Rate 2006-2007	2007	2006	2005
Salaries and wages	10%	$ 955	$ 872	$ 842
Incentive compensation [1]	10%	552	504	389
Employee benefits and other	13%	274	243	218
Total compensation and benefits expense	10%	$ 1,781	$ 1,619	$ 1,449
Compensation and benefits expense as a percentage of total net revenues:				
Salaries and wages		19%	20%	23%
Incentive compensation		11%	12%	11%
Employee benefits and other		6%	6%	6%
Total compensation and benefits expense		36%	38%	40%
Full-time equivalent employees (in thousands) [2]				
At year end	7%	13.3	12.4	11.6
Average	8%	12.9	11.9	11.3

(1) Includes incentives, discretionary bonus costs, employee stock purchase plan, long-term incentive plan, and stock-based compensation.
(2) Includes full-time, part-time and temporary employees, and persons employed on a contract basis, and excludes professional services related to outsourced service providers.

The increases in incentive compensation expense from 2005 to 2007 were primarily due to the increased cost of performance-based incentive plans as a result of the Company's improved financial results and stock-based compensation.

For 2007, net revenue growth outpaced compensation and benefits expense growth, resulting in a declining ratio of compensation and benefits expense as a percentage of total net revenues.

Expenses Excluding Compensation and Benefits

The increases in professional services expense from 2005 to 2007 were primarily due to higher levels of fees paid to outsourced service providers and consultants. The increase in occupancy and equipment expense from 2006 to 2007 was due to increases in data processing equipment and maintenance expense of $17 million and occupancy expense of $5 million. The increases in advertising and market development expense from 2005 to 2007 were primarily due to the Company's media and marketing spending related to its "Talk to Chuck™" national advertising campaign during 2006 and 2007. The increase in communications expense from 2006 to 2007 was due to higher levels of postage and printing costs of $15 million and news and quotes services of $5 million. Other expenses increased from 2006 to 2007 primarily due to increases in regulatory fees of $7 million, bank service charges of $7 million, and charitable contributions of $4 million.

LIQUIDITY AND CAPITAL RESOURCES

CSC conducts substantially all of its business through its wholly-owned subsidiaries. The capital structure among CSC and its subsidiaries is designed to provide each entity with capital and liquidity to meet its operational needs and regulatory requirements.

On November 15, 2007, Schwab Bank converted its charter from a national association to a federal savings bank. As a result of this conversion, CSC became a savings and loan holding company. As a federal savings bank and

(Tabular Amounts in Millions, Except Ratios, and as Noted)

savings and loan holding company, respectively, Schwab Bank and CSC are both subject to supervision and regulation by the OTS. Prior to the conversion CSC was a financial holding company, which is a type of bank holding company subject to supervision and regulation by the Federal Reserve System (Federal Reserve Board) under the Bank Holding Company Act of 1956, as amended, and Schwab Bank was a national association subject to supervision and regulation by the Office of the Comptroller of the Currency.

As a savings and loan holding company, CSC is not subject to the consolidated regulatory capital guidelines applicable to a financial holding company. CSC is required to maintain capital that is sufficient to support the holding company and its subsidiaries' business activities, and the risks inherent in those activities. To manage capital adequacy, CSC currently utilizes a target Tier 1 Leverage Ratio, as defined by the Federal Reserve Board, of at least 6%. As CSC's depository institution subsidiary, Schwab Bank is required to maintain a capital level that at least equals minimum capital levels specified in federal banking laws and regulations. Failure to meet the minimum levels will result in certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct effect on the Bank. Based on its regulatory capital ratios at December 31, 2007 and 2006, Schwab Bank is considered well capitalized.

Liquidity

CSC

CSC's liquidity needs are generally met through cash generated by its subsidiaries, as well as cash provided by external financing. Schwab and Schwab Bank are subject to regulatory requirements that may restrict them from certain transactions with CSC. Management believes that funds generated by the operations of CSC's subsidiaries will continue to be the primary funding source in meeting CSC's liquidity needs, providing adequate liquidity to meet Schwab Bank's capital guidelines, and maintaining Schwab's net capital.

CSC has liquidity needs that arise from its Senior Medium-Term Notes, Series A (Medium-Term Notes), as well as from the funding of cash dividends, acquisitions, and other investments. In September 2007, CSC issued $250 million of 6.375% Medium-Term Notes due in 2017. The Medium-Term Notes, of which $473 million was outstanding at December 31, 2007, have maturities ranging from 2008 to 2017 and fixed interest rates ranging from 6.38% to 8.05% with interest payable semiannually. The Medium-Term Notes are rated A2 by Moody's Investors Service (Moody's), A by Standard & Poor's Ratings Group (S&P), and A by Fitch IBCA, Inc. (Fitch).

CSC has a prospectus supplement on file with the SEC enabling CSC to issue up to $750 million in Senior or Senior Subordinated Medium-Term Notes, Series A. At December 31, 2007, $500 million of these notes remained unissued.

CSC has a Registration Statement under the Securities Act of 1933 on Form S-3 on file with the SEC relating to a universal shelf registration for the issuance of up to $1.0 billion aggregate amount of various securities, including common stock, preferred stock, debt securities, and warrants. At December 31, 2007, $700 million of these securities remained unissued. In October 2007, CSC issued $300 million of junior subordinated notes. See "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 12. Borrowings" for a discussion of the junior subordinated notes issued under this registration statement.

CSC has authorization from its Board of Directors to issue commercial paper up to the amount of CSC's committed, unsecured credit facility (see below), not to exceed $1.5 billion. At December 31, 2007, no commercial paper had been issued. CSC's ratings for these short-term borrowings are P-1 by Moody's, A-1 by S&P, and F1 by Fitch.

CSC maintains an $800 million committed, unsecured credit facility with a group of eighteen banks which is scheduled to expire in June 2008. CSC plans to establish a similar facility to replace this one when it expires. This facility was unused in 2007. Any issuances under CSC's commercial paper program will reduce the amount

(Tabular Amounts in Millions, Except Ratios, and as Noted)

available under this facility. The funds under this facility are available for general corporate purposes and CSC pays a commitment fee on the unused balance of this facility. The financial covenants in this facility require CSC to maintain a minimum level of stockholders' equity, Schwab to maintain a minimum net capital ratio, as defined, and Schwab Bank to be well capitalized, as defined. Management believes that these restrictions will not have a material effect on its ability to meet foreseeable dividend or funding requirements.

CSC also has direct access to $811 million of the $861 million uncommitted, unsecured bank credit lines, provided by eight banks, that are primarily utilized by Schwab to manage short-term liquidity. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. These lines were not used by CSC in 2007.

In addition, Schwab provides CSC with a $1.0 billion credit facility maturing in 2009. No funds were drawn under this facility at December 31, 2007.

Schwab

Most of Schwab's assets are readily convertible to cash, consisting primarily of short-term (i.e., less than 150 days) investment-grade, interest-earning investments (the majority of which are segregated for the exclusive benefit of clients pursuant to regulatory requirements), receivables from brokerage clients, and receivables from brokers, dealers, and clearing organizations. Client margin loans are demand loan obligations secured by readily marketable securities. Receivables from and payables to brokers, dealers, and clearing organizations primarily represent current open transactions, which usually settle, or can be closed out, within a few business days.

Liquidity needs relating to client trading and margin borrowing activities are met primarily through cash balances in brokerage client accounts, which were $19.5 billion, $19.9 billion, and $24.2 billion at December 31, 2007, 2006, and 2005, respectively. Management believes that brokerage client cash balances and operating earnings will continue to be the primary sources of liquidity for Schwab in the future.

The Company has a lease financing liability related to an office building and land under a 20-year lease. The remaining lease financing liability of $121 million at December 31, 2007 is being reduced by a portion of the lease payments over the remaining lease term of approximately 17 years.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of eight banks totaling $861 million at December 31, 2007. The need for short-term borrowings arises primarily from timing differences between cash flow requirements, scheduled liquidation of interest-bearing investments, and movements of cash to meet segregation requirements. Schwab used such borrowings for seventeen days in 2007, with daily amounts borrowed averaging $177 million. There were no borrowings outstanding under these lines at December 31, 2007.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with twelve banks in favor of the OCC aggregating $1.1 billion at December 31, 2007. Schwab pays a fee to maintain these arrangements. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging letters of credit (LOCs), in favor of these brokerage clients, which are issued by multiple banks. Schwab also pays a fee to maintain these arrangements. At December 31, 2007, the aggregate face amount of these outstanding LOCs totaled $195 million. No funds were drawn under these LOCs at December 31, 2007.

Schwab is subject to regulatory requirements that are intended to ensure the general financial soundness and liquidity of broker-dealers. These regulations prohibit Schwab from repaying subordinated borrowings to CSC, paying cash dividends, or making unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar

(Tabular Amounts in Millions, Except Ratios, and as Noted)

requirement of $250,000. At December 31, 2007, Schwab's net capital was $1.2 billion (10% of aggregate debit balances), which was $990 million in excess of its minimum required net capital and $613 million in excess of 5% of aggregate debit balances.

To manage Schwab's regulatory capital requirement, CSC provides Schwab with a $1.4 billion subordinated revolving credit facility which is scheduled to expire in March 2008. Schwab plans to renew this facility when it expires. The amount outstanding under this facility at December 31, 2007 was $220 million. Borrowings under this subordinated lending arrangement qualify as regulatory capital for Schwab.

In addition, CSC provides Schwab with a $1.0 billion credit facility maturing in 2009. Borrowings under this facility do not qualify as regulatory capital for Schwab. No funds were drawn under this facility at December 31, 2007.

Schwab Bank

Schwab Bank's current liquidity needs are generally met through deposits from banking clients and equity capital.

The excess cash held in certain Schwab brokerage client accounts is swept into a money market deposit account at Schwab Bank. At December 31, 2007, these balances totaled $12.2 billion.

Schwab Bank has access to traditional funding sources such as deposits, federal funds purchased, and repurchase agreements. Additionally, CSC provides Schwab Bank with a $100 million short-term credit facility maturing in December 31, 2009. Borrowings under this facility do not qualify as regulatory capital for Schwab Bank. No funds were drawn under this facility at December 31, 2007.

Schwab Bank maintains a credit facility with the Federal Home Loan Bank System (FHLB). At December 31, 2007, $631 million was available, and no funds were drawn under this facility.

Capital Resources

The Company monitors both the relative composition and absolute level of its capital structure. Management is focused on limiting the Company's use of capital and currently targets a long-term debt to total financial capital ratio of less than 30%. The Company's total financial capital (long-term debt plus stockholders' equity) at December 31, 2007 was $4.6 billion, down $765 million from December 31, 2006. The decline in the Company's total financial capital was primarily due to the repurchase of shares under the Tender Offer and Stock Purchase Agreement with Mr. Schwab and certain additional stockholders and the $1.00 per common share special dividend paid in August 2007. The decline was offset by the issuance of $250 million of senior medium-term notes and $300 million of junior subordinated notes, and the gain realized on the sale of U.S. Trust during 2007.

At December 31, 2007, the Company had long-term debt of $899 million, or 19% of total financial capital, that bears interest at a weighted-average rate of 7.01%. At December 31, 2006, the Company had long-term debt of $388 million, or 7% of total financial capital. The Company repaid $43 million and $68 million of long-term debt in 2007 and 2006, respectively.

The Company's cash position (reported as cash and cash equivalents on the Company's consolidated balance sheet) and cash flows are affected by changes in brokerage client cash balances and the associated amounts required to be segregated under federal or other regulatory guidelines. Timing differences between cash and investments actually segregated on a given date and the amount required to be segregated for that date may arise in the ordinary course of business and are addressed by the Company in accordance with applicable regulations. Other factors which affect the Company's cash position and cash flows include investment activity in securities, levels of capital expenditures, acquisition and divestiture activity, banking client deposit activity, brokerage and banking client loan activity, financing activity in long-term debt, payments of dividends, and repurchases of CSC's

(Tabular Amounts in Millions, Except Ratios, and as Noted)

common stock. The combination of these factors can cause significant fluctuations in the levels of cash and cash equivalents during specific time periods.

Capital Expenditures

In 2007, the Company's capital expenditures, net, were $168 million. In 2006, the Company's capital expenditures were $122 million and the Company sold $63 million of fixed assets, which primarily consisted of a data center. Capital expenditures, net, as a percentage of net revenues totaled 3% and 1% in 2007 and 2006, respectively. In 2007 and 2006, capital expenditures were primarily for software and equipment relating to the Company's information technology systems. Capital expenditures include capitalized costs for developing internal-use software of $57 million in 2007 and $42 million in 2006.

Management currently anticipates that 2008 capital expenditures will be approximately 10% higher than 2007 spending, primarily due to increased spending on leasehold improvements and assets relating to the Company's information technology systems. As has been the case in recent years, the Company may adjust its capital expenditures from period to period as business conditions change. Management believes that funds generated by its operations will continue to be the primary funding source of its capital expenditures.

Dividends

CSC paid common stock cash dividends of $1.5 billion in 2007, which included a special cash dividend of $1.2 billion. CSC paid common stock cash dividends of $173 million in 2006. Since the initial dividend in 1989, CSC has paid 75 consecutive quarterly dividends and has increased the quarterly dividend 18 times, including a 20% and 67% increase in the second and fourth quarters of 2006, respectively. Since 1989, dividends have increased by a 29% compounded annual growth rate, excluding the special cash dividend of $1.00 per common share in 2007. CSC paid common stock dividends of $1.200, $.135, and $.089 per share in 2007, 2006, and 2005, respectively. While the payment and amount of dividends are at the discretion of the Board, subject to certain regulatory and other restrictions, the Company currently targets its cash dividend at approximately 20% to 30% of net income.

Share Repurchases

In 2007, CSC repurchased 135 million shares of its common stock, including shares repurchased under the Tender Offer and Stock Purchase Agreement described below for $2.7 billion. CSC repurchased 52 million shares of its common stock for $859 million in 2006. As of December 31, 2007, CSC had authority to repurchase up to $446 million of its common stock under prior authorization by the Board of Directors.

On July 31, 2007, CSC completed a share repurchase through a Tender Offer. CSC accepted for purchase 84 million shares of its common stock at a price of $20.50 per share, for a total purchase price of $1.7 billion. Pursuant to the tender offer rules, CSC was prohibited from making open market repurchases of its common stock during the Tender Offer period and until August 15, 2007.

Under the Stock Purchase Agreement executed on July 2, 2007 with Chairman and CEO Charles R. Schwab, CSC's largest stockholder, and with certain additional stockholders whose shares Mr. Schwab is deemed to beneficially own, CSC purchased 18 million shares at a price of $20.50 per share for a total of $369 million on August 15, 2007.

(Tabular Amounts in Millions, Except Ratios, and as Noted)

Acquisition and Divestiture

On July 1, 2007, the Company completed the sale of U.S. Trust to Bank of America and received proceeds of $3.3 billion. On March 31, 2007, the Company completed its acquisition of The 401(k) Company for $115 million in cash.

Off-Balance-Sheet Arrangements

The Company enters into various off-balance-sheet arrangements in the ordinary course of business, primarily to meet the needs of its clients. These arrangements include firm commitments to extend credit. Additionally, the Company enters into guarantees and other similar arrangements as part of transactions in the ordinary course of business. For information on each of these arrangements, see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 19. Commitments and Contingent Liabilities."

Contractual Obligations

A summary of the Company's principal contractual obligations as of December 31, 2007 is shown in the following table. Excluded from this table are liabilities recorded on the consolidated balance sheet that are generally short-term in nature (e.g., drafts payable) or without contractual payment terms (e.g., deposits from banking clients, payables to brokerage clients, and deferred compensation). Management believes that funds generated by its continuing operations, as well as cash provided by external financing, will continue to be the primary funding sources in meeting these obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Credit-related financial instruments [1]	$ 497	$ 1	$ 106	$ 2,717	$ 3,321
Leases [2]	122	222	133	231	708
Long-term debt [3]	15	208	-	550	773
Purchase obligations [4]	316	154	9	-	479
Long-term incentive plan	119	71	-	-	190
Total	$ 1,069	$ 656	$ 248	$ 3,498	$ 5,471

(1) Represents Schwab Bank's firm commitments to extend credit primarily for loans to banking clients.
(2) Represents minimum rental commitments, net of sublease commitments, and includes facilities under the Company's past restructuring initiatives and maturities under a lease financing liability.
(3) Excludes maturities under a lease financing liability, interest payments, unamortized discounts, and the effect of interest rate swaps.
(4) Consists of purchase obligations for services such as advertising and marketing, telecommunications, professional services, and hardware- and software-related agreements. Includes purchase obligations which can be canceled by the Company without penalty.

RISK MANAGEMENT

Overview

The Company's business activities expose it to a variety of risks including technology and operations risk, credit, market and liquidity risks, and legal and reputational risk. Identification and management of these risks are essential to the success and financial soundness of the Company.

Senior management takes an active role in the Company's risk management process and has developed policies and procedures under which specific business and control units are responsible for identifying, measuring, and controlling various risks. Oversight of risk management has been delegated to the Global Risk Committee, which is comprised of senior managers of major business and control functions. The Global Risk Committee is responsible for reviewing and monitoring the Company's risk exposures, and leading the continued development of the Company's risk management policies and practices.

Functional risk sub-committees focusing on specific areas of risk report into the Global Risk Committee. These sub-committees include:

- Corporate Asset-Liability Management and Pricing Committee, which focuses on the Company's liquidity, capital resources, and interest rate risk;
- Credit and Market Risk Oversight Committee, which focuses on the credit exposures resulting from client activity (e.g., margin lending activities and loans to banking clients), the investing activities of certain of the Company's proprietary funds, corporate credit activities (e.g., counterparty and corporate investing activities), and market risk resulting from the Company taking positions in certain securities to facilitate client trading activity;
- Technology and Operations Risk Committee, which focuses on the integrity of controls and operating capacity of the Company's systems and operations processes;
- Fiduciary Risk Committee, which oversees activities of the Company with a fiduciary component;
- New Products Committee, which addresses risks associated with new products and services; and
- Information Security and Privacy Steering Committee, which oversees information security and privacy programs and policies.

The Global Risk Committee reports regularly to the Audit Committee of the Board of Directors (Audit Committee), which reviews major risk exposures and the steps management has taken to monitor and control such exposures.

The Company's Disclosure Committee is responsible for the monitoring and evaluation of the effectiveness of the Company's (a) disclosure controls and procedures and (b) internal control over financial reporting as of the end of each fiscal quarter. The Disclosure Committee reports on this evaluation to the CEO and CFO prior to their certification required by Sections 302 and 906 of the Sarbanes Oxley Act of 2002.

Additionally, the Company's compliance, finance, internal audit, legal, and risk and credit management departments assist management and the various risk committees in evaluating, testing, and monitoring the Company's risk management.

Risk is inherent in the Company's business. Consequently, despite the Company's efforts to identify areas of risk, oversee operational areas involving risk, and implement policies and procedures designed to manage risk, there can be no assurance that the Company will not suffer unexpected losses due to operating or other risks. The following discussion highlights the Company's policies and procedures for identification, assessment, and management of the principal areas of risk in its operations.

Technology and Operating Risk

Technology and operating risk is the potential for loss due to deficiencies in control processes or technology systems that constrain the Company's ability to gather, process and communicate information and process client transactions efficiently and securely, without interruptions. The Company's operations are highly dependent on the integrity of its technology systems and the Company's success depends, in part, on its ability to make timely enhancements and additions to its technology in anticipation of evolving client needs. To the extent the Company experiences system interruptions, errors or downtime (which could result from a variety of causes, including changes in client use patterns, technological failure, changes to its systems, linkages with third-party systems, and power failures), the Company's business and operations could be significantly negatively impacted. Additionally, rapid increases in client demand may strain the Company's ability to enhance its technology and expand its operating capacity. To minimize business interruptions, Schwab has two data centers intended, in part, to further improve the recovery of business processing in the event of an emergency. The Company is committed to an ongoing process of upgrading, enhancing, and testing its technology systems. This effort is focused on meeting client needs, meeting market and regulatory changes, and deploying standardized technology platforms.

Technology and operating risk also includes the risk of human error, employee misconduct, external fraud, computer viruses, terrorist attack, and natural disaster. Employee misconduct could include fraud and misappropriation of client or Company assets, improper use or disclosure of confidential client or Company information, and unauthorized activities, such as transactions exceeding acceptable risks or authorized limits. External fraud includes misappropriation of client or Company assets by third parties, including through unauthorized access to Company systems and data and client accounts. The frequency and sophistication of such fraud attempts continue to increase.

The Company has specific policies and procedures to identify and manage operational risk, and uses periodic risk self-assessments and internal audit reviews to evaluate the effectiveness of these internal controls. The Company maintains backup and recovery functions, including facilities for backup and communications, and conducts periodic testing of disaster recovery plans. The Company also maintains policies and procedures and technology to protect against fraud and unauthorized access to systems and data.

Despite the Company's risk management efforts, it is not always possible to deter or prevent technological or operational failure, or fraud or other misconduct, and the precautions taken by the Company may not be effective in all cases. The Company may be subject to litigation, losses, and regulatory actions in such cases, and may be required to expend significant additional resources to remediate vulnerabilities or other exposures.

The Company also faces technology and operating risk when it employs the services of various external vendors, including domestic and international outsourcing of certain technology, processing, and support functions. The Company manages its exposure to such outsourcing risks through contractual provisions, control standards, and ongoing monitoring of vendor performance. The Company maintains policies and procedures regarding the standard of care expected with Company data, whether the data is internal company information, employee information, or non-public client information. The Company clearly defines for employees, contractors, and vendors the Company's expected standards of care for confidential data. Regular training is provided by the Company in regard to data security.

The Company is actively engaged in the research and development of new technologies, services, and products. The Company endeavors to protect its research and development efforts, and its brands, through the use of copyrights, patents, trade secrets, and contracts.

Credit Risk

Credit risk is the potential for loss due to a client or counterparty failing to perform its contractual obligations, or the value of collateral held to secure obligations proving to be inadequate. The Company's direct exposure to credit risk mainly results from margin lending activities, securities lending activities, mortgage lending activities, its role as a counterparty in financial contracts and investing activities, and indirectly from the investing activities of certain of the proprietary funds that the Company sponsors. To manage the risks of such losses, the Company has established policies and procedures which include: establishing and reviewing credit limits, monitoring of credit limits and quality of counterparties, and adjusting margin requirements for certain securities. In addition, most of the Company's credit extensions, such as margin loans to clients, securities lending agreements, and resale agreements, are supported by collateral arrangements. These arrangements are subject to requirements to provide additional collateral in the event that market fluctuations result in declines in the value of collateral received.

Additionally, the Company has exposure to credit risk associated with the Company's banking loan portfolios held at Schwab Bank. This client credit exposure is actively managed through individual and portfolio reviews performed by management. Management regularly reviews asset quality including concentrations, delinquencies,

(Tabular Amounts in Millions, Except Ratios, and as Noted)

non-performing loans to banking clients, losses, and recoveries. All are factors in the determination of an appropriate allowance for credit losses, which is reviewed quarterly by senior management.

The Company's loans to banking client portfolios primarily include first lien 3-, 5- and 7- year adjustable rate mortgage loans (First Mortgage portfolio) of $2.1 billion and home equity lines of credit (HELOC portfolio) of $1.2 billion at December 31, 2007. The Company does not offer loans that allow for negative amortization. The Company maintains credit underwriting standards that have limited the exposure to the types of loans that experienced high foreclosures and loss rates elsewhere in 2007. The Company does not originate or purchase sub prime loans (generally defined as extensions of credit to borrowers with a Fair Isaac & Company (FICO) credit score of less than 620 at origination), unless the borrower has compensating credit factors. At December 31, 2007, approximately 1% of both the First Mortgage and HELOC portfolios consisted of loans to borrowers with FICO credit scores of less than 620.

The Company has exposure to credit risk associated with its securities available for sale portfolio. This portfolio includes U.S. agency and non-agency CMOs, corporate debt securities, long term certificates of deposit and U.S. agency notes. The securities available for sale portfolio totaled $7.5 billion as of December 31, 2007. U.S. agency CMOs do not have explicit credit ratings, however management considers these to be rated "AAA" (defined as a rating equivalent to a Moody's rating of "Aaa" or a Standard and Poor's rating of "AAA") based on the guarantee of principal and interest by the U.S. agencies. At December 31, 2007, the corporate debt securities were not rated lower than investment grade (defined as a rating equivalent to a Moody's rating of "Baa" or higher, or a Standard and Poor's rating of "BBB" or higher).

Schwab performs clearing services for all securities transactions in its client accounts. Schwab has exposure to credit risk due to its obligation to settle transactions with clearing corporations, mutual funds, and other financial institutions even if Schwab's client or a counterparty fails to meet its obligations to Schwab.

Concentration Risk

The Company is subject to concentration risk when holding large positions in financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry. The Company's investments in mortgage-backed securities including CMOs totaled $6.4 billion at December 31, 2007. Of these, $2.9 billion were U.S. agency securities. The mortgage-backed securities portfolio also includes $768 million of CMOs in which the underlying loans are considered "Alt-A" (defined as loans with reduced documentation at origination) and were rated "AAA". The Company's investments in corporate debt securities totaled $784 million at December 31, 2007, with the majority issued by institutions in the financial services industry. The Company's balance of loans to banking clients, net, totaled $3.4 billion at December 31, 2007. At December 31, 2007, approximately 80% of the First Mortgage portfolio consisted of loans with interest-only payment terms. At December 31, 2007, the interest rates on approximately 80% of these interest-only loans are not scheduled to reset for 3 or more years. At December 31, 2007, 31% of the residential real estate mortgages and 45% of the home equity lines of credit balances were secured by properties which are located in California. The Company is also subject to concentration risk from its margin and securities lending activities collateralized by securities of a single issuer or industry.

The Company is subject to indirect exposure to U.S. Government and agency securities held as collateral to secure its resale agreements. The Company's primary credit exposure on these resale transactions is with its counterparty. The Company would have exposure to the U.S. Government and agency securities only in the event of the counterparty's default on the resale agreements. U.S. Government and agency securities held as collateral for resale agreements at December 31, 2007 totaled $2.8 billion.

Fiduciary Risk

Fiduciary risk is the potential for financial or reputational loss through breach of fiduciary duties to a client. Fiduciary activities include, but are not limited to, individual and institutional trust, investment management, custody, and cash and securities processing. The Company attempts to manage this risk by establishing procedures to ensure that obligations to clients are discharged faithfully and in compliance with applicable legal and regulatory requirements. Business units have the primary responsibility for adherence to the procedures applicable to their business. Guidance and control are provided through the creation, approval, and ongoing review of applicable policies by business units and various fiduciary risk committees.

Legal and Regulatory Risk

The Company faces significant legal and compliance risk in its business, and the volume of litigation and regulatory proceedings against financial services firms and the amount of damages claimed have been increasing. Among other things, these risks relate to the suitability of client investments, conflicts of interest, disclosure obligations and performance expectations for Company products and services, supervision of employees, and the adequacy of the Company's controls. Claims against the Company may increase due to a variety of factors, such as if clients suffer losses during a period of deteriorating equity market conditions, as the Company increases the level of advice it provides to clients, and as the Company enhances the services it provides to IAs. In addition, the Company and its affiliates are subject to extensive regulation by federal, state and foreign regulatory authorities, and SROs, and such regulation is becoming increasingly extensive and complex.

The Company attempts to manage legal and compliance risk through policies and procedures reasonably designed to avoid litigation claims and prevent or detect violations of applicable legal and regulatory requirements. These procedures address issues such as business conduct and ethics, sales and trading practices, marketing and communications, extension of credit, client funds and securities, books and records, anti-money laundering, client privacy, employment policies, and contracts management. Despite the Company's efforts to maintain an effective compliance program and internal controls, legal breaches and rule violations could result in reputational harm, significant losses and disciplinary sanctions, including limitations on the Company's business activities.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. While the majority of the Company's revenues, expenses, assets and liabilities are not based on estimates, there are certain accounting principles that require management to make estimates regarding matters that are uncertain and susceptible to change where such change may result in a material adverse impact on the Company's financial position and reported financial results. These critical accounting estimates are described below. Management regularly reviews the estimates and assumptions used in the preparation of the Company's financial statements for reasonableness and adequacy.

Other than Temporary Impairment of Securities Available for Sale: The Company evaluates the determination of other than temporary impairment on a quarterly basis. The determination of whether or not other-than-temporary impairment exists is a matter of judgment. The evaluation includes the assessment of several factors including: 1) whether the unrealized loss is solely due to changes in interest rates or changes in the credit standing of the issuer, 2) the length of time and the extent to which the fair value has been less than amortized cost, 3) the financial condition of the issuer, 4) the credit ratings of the issuer or security, 5) the collateral underlying the security, and 6) the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery. If the Company determines other-than-temporary impairment exists, the cost basis of the security is adjusted to the then-current fair value, with a corresponding loss recognized in current earnings. If future evaluations conclude that an impairment now considered to be temporary is other-than temporary, the Company would recognize a realized loss through earnings at that time. At December 31, 2007 and 2006, the

(Tabular Amounts in Millions, Except Ratios, and as Noted)

Company's gross unrealized losses on securities available for sale were $60 million and $28 million, respectively. The Company's total securities available for sale at December 31, 2007 and 2006 were $7.5 billion and $6.0 billion, respectively.

Income Tax Benefit Related to the Sale of U.S. Trust: In 2006, the Company recorded a $205 million income tax benefit related to the estimated difference between the tax and book bases of the Company's U.S. Trust stock. This amount was included in income from discontinued operations, net of tax, on the Company's consolidated statements of income. This initial estimate of the tax benefit was based on publicly available information, including information on the composition of U.S. Trust's stockholders at the acquisition date and the market price of U.S. Trust stock during relevant periods, and was subject to adjustment following a survey of former U.S. Trust stockholders. Based upon results of this survey, the Company recorded an additional $72 million income tax benefit in 2007. This tax benefit estimate is subject to examination by the Internal Revenue Service.

Valuation of Goodwill: Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 – Goodwill and Other Intangible Assets, goodwill is required to be tested for impairment at least annually, or whenever indications of impairment exist. An impairment exists when the carrying amount of goodwill exceeds its implied fair value, resulting in an impairment charge for this excess.

The Company has elected April 1 as its annual goodwill impairment testing date. In testing for a potential impairment of goodwill on April 1, 2007, management estimated the fair value of each of the Company's reporting units (generally defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compared this value to the carrying value of the reporting unit. The estimated fair value of each reporting unit was greater than its carrying value, and therefore management concluded that no amount of goodwill was impaired. The estimated fair value of the reporting units was established using a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of each reporting unit. Adverse changes in the Company's planned business operations such as unanticipated competition, a loss of key personnel, the sale of a reporting unit or a significant portion of a reporting unit, or other unforeseen developments could result in an impairment of the Company's recorded goodwill. The Company's goodwill balance was $525 million and $419 million at December 31, 2007 and 2006, respectively.

Allowance for Credit Losses: The Company regularly evaluates its portfolio of loans to banking clients and provides allowances for the portion management believes may be uncollectible. Several factors are taken into consideration in this evaluation including current economic conditions, the composition of the loan portfolio, past loss experience, and risks inherent in the loan portfolio. For Schwab Bank's portfolio, which primarily consists of mortgage loans, a risk-based methodology is used to determine the allowance for credit losses. Mortgage loans are categorized into portfolios by loan type and risk characteristics. A probable loss rate, based on company and industry experience, is used to determine the credit allowance. At December 31, 2007 and 2006, the Company's allowance for credit losses was $7 million and $4 million on loan portfolios of $3.5 billion and $2.3 billion, respectively.

Legal Reserve: Reserves for legal and regulatory claims and proceedings reflect an estimate of probable losses for each matter, after considering, among other factors, the progress of the case, prior experience and the experience of others in similar cases, available defenses, insurance coverage and indemnification, and the opinions and views of legal counsel. In many cases, including most class action lawsuits, it is not possible to determine whether a loss will be incurred, or to estimate the range of that loss, until the matter is close to resolution, in which case no accrual is made until that time. Reserves are adjusted as more information becomes available or when an event occurs requiring a change. Significant judgment is required in making these estimates, and the actual cost of resolving a matter may ultimately differ materially from the amount reserved.

The Company's management has discussed the development and selection of these critical accounting estimates with the Audit Committee. Additionally, management has reviewed with the Audit Committee the Company's

(Tabular Amounts in Millions, Except Ratios, and as Noted)

significant estimates discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "estimate," "aim," "target," and other similar expressions. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances are forward-looking statements.

These forward-looking statements, which reflect management's beliefs, objectives, and expectations as of the date hereof, are necessarily estimates based on the best judgment of the Company's senior management. These statements relate to, among other things:

- the Company's ability to pursue its business strategy (see "Item 1 – Business – Business Strategy and Competitive Environment");
- the impact of legal proceedings and regulatory matters (see "Item 3 – Legal Proceedings" and "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 19. Commitments and Contingent Liabilities – Legal Contingencies");
- target capital ratios (see Liquidity and Capital Resources);
- sources of liquidity, capital, and level of dividends (see Liquidity and Capital Resources and – Contractual Obligations);
- capital expenditures (see Liquidity and Capital Resources – Capital Resources);
- the impact of changes in management's estimates on the Company's results of operations (see Critical Accounting Estimates);
- the impact of changes in the income tax benefit related to the sale of U.S. Trust (see Critical Accounting Estimates);
- the outcome of audits of federal and state tax returns and the impact of changes in unrecognized tax benefits on the Company's results of operations (see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 13. Taxes on Income");
- the impact on the Company's results of operations of recording stock option expense (see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 14. Employee Incentive, Deferred Compensation, and Retirement Plans");
- the impact of changes in estimated costs related to past restructuring initiatives on the Company's results of operations (see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 17. Restructuring Charges and Reserves and 24. Discontinued Operations"); and
- the impact of changes in the likelihood of indemnification and guarantee payment obligations on the Company's results of operations (see "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 19. Commitments and Contingent Liabilities").

Achievement of the expressed beliefs, objectives and expectations described in these statements is subject to certain risks and uncertainties that could cause actual results to differ materially from the expressed beliefs, objectives, and expectations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K or, in the case of documents incorporated by reference, as of the date of those documents.

Important factors that may cause actual results to differ include, but are not limited to:

- changes in general economic and financial market conditions;
- unanticipated adverse developments in litigation or regulatory matters;
- changes in revenues and profit margin due to changes in interest rates;

- the amount of loans to the Company's brokerage and banking clients;
- the level of the Company's stock repurchase activity;
- the timing and impact of tax examinations and the settlement of tax audits;
- the timing and impact of changes in the Company's level of investments in leasehold improvements and technology;
- the Company's ability to sublease certain properties; and
- potential breaches of contractual terms for which the Company has indemnification obligations.

Certain of these factors, as well as general risk factors affecting the Company, are discussed in greater detail in this Annual Report on Form 10-K, including "Item 1A – Risk Factors."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential for loss due to a change in the value of a financial instrument held by the Company as a result of fluctuations in interest rates or equity prices.

For the Company's market risk related to interest rate fluctuations, it has disclosed below a sensitivity analysis, referred to as a net interest revenue simulation model. The Company is exposed to interest rate risk primarily from changes in the interest rates on its interest-earning assets (mainly margin loans to clients, investments, loans to banking clients, mortgage-backed securities, and other fixed-rate investments) and its funding sources (including brokerage client cash balances, banking deposits, proceeds from stock-lending activities, and long-term debt) which finance these assets. To mitigate the risk of loss, the Company has established policies and procedures which include setting guidelines on the amount of net interest revenue at risk, and by monitoring the net interest margin and average maturity of its interest-earning assets and funding sources. To remain within these guidelines, the Company manages the maturity, repricing, and cash flow characteristics of the investment portfolios. The Company also has the ability to adjust the rates paid on certain brokerage client cash balances and certain banking deposits and the rates charged on margin loans.

The Company has market risk as a result of fluctuations in equity prices. However, the Company's exposure to equity prices is not material. Additionally, the Company's market risk related to financial instruments held for trading, financial instruments held for purposes other than trading, interest rate swaps related to a portion of its fixed interest rate medium-term notes, and forward sale and interest rate lock commitments related to its loans held for sale portfolio is not material.

Net Interest Revenue Simulation

The Company uses net interest revenue simulation modeling techniques to evaluate and manage the effect of changing interest rates. The simulation model (the model) includes all interest-sensitive assets and liabilities, as well as interest rate swap agreements utilized by the Company to hedge its interest rate risk. Key variables in the model include the repricing of financial instruments, prepayment and reinvestment assumptions, and product pricing assumptions. Historically, the Company included additional variables (e.g., changes in the balances of client loans, deposits, brokerage client cash, and changes in the level and term structure of interest rates) in the model assumptions. Effective in 2007 for all periods presented, the Company uses constant balances and market rates in the model assumptions in order to minimize the number of variables and to better isolate risks. The simulations involve assumptions that are inherently uncertain and, as a result, cannot precisely estimate net interest revenue or precisely predict the impact of changes in interest rates on net interest revenue. Actual results may differ from simulated results due to balance growth or decline, the timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies, including changes in asset and liability mix.

As represented by the simulations presented below, the Company is positioned so that the consolidated balance sheet produces an increase in net interest revenue when interest rates rise and, conversely, a decrease in net interest revenue when interest rates fall (i.e., interest-earning assets generally reprice more quickly than interest-bearing liabilities).

The simulations in the following table assume that the asset and liability structure of the consolidated balance sheet would not be changed as a result of the simulated changes in interest rates. As the Company actively manages its consolidated balance sheet and interest rate exposure, in all likelihood the Company would take steps to manage any additional interest rate exposure that could result from changes in the interest rate environment. The following table shows the results of a graduated 200 basis point increase or decrease in interest rates relative to the Company's current market rates forecast on simulated net interest revenue over the next twelve months at December 31, 2007 and 2006.

December 31,	2007	2006
Increase of 200 basis points	7.7%	7.4%
Decrease of 200 basis points	(7.2%)	(5.5%)

The simulations show an increase in exposure to rate changes at December 31, 2007 from December 31, 2006, and the Company remains positioned to experience increases in net interest revenue as rates rise and decreases as rates fall.

Item 8. Financial Statements and Supplementary Data

TABLE OF CONTENTS

Consolidated Statements of Income

(In Millions, Except Per Share Amounts)

Year Ended December 31,	2007	2006	2005
Net Revenues			
Asset management and administration fees	$ 2,358	$ 1,945	$ 1,674
Interest revenue	2,270	2,113	1,523
Interest expense	(623)	(679)	(501)
Net interest revenue	1,647	1,434	1,022
Trading revenue	860	785	778
Other	129	145	145
Total net revenues	4,994	4,309	3,619
Expenses Excluding Interest			
Compensation and benefits	1,781	1,619	1,449
Professional services	324	285	222
Occupancy and equipment	282	260	262
Advertising and market development	230	189	165
Communications	200	180	174
Depreciation and amortization	156	157	179
Other	168	143	141
Total expenses excluding interest	3,141	2,833	2,592
Income from continuing operations before taxes on income	1,853	1,476	1,027
Taxes on income	(733)	(585)	(393)
Income from continuing operations	1,120	891	634
Income from discontinued operations, net of tax	1,287	336	91
Net Income	$ 2,407	$ 1,227	$ 725
Weighted-Average Common Shares Outstanding — Diluted	1,222	1,286	1,308
Earnings Per Share — Basic			
Income from continuing operations	$ .93	$ .70	$ .49
Income from discontinued operations, net of tax	$ 1.06	$ .27	$ .07
Net income	$ 1.99	$ .97	$ .56
Earnings Per Share — Diluted			
Income from continuing operations	$ .92	$ .69	$ .48
Income from discontinued operations, net of tax	$ 1.05	$ .26	$ .07
Net income	$ 1.97	$ .95	$ .55
Dividends Declared Per Common Share	$ 1.200	$ .135	$ .089

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(In Millions, Except Share and Per Share Amounts)

December 31,	2007	2006
Assets		
Cash and cash equivalents	$ 6,764	$ 4,507
Cash and investments segregated and on deposit for federal or other regulatory purposes	8,803	10,862
Securities owned — at market value	8,201	6,386
Receivables from brokers, dealers and clearing organizations	725	650
Receivables from brokerage clients — net	12,314	10,927
Loans to banking clients — net	3,443	2,334
Loans held for sale	44	30
Equipment, office facilities, and property — net	617	602
Goodwill	525	419
Deferred tax assets — net	254	406
Other assets	596	524
Assets retained from discontinued operations	-	749
Assets of discontinued operations	-	10,596
Total	$ 42,286	$ 48,992
Liabilities and Stockholders' Equity		
Deposits from banking clients	$ 13,822	$ 11,020
Payables to brokers, dealers and clearing organizations	1,922	1,498
Payables to brokerage clients	20,290	20,621
Accrued expenses and other liabilities	1,621	1,393
Long-term debt	899	388
Liabilities of discontinued operations	-	9,064
Total liabilities	38,554	43,984
Stockholders' equity:		
Preferred stock — 9,940,000 shares authorized; $.01 par value per share; none issued	-	-
Common stock — 3 billion shares authorized; $.01 par value per share; 1,392,091,544 shares issued	14	14
Additional paid-in capital	2,107	1,868
Retained earnings	5,776	4,901
Treasury stock — 231,274,906 and 126,904,699 shares in 2007 and 2006, respectively, at cost	(4,148)	(1,739)
Accumulated other comprehensive loss	(17)	(36)
Total stockholders' equity	3,732	5,008
Total	$ 42,286	$ 48,992

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In Millions)

Year Ended December 31,	2007	2006	2005
Cash Flows from Operating Activities			
Net income	**$ 2,407**	$ 1,227	$ 725
Adjustments to reconcile net income to net cash provided by operating activities:			
Income from discontinued operations, net of tax	**(1,287)**	(336)	(91)
Depreciation and amortization expense	**156**	157	179
Stock-based compensation expense	**58**	39	17
Excess tax benefits from stock-based compensation	**(108)**	(64)	30
Provision for deferred income taxes	**175**	(31)	(4)
Other	**16**	(2)	11
Originations of loans held for sale	**(863)**	(638)	(823)
Proceeds from sales of loans held for sale	**849**	626	830
Net change in:			
Cash and investments segregated and on deposit for federal or other regulatory purposes	**2,059**	4,331	3,697
Securities owned (excluding securities available for sale)	**(277)**	73	(5)
Receivables from brokers, dealers, and clearing organizations	**(75)**	170	(338)
Receivables from brokerage clients	**(1,394)**	(151)	(946)
Other assets	**(33)**	(6)	(6)
Payables to brokers, dealers, and clearing organizations	**424**	204	(174)
Payables to brokerage clients	**(331)**	(4,079)	(2,454)
Accrued expenses and other liabilities	**(419)**	164	(182)
Net cash provided by discontinued operations	**389**	76	311
Net cash provided by operating activities	**1,746**	1,760	777
Cash Flows from Investing Activities			
Purchases of securities available for sale	**(3,554)**	(3,224)	(2,161)
Proceeds from sales of securities available for sale	**-**	81	16
Proceeds from maturities, calls, and mandatory redemptions of securities available for sale	**2,034**	854	670
Net increase in loans to banking clients	**(1,129)**	(442)	(755)
Purchase of equipment, office facilities, and property	**(168)**	(122)	(98)
Proceeds from sales of equipment, office facilities, and property	**-**	63	20
Proceeds from sale of U.S. Trust, net of transaction costs	**3,237**	-	-
Cash payments for business combinations, net of cash acquired	**(119)**	-	4
Other investing activities	**(1)**	6	(2)
Net cash provided by (used for) discontinued operations	**67**	(456)	(1,062)
Net cash provided by (used for) investing activities	**367**	(3,240)	(3,368)
Cash Flows from Financing Activities			
Net change in deposits from banking clients	**2,802**	4,051	2,362
Issuance of long-term debt	**549**	-	-
Repayment of long-term debt	**(43)**	(68)	(56)
Excess tax benefits from stock-based compensation	**108**	64	-
Dividends paid	**(1,500)**	(173)	(116)
Purchase of treasury stock	**(2,742)**	(868)	(697)
Proceeds from stock options exercised and other	**414**	253	115
Other financing activities	**(7)**	1	-
Net cash provided by discontinued operations	**563**	822	637
Net cash provided by financing activities	**144**	4,082	2,245
Increase (Decrease) in Cash and Cash Equivalents	**2,257**	2,602	(346)
Cash and Cash Equivalents at Beginning of Year	**4,507**	1,905	2,251
Cash and Cash Equivalents at End of Year	**$ 6,764**	$ 4,507	$ 1,905

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(In Millions)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock, at cost	Unamortized Stock-based Compensation	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2004	1,392	$ 14	$ 1,769	$ 3,258	$ (591)	$ (59)	$ (5)	$ 4,386
Comprehensive income:								
Net income	-	-	-	725	-	-	-	725
Net unrealized gain on cash flow hedging instruments, net of tax	-	-	-	-	-	-	12	12
Net unrealized loss on securities available for sale, net of tax	-	-	-	-	-	-	(39)	(39)
Foreign currency translation adjustment	-	-	-	-	-	-	(1)	(1)
Total comprehensive income								697
Dividends declared on common stock	-	-	-	(116)	-	-	-	(116)
Purchase of treasury stock	-	-	-	-	(688)	-	-	(688)
Stock options exercised and shares issued under stock-based compensation plans	-	-	57	(20)	155	(60)	-	132
Non-cash stock-based compensation expense related to restructuring	-	-	1	-	-	3	-	4
Amortization of stock-based compensation awards	-	-	-	-	-	35	-	35
Balance at December 31, 2005	1,392	14	1,827	3,847	(1,124)	(81)	(33)	4,450
Comprehensive income:								
Net income	-	-	-	1,227	-	-	-	1,227
Net unrealized loss on cash flow hedging instruments, net of reclassification adjustment and tax	-	-	-	-	-	-	(6)	(6)
Net unrealized gain on securities available for sale, net of tax	-	-	-	-	-	-	7	7
Foreign currency translation adjustment	-	-	-	-	-	-	1	1
Total comprehensive income								1,229
Adjustment to initially apply SFAS No. 158, net of tax	-	-	-	-	-	-	(5)	(5)
Dividends declared on common stock	-	-	-	(173)	-	-	-	(173)
Purchase of treasury stock	-	-	-	-	(859)	-	-	(859)
Stock option exercises and other	-	-	6	-	249	-	-	255
Stock-based compensation expense	-	-	52	-	-	-	-	52
Excess tax benefits from stock-based compensation	-	-	64	-	-	-	-	64
Restricted shares withheld for tax	-	-	-	-	(5)	-	-	(5)
Adoption of SFAS No. 123R	-	-	(81)	-	-	81	-	-
Balance at December 31, 2006	1,392	14	1,868	4,901	(1,739)	-	(36)	5,008
Comprehensive income:								
Net income	-	-	-	2,407	-	-	-	2,407
Net unrealized loss on cash flow hedging instruments, net of reclassification adjustment and tax	-	-	-	-	-	-	(3)	(3)
Net unrealized gain on securities available for sale, net of tax	-	-	-	-	-	-	17	17
Minimum pension liability adjustment, net of tax	-	-	-	-	-	-	5	5
Total comprehensive income								2,426
Dividends declared on common stock	-	-	-	(1,498)		-	-	(1,498)
Purchase of treasury stock	-	-	-	-	(2,742)	-	-	(2,742)
Stock option exercises and other	-	-	53	-	362	-	-	415
Stock-based compensation expense	-	-	78	-	-	-	-	78
Excess tax benefits from stock-based compensation	-	-	108	-	-	-	-	108
Adoption of EITF 06-02	-	-	-	(17)	-	-	-	(17)
Adoption of FIN 48	-	-	-	(17)	-	-	-	(17)
Restricted shares withheld for tax	-	-	-	-	(29)	-	-	(29)
Balance at December 31, 2007	1,392	$ 14	$ 2,107	$ 5,776	$ (4,148)	-	$ (17)	$ 3,732

See Notes to Consolidated Financial Statements.

1. Introduction and Basis of Presentation

The Charles Schwab Corporation (CSC) is a savings and loan holding company engaged, through its subsidiaries, in securities brokerage, banking, and related financial services. Charles Schwab & Co., Inc. (Schwab) is a securities broker-dealer with 308 domestic branch offices in 45 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, U.K. In addition, Schwab serves clients in Hong Kong through one of CSC's subsidiaries. Other subsidiaries include Charles Schwab Bank (Schwab Bank), a retail bank; and Charles Schwab Investment Management, Inc., the investment advisor for Schwab's proprietary mutual funds, which are referred to as the Schwab Funds®. In December 2007, CyberTrader, Inc., formerly a subsidiary of CSC, which provides electronic trading and brokerage services to highly active, online traders, was merged into Schwab.

The consolidated financial statements include CSC and its majority-owned subsidiaries (collectively referred to as the Company). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Such estimates relate to capitalized development costs for internal-use software; useful lives of intangible assets, equipment, office facilities, and property; valuation of goodwill, intangible assets, and equity investments; valuation of employee stock options; future value of long-term incentive plan units; fair value of financial instruments and investments; allowance for credit losses on banking loans; allowance for doubtful accounts of brokerage clients; retirement and postretirement benefits; future tax benefits; restructuring reserves; and legal reserves. Actual results could differ from such estimates. Certain prior-year amounts have been reclassified to conform to the 2007 presentation. All material intercompany balances and transactions have been eliminated.

On July 1, 2007, the Company completed the sale of all of the outstanding stock of U.S. Trust Corporation (USTC, and with its subsidiaries collectively referred to as U.S. Trust) to Bank of America Corporation. U.S. Trust was a subsidiary that provided wealth management services. U.S. Trust is presented as a discontinued operation for all periods prior to the completion of the sale. All other information contained in this Annual Report on Form 10-K is presented on a continuing operations basis unless otherwise noted.

2. Significant Accounting Policies

Asset management and administration fees: Asset management and administration fees, which include mutual fund service fees and fees for other asset-based financial services provided to individual and institutional clients, are recognized as revenue over the period that the related service is provided, based upon average net asset balances. The Company earns mutual fund service fees for transfer agent services, shareholder services, administration, and investment management provided to its proprietary funds, and recordkeeping and shareholder services provided to third-party funds. Mutual fund service fees are based upon the daily balances of client assets invested in third-party funds and the Company's proprietary funds. These daily asset balances are based upon quoted market prices and other observable market data. The Company also earns asset management fees for advisory and managed account services, which are based on the daily balances of client assets subject to the specific fee for service.

Interest revenue: Interest revenue represents interest earned on certain assets, which include margin loans to brokerage clients, investments of segregated client cash balances, loans to banking clients, and securities available for sale. Interest revenue is recognized in the period earned based upon average daily asset balances and respective interest rates.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Securities transactions: Trading revenue includes commission revenues and revenues from principal transactions. Clients' securities transactions are recorded on the date that they settle, while the related commission revenues and expenses are recorded on the date that the trade occurs. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents: The Company considers all highly liquid investments, including money market funds, interest-bearing deposits with banks, federal funds sold, commercial paper and treasury securities, with original maturities of three months or less that are not segregated and on deposit for federal or other regulatory purposes to be cash equivalents.

Cash and investments segregated and on deposit for federal or other regulatory purposes include securities purchased under agreements to resell (resale agreements) of $2.7 billion and $4.7 billion in 2007 and 2006, respectively, which are collateralized by U.S. Government and agency securities, and certificates of deposit. Resale agreements are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. The Company obtains control of collateral (U.S. Government and agency securities) with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by the Company, with additional collateral obtained when necessary. Certificates of deposit are recorded at market value. Amounts included in cash and investments segregated and on deposit for federal or other regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated for federal or other regulatory purposes at December 31, 2007 and 2006, excluding $201 million of intercompany repurchase agreements and associated interest at December 31, 2006, were $10.2 billion and $11.1 billion, respectively. On January 3, 2008 and January 3, 2007, the Company deposited a net amount of $1.7 billion and $554 million, respectively, into its segregated reserve bank accounts.

Securities owned include securities available for sale, which are recorded at fair value based on quoted market prices and other observable market data. Securities available for sale include U.S. agency and non-agency collateralized mortgage obligations (CMOs), corporate debt securities, and long-term certificates of deposit. The Company evaluates the determination of other-than-temporary impairment on a quarterly basis. If the Company determines other-than-temporary impairment exists, the cost basis of the security is adjusted to the then-current fair value, with a corresponding loss recognized in current earnings. Unrealized gains and losses are reported, net of taxes, in accumulated other comprehensive income (loss) included in stockholders' equity. Realized gains and losses from sales of securities available for sale are determined on a specific identification basis and are included in other revenue.

Securities owned also include Schwab Funds® money market funds, fixed income securities, equity and other securities, and equity and bond mutual funds recorded at estimated fair value based on quoted market prices. Unrealized gains and losses are included in trading revenue.

Securities borrowed and securities loaned: Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary. Fees received or paid are recorded in interest revenue or interest expense.

Receivables from brokerage clients include margin loans to clients and are stated net of allowance for doubtful accounts of $1 million at December 31, 2007 and $2 million at December 31, 2006. Cash receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Loans to banking clients are stated net of allowance for credit losses of $7 million and $4 million at December 31, 2007 and 2006, respectively. The allowance is established through charges to income based on management's evaluation of the existing portfolio. The adequacy of the allowance is reviewed regularly by management, taking into consideration current economic conditions, the existing loan portfolio composition, past loss experience, and risks inherent in the portfolio, as more fully described below.

The Company performs a quarterly analysis to estimate the allowance for credit losses. This process utilizes loan-level statistical models that estimate prepayments, defaults, and lifetime contractual losses for our loan portfolios based on predicted behavior of individual loans within the portfolios. The models consider effects of borrower behavior and a variety of factors including, but not limited to, interest rate fluctuations, housing price movements, current economic conditions, estimated defaults and foreclosures, delinquencies, the loan portfolio composition (including concentrations of credit risk), past loss experience, estimates of loss severity, and credit scores. The more significant variables within the models are interest rates and housing prices. Predicted housing price scenarios are based on 20 years of historical prices at the metropolitan statistical area level. Interest rate projections are based on the current term structure of interest rates and historical volatilities to project various possible future interest rate paths. Other variables in the model, such as probability of default, are derived from historical data. This quarterly analysis results in a loss factor that is applied to the outstanding balances to determine the allowance for credit loss for each loan category.

Nonaccrual loans: Loans are placed on nonaccrual status upon becoming 90 days past due as to interest or principal (unless the loans are both well-secured and in the process of collection), or when the full timely collection of interest or principal becomes uncertain. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is reversed and the loan is accounted for on the cash or cost recovery method thereafter, until qualifying for return to accrual status. Generally, a loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the terms of the loan agreement or when the loan is both well-secured and in the process of collection and collectibility is no longer doubtful.

Loans held for sale consist of fixed-rate and adjustable-rate residential real estate mortgage loans intended for sale. Loans held for sale are stated at lower of cost or market value. Market value is estimated using quoted market prices for securities backed by similar types of loans.

Equipment, office facilities, and property: Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of three to ten years. Buildings are depreciated on a straight-line basis over twenty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities, and property are stated at cost net of accumulated depreciation and amortization, except for land, which is stated at cost. Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is tested for impairment annually and whenever indications of impairment exist. In testing for a potential impairment of goodwill, management estimates the fair value of each of the Company's reporting units (defined as the Company's businesses for which financial information is available and reviewed regularly by management), and compares it to their carrying value. If the estimated fair value of a reporting unit is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected April 1 as its annual impairment testing date. At December 31, 2007 and December 31, 2006, the Company's goodwill balance was $525 million and $419 million, respectively.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

The carrying amount of goodwill by reportable segment is presented in the following table:

December 31,	2007	2006
Schwab Investor Services	$ 416	$ 416
Schwab Corporate and Retirement Services	109	3
Total	$ 525	$ 419

The increase in goodwill in 2007 was primarily due to the acquisition of The 401(k) Company on March 31, 2007.

Intangible assets: The Company has certain intangible assets which are non-amortizing but are subject to impairment testing annually and whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Company's non-amortizing intangible asset balances were $14 million at both December 31, 2007 and 2006, and are included in other assets. These balances are comprised of the value of contracts to manage investments of mutual funds. The Company has amortizing intangible assets of $9 million at December 31, 2007, which consist primarily of purchased client accounts. These intangible assets have finite lives and are amortized over their estimated useful lives and subject to impairment testing whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. These amortizing intangible assets have a remaining weighted-average useful life of 14 years.

Derivative financial instruments are recorded on the balance sheet in other assets and other liabilities at fair value. As part of its consolidated asset and liability management process, the Company utilizes interest rate swap agreements (Swaps) to effectively convert the interest rate characteristics of a portion of its Medium-Term Notes from fixed to variable. These Swaps have been designated as fair value hedges and therefore, changes in fair value of the Swaps are offset by changes in the fair value of the hedged Medium-Term Notes.

Schwab Bank's loans held for sale portfolio consists of fixed- and adjustable-rate mortgages, which are subject to a loss in value when market interest rates rise. Schwab Bank uses forward sale commitments to manage this risk. These forward sale commitments have been designated as cash flow hedging instruments with respect to the loans held for sale. Accordingly, the fair values of these forward sale commitments are recorded on the Company's consolidated balance sheet, with gains or losses recorded in other comprehensive income (loss).

Additionally, Schwab Bank uses forward sale commitments to hedge interest rate lock commitments issued on mortgage loans that will be held for sale. Schwab Bank considers the fair value of these commitments to be zero at the commitment date, with subsequent changes in fair value determined solely based on changes in market interest rates. Any changes in fair value of the interest rate lock commitments are completely offset by changes in fair value of the related forward sale commitments.

Income taxes: The Company provides for income taxes on all transactions that have been recognized in the consolidated financial statements in accordance with Statement of Financial Accounting Standards No. 109 – Accounting for Income Taxes (SFAS No. 109). Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. Beginning January 1, 2007, the Company records uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. See note "13 – Taxes on Income," for disclosures pursuant to FIN No. 48.

Stock-based compensation: On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) – Share-Based Payment (SFAS No. 123R) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment arrangements including employee and director stock option and restricted stock awards.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

The Company adopted SFAS No. 123R using a modified prospective transition method, under which this accounting standard applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006 and prior periods are not restated. Additionally, compensation cost is recognized for the unvested portion of awards outstanding on January 1, 2006 over their remaining vesting period.

Stock-based compensation expense for 2007 and 2006 is based on awards expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and revised in subsequent periods if actual forfeitures differ from those estimates. For periods prior to 2006, the Company recognized forfeitures as they occurred. Upon adoption of SFAS No. 123R, the Company recorded an immaterial cumulative adjustment to estimate forfeitures for unvested stock awards outstanding at January 1, 2006. The Company has elected to adopt the alternative transition method provided in the FASB Staff Position No. FAS 123R-3 for calculating the tax effects of stock-based compensation.

Employee Stock Purchase Plan: In May 2007, CSC's stockholders approved the adoption of the Employee Stock Purchase Plan (ESPP). Eligible employees may purchase shares of CSC's common stock using amounts withheld through payroll deductions subject to limitations. Payroll deductions are accumulated during six-month offering periods that start each year on February 1st and August 1st. The purchase price for each share of stock is 85% of the fair market value of the shares on the last trading day of the offering period. At December 31, 2007, the Company had 50 million shares reserved for future issuance under the ESPP. The Company recognized $2 million of compensation expense related to the ESPP in 2007.

Long-term incentive compensation: Eligible officers have received cash long-term incentive plan units under a long-term incentive plan (LTIP). These awards are restricted from transfer or sale and vest annually over a three- to four-year performance period. Each award provides for a one-time cash payment for an amount that varies based upon the Company's cumulative earnings per share (EPS) over the respective performance period of each grant. The Company accrues the estimated total cost for each grant on a straight-line basis over each LTIP's vesting period, with periodic cumulative adjustments to expense as estimates of the total grant cost are revised. The last performance period on existing grants under this incentive plan ends on December 31, 2008.

New accounting standards: SFAS No. 155 – Accounting for Certain Hybrid Financial Instruments was effective for all financial instruments acquired or issued after December 31, 2006. This statement allows financial instruments that contain an embedded derivative to be accounted for as a whole (i.e., eliminating the need to account for the embedded derivative separately) if an election is made to report the whole instrument on a fair value basis. The Company made no such election and therefore, the adoption of SFAS No. 155 did not impact the Company's financial position, results of operations, EPS, or cash flows.

SFAS No. 156 – Accounting for Servicing of Financial Assets was effective beginning January 1, 2007. This statement amends the requirements under SFAS No. 140 – Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, for accounting for mortgage servicing assets and servicing liabilities. Previously, servicing assets and servicing liabilities were amortized over the expected period of estimated net servicing income or loss and assessed for impairment or increased obligation at each reporting date. SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, and permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. The adoption of SFAS No. 156 did not impact the Company's financial position, results of operations, EPS, or cash flows.

SFAS No. 157 – Fair Value Measurements is effective beginning January 1, 2008. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. The adoption of SFAS No. 157 will not have a material impact on the Company's financial position, results of operations, EPS, or cash flows, but will expand the amount of disclosures in the Company's consolidated financial statements.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

SFAS No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities was issued in February 2007 and is effective beginning January 1, 2008. This statement permits entities to elect to measure eligible financial instruments, commitments, and certain other arrangements at fair value at specified election dates with changes in fair value recognized in earnings at each subsequent reporting period. The adoption of SFAS No. 159 will not have an impact on the Company's financial position, results of operations, EPS, or cash flows.

SFAS No. 141R – Business Combinations was issued in December 2007 and is effective for all business acquisitions with an acquisition date on or after January 1, 2009. This statement generally requires an acquirer to recognize the assets acquired, the liabilities assumed, contingent purchase consideration, and any noncontrolling interest in the acquiree, at fair value on the date of acquisition. SFAS No. 141R also requires an acquirer to expense most transaction and restructuring costs as incurred, and not include such items in the cost of the acquired entity. The Company is currently evaluating the impact of the adoption of SFAS No. 141R on its financial position, results of operations, EPS, and cash flows.

SFAS No. 160 – Noncontrolling Interests in Consolidated Financial Statements, was issued in December 2007 and is effective beginning January 1, 2009. This statement amends Accounting Research Bulletin No. 51 – Consolidated Financial Statements by establishing financial statement presentation and disclosure requirements for reporting noncontrolling ownership interests. SFAS No. 160 also establishes consistent accounting methods for changes in ownership interest and for the valuation of retained noncontrolling investments upon deconsolidation. The Company is currently evaluating the impact of the adoption of SFAS No. 160 on its financial position, results of operations, EPS, and cash flows.

Emerging Issues Task Force Issue (EITF) No. 06-02 – Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43 – Accounting for Compensated Absences, was effective beginning January 1, 2007. This issue requires the recognition of compensation expense associated with a sabbatical leave or other similar benefit arrangement that does not vest over the requisite service period. The Company previously recorded compensation expense related to its sabbatical program in the period the sabbatical was taken by an employee. As a result of this change in accounting principle, the Company recorded a charge, net of estimated forfeitures, to retained earnings as of January 1, 2007 of $17 million after tax. This accounting change did not have a material impact on the Company's results of operations, EPS, or cash flows.

FIN No. 48 – Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109, was effective beginning January 1, 2007. This interpretation provides new requirements for the recognition, measurement, and disclosure in the financial statements of a tax position taken or expected to be taken in a tax return when there is uncertainty about whether that tax position will ultimately be sustained. The adoption of FIN No. 48 resulted in a charge to retained earnings as of January 1, 2007 of $17 million. The adoption of FIN No. 48 did not have a material impact on the Company's results of operations, EPS, or cash flows.

3. Capital Restructuring

During 2007, CSC completed a capital restructuring that returned approximately $3.3 billion in capital to stockholders to create a more efficient and cost-effective capital structure. The capital restructuring included the following components:

- CSC paid a special cash dividend of $1.00 per common share, which returned $1.2 billion to stockholders. The special dividend was paid on August 24, 2007, to stockholders of record on July 24, 2007.
- In August 2007, CSC repurchased 84 million shares of its common stock through a modified "Dutch Auction" Tender Offer (Tender Offer). The Tender Offer period closed on July 31, 2007 and CSC accepted for purchase 84 million shares of its common stock, at a purchase price of $20.50 per share, for a total purchase price of $1.7 billion.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

- CSC executed a separate Stock Purchase Agreement with Chairman and CEO Charles R. Schwab, CSC's largest stockholder, and with certain additional stockholders whose shares Mr. Schwab is deemed to beneficially own. Under the Stock Purchase Agreement, Mr. Schwab and the other stockholders who are parties to the agreement did not participate in the Tender Offer, but instead, sold, and CSC purchased, 18 million shares, at a purchase price ($20.50 per share), which is the same as was determined and paid in the Tender Offer, for a total purchase price of $369 million. The number of shares repurchased resulted in Mr. Schwab maintaining the same beneficial ownership percentage in CSC's outstanding common stock that he had prior to the Tender Offer and sale of shares pursuant to the Stock Purchase Agreement (approximately 18 percent, which does not take into consideration Mr. Schwab's outstanding options to acquire stock). The shares under this agreement were repurchased on August 15, 2007.
- In September 2007, CSC issued $250 million of 6.375% Senior Medium-Term Notes due in 2017. In October 2007, CSC issued $300 million of junior subordinated notes. See note "12 – Borrowings" for further discussion of the issuance of the junior subordinated notes.

4. Business Acquisition

On March 31, 2007, the Company completed its acquisition of The 401(k) Company, which offers defined contribution plan services, for $115 million in cash. The acquisition enhances the Company's ability to meet the needs of retirement plans of all sizes, as well as provides the opportunity to capture rollover accounts from retirement plans served by The 401(k) Company and cross-sell the Company's other investment and banking services to plan participants. The Company's consolidated financial statements include The 401(k) Company as a wholly-owned subsidiary of CSC from March 31, 2007. Pro-forma financial information for The 401(k) Company is not presented as it is not material to the Company's consolidated financial statements.

The initial recording of goodwill and other intangibles requires subjective judgments concerning estimates of the fair value of acquired assets. Any excess of the purchase price over the fair value of the acquired net assets is recorded as goodwill. As a result of a purchase price allocation, the Company recorded goodwill of $106 million and intangible assets of $8 million, both of which are deductible for tax purposes over a period of 15 years. The intangible assets, which relate to customer relationships, will be amortized on a straight-line basis over 16 years. The goodwill has been allocated to the Schwab Corporate and Retirement Services segment.

5. Securities Owned

A summary of securities owned is as follows:

December 31,	2007	2006
Securities available for sale	$ 7,526	$ 5,988
Schwab Funds® money market funds	413	182
Fixed income, equity, and other securities	175	163
Equity and bond mutual funds	87	53
Total securities owned (1)	$ 8,201	$ 6,386

(1) Amounts include securities pledged of $6 million in 2007 and $5 million in 2006.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

The amortized cost, estimated fair value, and gross unrealized gains and losses on securities available for sale are as follows:

December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities:				
Non-agency	$ 3,503	$ 4	$ 33	$ 3,474
U.S. agencies	2,889	25	6	2,908
Total mortgage-backed securities	6,392	29	39	6,382
Corporate debt securities	804	1	21	784
U.S. agency notes	15	-	-	15
Certificates of deposit	345	-	-	345
Total	$ 7,556	$ 30	$ 60	$ 7,526

December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities:				
Non-agency	$ 3,115	$ 2	$ 19	$ 3,098
U.S. agencies	1,920	3	9	1,914
Total mortgage-backed securities	5,035	5	28	5,012
Corporate debt securities	677	-	-	677
U.S. agency notes	249	-	-	249
Certificates of deposit	50	-	-	50
Total	$ 6,011	$ 5	$ 28	$ 5,988

A summary of investments with unrealized losses, aggregated by category and period of continuous unrealized loss, at December 31, 2007, is as follows:

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities:						
Non-agency	$ 1,382	$ 12	$ 1,263	$ 21	$ 2,645	$ 33
U.S. agencies	549	4	106	2	655	6
Total mortgaged-backed securities	1,931	16	1,369	23	3,300	39
Corporate debt securities	620	21	-	-	620	21
Total temporarily impaired securities	$ 2,551	$ 37	$ 1,369	$ 23	$ 3,920	$ 60

The Company evaluates the determination of other than temporary impairment on a quarterly basis. The determination of whether or not other-than-temporary impairment exists is a matter of judgment. The evaluation includes the assessment of several factors including: 1) whether the unrealized loss is solely due to changes in interest rates or changes in the credit standing of the issuer, 2) the length of time and the extent to which the fair value has been less than amortized cost, 3) the financial condition of the issuer, 4) the credit ratings of the issuer or security, 5) the collateral underlying the security, and 6) the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery. If the Company determines other-than-temporary impairment exists, the cost basis of the security is adjusted to the then-current fair value, with a corresponding loss recognized in current earnings. If future evaluations conclude that an impairment now considered to be temporary is other-than temporary, the Company would recognize a realized loss through earnings at that time.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Securities available for sale with unrealized losses of $60 million as of December 31, 2007 included U.S. agency and non-agency CMOs and corporate debt securities. U.S. agency CMOs do not have explicit credit ratings, however management considers these to be rated "AAA" (defined as a rating equivalent to a Moody's rating of "Aaa" or a Standard and Poor's rating of "AAA") based on the guarantee of principal and interest by the U.S. agencies. The unrealized losses on U.S. agency CMOs were attributable to changes in interest rates. For non-agency CMOs, the Company reviewed the credit default experience of the underlying collateral as well as the extent of the unrealized losses to determine whether an other-than-temporary impairment existed. At December 31, 2007, the non-agency CMO's were rated "AAA". For corporate debt securities, the Company reviewed the issuer's financial condition and the extent and duration of the unrealized losses to determine whether an other-than-temporary impairment existed. At December 31, 2007, the corporate debt securities were not rated lower than investment grade (defined as a rating equivalent to a Moody's rating of "Baa" or higher, or a Standard and Poor's rating of "BBB" or higher). Based on the Company's evaluation and the Company's ability and intent to hold such securities for a period of time sufficient to allow for anticipated recovery, the Company determined the unrealized losses were temporary as of December 31, 2007.

As of December 31, 2007, the number of investment positions with unrealized losses totaled 202.

The maturities of securities available for sale at December 31, 2007 are as follows:

December 31, 2007	Within 1 Year	1-5 Years	5-10 Years	After 10 Years	Total
Mortgage-backed securities [1]:					
Non-agency	-	-	-	$ 3,474	$ 3,474
U.S. agencies	-	-	$ 166	2,742	2,908
Total mortgage-backed securities	-	-	166	6,216	6,382
Corporate debt securities	$ 96	$ 688	-	-	784
U.S. agency notes	-	15	-	-	15
Certificates of deposit	270	75	-	-	345
Estimated fair value	$ 366	$ 778	$ 166	$ 6,216	$ 7,526
Total amortized cost	$ 371	$ 793	$ 166	$ 6,226	$ 7,556
Net unrealized losses	$ 5	$ 15	$ -	$ 10	$ 30

(1) CMOs have been allocated over maturity groupings based on contractual maturities. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

There were no gross proceeds or gross realized gains or losses related to sales of securities available for sale in 2007. Gross proceeds related to sales of securities available for sale were $81 million and $16 million in 2006 and 2005, respectively. Gross realized gains on sales of securities available for sale were not material in 2006 and 2005. There were no gross realized losses in 2006 and 2005. Realized gains and losses of securities available for sale are included in other revenue on the Company's consolidated income statements.

The Company's positions in Schwab Funds® money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Fixed income, equity, and other securities include fixed income securities held to meet clients' trading activities, and investments made by the Company relating to its deferred compensation plan. Equity and bond mutual funds include inventory maintained to facilitate certain Schwab Funds and third-party mutual fund clients' transactions.

Securities sold, but not yet purchased of $6 million at December 31, 2007 and $20 million at December 31, 2006, consisted primarily of mutual fund shares that are distributed to clients to satisfy their dividend reinvestment requests. These securities are recorded at market value in accrued expenses and other liabilities.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

6. Receivables from Brokerage Clients

Receivables from brokerage clients, which are stated net of allowance for doubtful accounts, consist primarily of margin loans to brokerage clients of $11.6 billion and $10.4 billion at December 31, 2007 and 2006, respectively. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated financial statements. There were no significant charge-offs related to margin loans during 2007, 2006, and 2005. The weighted-average interest rate charged on margin loan balances was 8.00% and 8.17% at December 31, 2007 and 2006, respectively.

7. Loans to Banking Clients and Related Allowance for Credit Losses

An analysis of the composition of the loan portfolio is as follows:

December 31,	2007	2006
Residential real estate mortgages	$ 2,101	$ 1,127
Home equity lines of credit	1,234	1,192
Secured personal loans	102	9
Other	13	10
Total loans to banking clients	3,450	2,338
Less: allowance for credit losses	(7)	(4)
Loans to banking clients – net	$ 3,443	$ 2,334

Included in the loan portfolio are non-accrual loans totaling $4 million and $1 million at December 31, 2007 and 2006, respectively. Non-accrual loans represent all of the Company's nonperforming assets at both December 31, 2007 and 2006. The Company did not have any impaired loans during 2007 and 2006. There were no loans accruing interest that were contractually 90 days or more past due at both December 31, 2007 and 2006. For 2007 and 2006, the amount of interest revenue which would have been earned on non-accrual loans versus interest revenue recognized on these loans was not material to the Company's results of operations.

The secured personal loan product allows clients to use eligible assets in a designated brokerage account at Schwab as collateral for a secured loan.

Changes in the allowance for credit losses were as follows:

December 31,	2007	2006	2005
Balance at beginning of year	$ 4	$ 3	$ 2
Charge-offs	-	-	-
Recoveries	-	-	-
Provision for credit loss	3	1	1
Balance at end of year	$ 7	$ 4	$ 3

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

8. Equipment, Office Facilities, and Property

Equipment, office facilities, and property are detailed below:

December 31,	2007	2006
Software	$ 781	$ 684
Buildings	383	382
Information technology equipment	369	366
Leasehold improvements	257	245
Furniture and equipment	122	117
Telecommunications equipment	98	96
Land	52	52
Software development and construction in progress	6	2
Subtotal	2,068	1,944
Accumulated depreciation and amortization	(1,451)	(1,342)
Total equipment, office facilities, and property - net	$ 617	$ 602

9. Deposits from Banking Clients

Deposits from banking clients consist of money market and other savings deposits, certificates of deposit, and noninterest-bearing deposits. Interest-bearing deposits were $13.8 billion and $11.0 billion at December 31, 2007 and 2006, respectively. Noninterest-bearing deposits were not material at both December 31, 2007 and 2006. Demand deposit overdrafts included as other loans within loans to banking clients were not material for both December 31, 2007 and 2006.

10. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers, and clearing organizations consist primarily of securities loaned of $1.7 billion and $1.4 billion at December 31, 2007 and 2006, respectively. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

11. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts. At December 31, 2007, Schwab was paying interest at 1.6% on $15.0 billion of cash balances in brokerage client accounts, which were included in payables to brokerage clients. At December 31, 2006, Schwab was paying interest at 2.5% on $15.8 billion of such cash balances.

12. Borrowings

CSC may borrow up to $800 million under a committed, unsecured credit facility with a group of eighteen banks which is scheduled to expire in June 2008. This facility replaced a facility that expired in June 2007. The funds under this facility are available for general corporate purposes and CSC pays a commitment fee on the unused balance of this facility. The financial covenants in this facility require CSC to maintain a minimum level of stockholders' equity, Schwab to maintain a minimum net capital ratio, as defined, and Schwab Bank to be well capitalized, as defined. These facilities were unused at December 31, 2007 and 2006.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of eight banks totaling $861 million at December 31, 2007. CSC has access to $811 million of these credit lines. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. There were no borrowings outstanding under these lines at December 31, 2007 and 2006.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with twelve banks in favor of the OCC aggregating $1.1 billion at December 31, 2007. Schwab pays a fee to maintain these arrangements. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging letters of credit (LOCs), in favor of these brokerage clients, which are issued by multiple banks. Schwab also pays a fee to maintain these arrangements. At December 31, 2007, the aggregate face amount of these outstanding LOCs totaled $195 million. No funds were drawn under these LOCs at December 31, 2007 and 2006.

Long-term debt net of unamortized debt discounts, where applicable, consists of the following:

December 31,	2007	2006
Senior Medium-Term Notes, Series A	$ 473	$ 262
Junior Subordinated Notes	299	-
Lease financing liability	121	126
Fair value adjustment [1]	6	-
Total long-term debt	$ 899	$ 388

[1] Represents the fair value adjustment related to hedged Medium-Term Notes.

In October 2007, CSC and Schwab Capital Trust I, a statutory trust formed under the laws of the State of Delaware (Trust), closed a public offering of $300 million of the Trust's fixed to floating rate trust preferred securities. The proceeds from the sale of the trust preferred securities were invested by the Trust in fixed to floating rate junior subordinated notes issued by CSC (Subordinated Debt). The Subordinated Debt has a fixed interest rate of 7.50% until November 15, 2017 and a floating rate thereafter. The Subordinated Debt may be redeemed at a redemption price of principal plus accrued but unpaid interest on November 15, 2017, on or after November 15, 2037, or following the occurrence of certain events, and at a make-whole redemption price at any other time. CSC has contractually agreed, pursuant to a replacement capital covenant, for the benefit of certain holders of the Company's long-term indebtedness ranking senior to the Subordinated Debt, not to redeem, repay or purchase the Subordinated Debt or the trust preferred securities prior to November 15, 2047 unless it has received proceeds of the issuance of certain replacement capital securities, among other conditions. At December 31, 2007, the Company's 6.375% Senior Medium-Term Notes due 2017 is the series of long-term indebtedness whose holders are entitled to the benefits of the replacement capital covenant.

The aggregate principal amount of Senior Medium-Term Notes, Series A (Medium-Term Notes) outstanding at December 31, 2007 had maturities ranging from 2008 to 2017. The aggregate principal amount of Medium-Term Notes outstanding at December 31, 2007 and 2006 had fixed interest rates ranging from 6.38% to 8.05% and 6.52% to 8.05%, respectively. At December 31, 2007 and 2006, the Medium-Term Notes carried a weighted-average interest rate of 7.11% and 7.77%, respectively.

Upon adoption of FIN No. 46 in the first quarter of 2003, the Company consolidated a trust and recorded a note payable of $235 million. This trust was formed in 2000 to finance the acquisition and renovation of an office building and land. In 2004, the Company exercised its option to purchase this property from the trust and repaid $99 million of the note payable. Simultaneously, the Company completed a transaction on this property with American Financial Realty Trust, a publicly-traded real estate investment trust, resulting in proceeds of $136 million, which was used to repay the remainder of the note payable, and a 20-year lease. This transaction

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

was accounted for as a financing lease. The remaining lease financing liability of $121 million at December 31, 2007 is being reduced by a portion of the lease payments over the 20-year term.

Annual maturities on long-term debt outstanding at December 31, 2007 are as follows:

2008	$ 20
2009	13
2010	205
2011	6
2012	6
Thereafter	644
Total maturities	894
Fair value adjustment	6
Unamortized discount	(1)
Total long-term debt	$ 899

13. Taxes on Income

Income tax expense on income from continuing operations is as follows:

	2007	2006	2005
Current:			
Federal	$ 441	$ 505	$ 337
State	117	111	60
Total current	558	616	397
Deferred:			
Federal	144	(25)	(3)
State	31	(6)	(1)
Total deferred	175	(31)	(4)
Taxes on income	$ 733	$ 585	$ 393

The excess tax benefits from the exercise of stock options and the vesting of restricted stock awards, which for accounting purposes are recorded in additional paid-in capital, were $108 million, $64 million, and $30 million in 2007, 2006, and 2005, respectively.

The net income tax expense from discontinued operations was $691 million in 2007 and includes $763 million of income tax expense related to income from discontinued operations and the gain on sale of U.S. Trust and a $72 million income tax benefit related to the excess of the tax basis of U.S. Trust stock over book basis. The net income tax benefit from discontinued operations was $134 million in 2006 and includes a $205 million income tax benefit related to the excess of the tax basis of U.S. Trust stock over the book basis. The income tax expense related to income from discontinued operations was $71 million in 2005.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

The temporary differences that created deferred tax assets and liabilities are detailed below:

December 31,	2007	2006
Deferred tax assets:		
Employee compensation, severance and benefits	$ 163	$ 127
Facilities lease commitments	89	105
State and local taxes	39	2
Reserves and allowances	27	25
Net unrealized loss on securities available for sale	12	9
Deferred income	7	9
Excess tax basis of investment in subsidiary	-	205
Other	3	12
Total deferred tax assets	340	494
Deferred tax liabilities:		
Capitalized internal-use software development costs	(53)	(45)
Depreciation and amortization	(15)	(30)
Deferred loan costs	(14)	(13)
Other	(4)	-
Total deferred tax liabilities	(86)	(88)
Net deferred tax asset	$ 254	$ 406

The Company determined that no valuation allowance against deferred tax assets at December 31, 2007 and 2006 was necessary.

The effective income tax rate on income from continuing operations differs from the amount computed by applying the federal statutory income tax rate as follows:

	2007	2006	2005
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	5.3	4.6	3.4
Other	(.7)	-	(.1)
Effective income tax rate	39.6%	39.6%	38.3%

The effective income tax rate including discontinued operations was 37.2% in 2007, 26.9% in 2006, and 39.0% in 2005. In 2007 and 2006, the difference between the effective income tax rate on income from continuing operations and the effective income tax rate including discontinued operations was primarily due to the $72 million and $205 million income tax benefits, respectively, discussed above.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

On January 1, 2007, the Company adopted FIN No. 48. Upon the adoption of FIN No. 48, the Company recorded a charge to retained earnings of $17 million related to various federal and state income tax matters, including estimated interest. Of this charge, $14 million related to discontinued operations. The balance of the Company's unrecognized tax benefits at December 31 and January 1, 2007 is approximately $7 million and $20 million, respectively. The January 1, 2007 balance includes $15 million, related to discontinued operations. The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities on the Company's consolidated balance sheets, represent the difference between positions taken on tax return filings and the requirements under FIN No. 48 to consider potential tax settlement outcomes. Resolving these uncertain tax matters in the Company's favor would reduce income tax expense from continuing operations by $7 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Unrecognized Tax Benefit
Balance at January 1, 2007	$ 20
Additions based on tax provisions related to the current year	-
Additions for tax positions of prior years	3
Reductions for tax positions of prior years [1]	(16)
Settlements	-
Balance at December 31, 2007	$ 7

(1) Amount relates to the sale of U.S. Trust.

The Company recognizes interest and penalties related to unrecognized tax benefits in taxes on income. Interest charges for the year ended December 31, 2007 was $1 million. At December 31, 2007, the Company had a liability for estimated interest on the unrecognized tax benefits of $3 million.

CSC and its subsidiaries file income tax returns in the federal jurisdiction, as well as most state and applicable local jurisdictions and are subject to routine examinations by the respective taxing authorities. Based upon the expected completion of audits within the next 12 months, management does not expect a change in the unrecognized tax benefits to be material to the financial statements. Federal returns have been audited through 2004. Those audits are complete subject to the resolution of a 1989 tax matter in which a decision has been rendered by the 9th Circuit Court of Appeals and is expected to be final in 2008. Until final resolution of this matter, the statutes of limitation for all federal and state income tax returns for the years 1989 through 2004 remain open.

14. Employee Incentive, Deferred Compensation, and Retirement Plans

A summary of the Company's stock-based compensation expense and related income tax benefit is as follows:

	2007	2006	2005
Stock option expense	$ 18	$ 16	$ 2
Restricted stock expense	38	23	15
Employee stock purchase plan expense	2	-	-
Total stock-based compensation expense [1,2]	$ 58	$ 39	$ 17
Income tax benefit on stock-based compensation expense	$ (23)	$ (15)	$ (7)

(1) Effective January 1, 2006, stock-based compensation expense is computed net of expected forfeitures.
(2) Total stock-based compensation expense including discontinued operations was $80 million, $52 million, and $23 million in 2007, 2006, and 2005, respectively.

The Company issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2007, the Company was authorized to grant up to 38 million common shares under its existing stock incentive plans.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

As of December 31, 2007, there was $132 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock option and restricted stock awards, which is expected to be recognized through 2011 with a remaining weighted-average period of 3.0 years.

Stock Option Plans

The Company's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to four-year period from the date of grant. Certain options are granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

The Company's stock option activity (including options held by employees of discontinued operations) is summarized below:

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	89	$ 16.22		
Adjustment to options related to capital restructuring	3	$ 16.36		
Granted	10	$ 22.81		
Exercised	(32)	$ 13.15		
Forfeited	(3)	$ 16.01		
Expired	(4)	$ 26.69		
Outstanding at December 31, 2007	63	$ 17.30	3.81	$ 551
Vested and expected to vest at December 31, 2007	61	$ 17.14	3.70	$ 540
Vested and exercisable at December 31, 2007	50	$ 16.31	3.14	$ 496

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

In accordance with the terms of the Company's share-based awards program, the payment of the special dividend required the Company to adjust the number of common shares subject to stock options outstanding, as well as the price at which the awards may be exercised. The adjustments resulted in an increase in the number of common shares subject to outstanding stock options in an aggregate amount of 3 million common shares and a decrease in the weighted-average exercise price per option from $17.16 to $16.36. The effect of the adjustments provided each holder of outstanding stock options with the same aggregate fair value pre- and post-dividend, with no change in stock-based compensation expense.

The weighted-average fair value of options granted during each of the years 2007, 2006, and 2005 was $7.06, $5.43, and $2.56 per share, respectively. Cash received from options exercised for each of the years 2007, 2006, and 2005 was $414 million, $252 million, and $115 million, respectively. The total tax benefits recognized from the exercise of employee stock options during each of the years 2007, 2006, and 2005 was $97 million, $57 million, and $30 million, respectively. The total intrinsic value of options exercised during each of the years 2007, 2006, and 2005 was $244 million, $149 million, and $80 million, respectively.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Management uses a binomial option pricing model for all options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term equal to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate future option exercise probability. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model. The assumptions used to value the Company's options and their expected life were as follows:

	2007	2006	2005
Weighted-average expected dividend yield	.46%	.46%	.48%
Weighted-average expected volatility	35%	29%	28%
Weighted-average risk-free interest rate	4.2%	4.7%	4.1%
Expected life (in years)	2.8 – 7.2	2.5 – 5.8	1.0 – 4.0

Pro Forma Information for Periods Prior to the Adoption of SFAS No. 123R

Prior to the adoption of SFAS No. 123R, the Company applied Accounting Principles Board Opinion No. 25 and related interpretations, for its stock-based employee compensation plans. Because the Company grants stock option awards at an exercise price not less than market value, there was no compensation expense recorded when the awards were granted. Had compensation expense for the Company's stock option awards been determined based on the fair value at the grant dates for awards under those plans consistent with the fair value method of SFAS No. 123, the Company would have recorded additional compensation expense and its net income and EPS would have been reduced to the pro forma amounts presented in the following table:

	2005
Expense for stock-based compensation (after tax) [(1)]**:**	
As reported	$ 14
Pro forma [(2)]	$ 58
Net income:	
As reported	$ 725
Pro forma	$ 681
Basic EPS:	
As reported	$ .56
Pro forma	$ .53
Diluted EPS:	
As reported	$ .55
Pro forma	$ .52

(1) Includes discontinued operations.
(2) Includes pro forma compensation expense related to stock options granted during 2005 and prior periods.

Restricted Stock Plans

The Company's stock incentive plans provide for granting restricted stock awards to employees and officers. Restricted stock awards are restricted from transfer or sale and generally vest annually over a four-year period, but some vest based upon the Company or one of its subsidiaries achieving certain financial or other measures. The fair value of restricted stock awards is based on the market price of the Company's stock on the date of grant and is generally amortized to restricted stock expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock awards (including awards held by employees of discontinued operations) that vested during each of the years 2007, 2006, and 2005 was $96 million, $55 million, and $33 million, respectively.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

The unrecognized compensation cost of $81 million related to outstanding restricted stock awards was recorded as unamortized stock-based compensation in stockholders' equity at December 31, 2005. With the adoption of SFAS No. 123R, the unrecognized compensation cost related to outstanding restricted stock awards granted prior to January 1, 2006 was charged to additional paid-in capital.

The Company's restricted stock awards activity (including awards held by employees of discontinued operations) is summarized below:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Outstanding at December 31, 2006	9	$ 15.06
Granted	3	$ 20.98
Vested	(5)	$ 14.10
Forfeited	(2)	$ 16.25
Outstanding at December 31, 2007	5	$ 18.29

Employee Stock Purchase Plan

In May 2007, CSC's stockholders approved the adoption of the ESPP. Eligible employees may purchase shares of CSC's common stock using amounts withheld through payroll deductions subject to limitations. Payroll deductions are accumulated during six month offering periods that start each year on February 1st and August 1st. The purchase price for each share of stock is 85% of the fair market value of the shares on the last trading day of the offering period. At December 31, 2007, the Company had 50 million shares reserved for future issuance under the ESPP.

Long-term Incentive Plans

Eligible officers have received LTIP units under the Company's long-term incentive program. These awards are restricted from transfer or sale and generally vest annually over a three- to four-year performance period. The cash payout of the LTIP units, which may range from $0 to $4 per unit, will be made following the end of the performance period based upon the Company achieving certain cumulative EPS levels. The last performance period on existing grants under this incentive program ends on December 31, 2008.

LTIP unit information (including units held by employees of discontinued operations) is as follows:

	2007	2006	2005
LTIP units granted during the year	-	-	44
LTIP units outstanding at year end	72	117	124
LTIP unit compensation expense	$ 88	$ 78	$ 37
LTIP liability at year end	$ 190	$ 140	$ 61

Other Deferred Compensation Plans

The Company sponsors deferred compensation plans for eligible officers and non-employee directors. The Company's deferred compensation plan for officers permits participants to defer the payment of certain cash compensation. The deferred compensation liability was $155 million and $145 million at December 31, 2007 and 2006, respectively. The Company's deferred compensation plan for non-employee directors permits participants to defer receipt of all or a portion of their directors' fees and to receive either a grant of stock options, or upon ceasing to serve as a director, the number of shares of CSC's common stock that would have resulted from investing the deferred fee amount into CSC's common stock.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Retirement Plan

Eligible employees of the Company who have met certain service requirements may participate in the Company's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. The Company may match certain employee contributions or make additional contributions to this plan at its discretion. Total company contribution expense was $52 million in 2007, $47 million in 2006, and $41 million in 2005.

15. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss represents cumulative gains and losses that are not reflected in earnings. The components of other comprehensive income (loss) are as follows:

	2007			2006			2005		
	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Foreign currency translation adjustment	-	-	-	$ 1	-	$ 1	$ (1)	-	$ (1)
Securities available for sale:									
Net unrealized gain (loss) arising during the year	$ (29)	$ 12	$ (17)	9	$ (2)	7	(64)	$ 25	(39)
Reclassification adjustment for realized loss included in net income [1]	59	(25)	34	-	-	-	-	-	-
Net unrealized gain (loss) on securities available for sale	30	(13)	17	9	(2)	7	(64)	25	(39)
Hedging instruments:									
Net unrealized gain arising during the year	1	-	1	4	(2)	2	20	(8)	12
Reclassification adjustment for realized gain included in net income [1]	(7)	3	(4)	(13)	5	(8)	-	-	-
Net unrealized gain (loss) on cash flow hedging instruments	(6)	3	(3)	(9)	3	(6)	20	(8)	12
Minimum pension liability adjustment [1]	9	(4)	5	-	-	-	-	-	-
Other comprehensive income (loss)	$ 33	$ (14)	$ 19	$ 1	$ 1	$ 2	$ (45)	$ 17	$ (28)

[1] Reclassification adjustment in 2007 is related to the sale of U.S. Trust.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Accumulated other comprehensive loss balances were:

	Foreign currency translation adjustment	Net unrealized gain (loss) on securities available for sale	Net unrealized gain (loss) on cash flow hedging instruments	Minimum pension liability adjustment	Total accumulated other comprehensive loss
Balance, December 31, 2004	$ 1	$ (3)	$ (3)	-	$ (5)
Net change	(1)	(39)	12	-	(28)
Balance, December 31, 2005	-	(42)	9	-	(33)
Net change	1	7	(6)	-	2
Adjustment to initially apply SFAS No. 158, net of tax	-	-	-	$ (5)	(5)
Balance, December 31, 2006	1	(35)	3	(5)	(36)
Net change	-	17	(3)	5	19
Balance, December 31, 2007	$ 1	$ (18)	-	-	$ (17)

16. Earnings Per Share

Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares plus the effect of dilutive potential common shares outstanding for the period using the treasury stock method. Dilutive potential common shares include outstanding stock options and unvested restricted stock awards. EPS under the basic and diluted computations are as follows:

	2007	2006	2005
Net income	$ 2,407	$ 1,227	$ 725
Weighted-average common shares outstanding — basic	1,208	1,270	1,295
Common stock equivalent shares related to stock incentive plans	14	16	13
Weighted-average common shares outstanding — diluted [1]	1,222	1,286	1,308
Basic EPS:			
Income from continuing operations	$ .93	$ .70	$ .49
Income from discontinued operations, net of tax	$ 1.06	$ .27	$ .07
Net income	$ 1.99	$ .97	$ .56
Diluted EPS:			
Income from continuing operations	$ .92	$ .69	$ .48
Income from discontinued operations, net of tax	$ 1.05	$ .26	$ .07
Net income	$ 1.97	$ .95	$ .55

(1) Total antidilutive stock options and restricted stock awards excluded from the calculation of diluted earnings per share were 39 million, 35 million, and 71 million shares for the years ended December 31, 2007, 2006, and 2005, respectively.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

17. Restructuring Charges and Reserves

In 2005, the Company recorded pre-tax restructuring charges of $16 million, primarily comprised of severance costs and facilities reduction charges related to its past restructuring initiatives and included in other expenses excluding interest on the Company's consolidated statements of income. These past restructuring initiatives were completed in the first half of 2005.

A summary of the activity in the restructuring reserve related to the Company's past restructuring initiatives is as follows:

	Workforce Reduction	Facilities Reduction	Total
Balance at December 31, 2004	$ 45	$ 184	$ 229
Restructuring charges	23	(7)	16
Cash payments – net	(60)	(67)	(127)
Non-cash charges [1]	(3)	(2)	(5)
Other [2]	-	19	19
Balance at December 31, 2005	5	127	132
Cash payments – net	(5)	(35)	(40)
Other [2]	-	5	5
Balance at December 31, 2006	-	97	97
Restructuring credit [3]	-	(4)	(4)
Cash payments – net	-	(30)	(30)
Other [2]	-	3	3
Balance at December 31, 2007 [4]	$ -	$ 66	$ 66

(1) Primarily includes charges for officers' stock-based compensation and write-downs of fixed assets.
(2) Includes the reclassification of deferred rent amounts in 2005 and the accretion of facilities restructuring reserves in 2007, 2006 and 2005, which are initially recorded at net present value. Accretion expense is recorded in occupancy and equipment expense on the Company's consolidated statements of income.
(3) Represents change in sublease assumptions.
(4) The Company expects to substantially utilize the remaining facilities restructuring reserve through cash payments for the net lease expense over the respective lease terms through 2017.

In addition to these restructuring reserves, see note "24 – Discontinued Operations" for a discussion of the Company's restructuring reserves related to discontinued operations. All restructuring reserve liabilities are included in accrued expenses and other liabilities on the Company's consolidated balance sheets.

The actual costs of the remaining restructuring reserves related to these restructuring initiatives could differ from the estimated costs, depending primarily on the Company's ability to sublease properties.

18. Regulatory Requirements

On November 15, 2007, Schwab Bank converted its charter from a national association to a federal savings bank. As a result of this conversion, CSC became a savings and loan holding company. As a federal savings bank and savings and loan holding company, respectively, Schwab Bank and CSC are both subject to supervision and regulation by the Office of Thrift Supervision (OTS). Prior to the conversion, CSC was a financial holding company, which is a type of bank holding company subject to supervision and regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, and Schwab Bank was a national association subject to supervision and regulation by the Office of the Comptroller of the Currency.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

As CSC's depository institution subsidiary, Schwab Bank is subject to regulation and supervision and to various requirements and restrictions under federal and state laws, including regulatory capital guidelines. Among other things, these requirements govern transactions with CSC and its non-depository institution subsidiaries, including loans and other extensions of credit, investments or asset purchases, dividends and investments. The federal banking agencies have broad powers to enforce these regulations, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Under the Federal Deposit Insurance Act, Schwab Bank could be subject to restrictive actions if it were to fall within one of the lowest three of five capital categories.

As a savings and loan holding company, CSC is no longer subject to specific statutory capital requirements. CSC is required to maintain capital that is sufficient to support the holding company and its subsidiaries' business activities, and the risks inherent in those activities. Schwab Bank is required to maintain a capital level that at least equals minimum capital levels specified in federal banking laws and regulations. Failure to meet the minimum levels will result in certain mandatory, and possibly additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank. At December 31, 2007, CSC and Schwab Bank met all the above requirements.

The regulatory capital and ratios for Schwab Bank are as follows:

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized	
December 31,2007	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Capital	$ 861	12.9%	$ 268	4.0%	$ 402	6.0%
Total Capital	$ 869	13.0%	$ 535	8.0%	$ 669	10.0%
Leverage	$ 861	5.8%	$ 591	4.0%	$ 739	5.0%
Tangible Equity	$ 861	5.8%	$ 222	1.5%	N/A	

N/A Not applicable.

The regulatory capital and ratios pursuant to the Bank Holding Company Act of 1956, as amended, and Office of the Comptroller of the Currency were as follows:

		Actual		Minimum Capital Requirement		Minimum to be Well Capitalized (1)	
December 31,2006		Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Capital:	Company	$ 4,137	15.5%	$ 1,066	4.0%	N/A	
	Schwab Bank	$ 705	14.1%	$ 200	4.0%	$ 300	6.0%
Total Capital:	Company	$ 4,168	15.6%	$ 2,132	8.0%	N/A	
	Schwab Bank	$ 709	14.2%	$ 400	8.0%	$ 500	10.0%
Leverage:	Company	$ 4,137	8.9%	$ 1,857	4.0%	N/A	
	Schwab Bank	$ 705	6.7%	$ 420	4.0%	$ 525	5.0%

(1) Applicable only to depository institutions.

Based on its regulatory capital ratios at December 31, 2007 and 2006, Schwab Bank is considered well capitalized (the highest category) pursuant to banking regulatory guidelines. There are no conditions or events that management believes have changed Schwab Bank's well-capitalized status.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Schwab Bank is required, under federal regulations, to maintain reserve balances at the Federal Reserve Bank based on deposit levels. These amounts are included in cash and investments segregated and on deposit for federal or other regulatory purposes. The average balances were $69 million in 2007 and $63 million in 2006.

Schwab is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Schwab computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by the broker-dealer. At December 31, 2007, 2% of aggregate debits was $251 million, which exceeded the minimum dollar requirement for Schwab of $250,000. At December 31, 2007, Schwab's net capital was $1.2 billion (10% of aggregate debit balances), which was $990 million in excess of its minimum required net capital and $613 million in excess of 5% of aggregate debit balances. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

Schwab had portions of its cash and investments segregated for the exclusive benefit of clients at December 31, 2007, in accordance with applicable regulations.

19. Commitments and Contingent Liabilities

Operating leases and other commitments: The Company has noncancelable operating leases for office space and equipment. Future minimum rental commitments under these leases, net of committed subleases, at December 31, 2007 are as follows:

	Operating Leases [1]	Subleases [1]	Net
2008	$ 154	$ (43)	$ 111
2009	147	(40)	107
2010	128	(35)	93
2011	96	(28)	68
2012	68	(24)	44
Thereafter	211	(104)	107
Total	$ 804	$ (274)	$ 530

(1) Amounts include facilities under the Company's past restructuring initiatives.

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor. Rent expense was $180 million in 2007, $166 million in 2006, and $164 million in 2005.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Purchase Obligations: The Company has purchase obligations for services such as advertising and marketing, telecommunications, professional services, and hardware- and software-related agreements. At December 31, 2007, the Company has purchase obligations as follows:

2008	$ 316
2009	96
2010	58
2011	8
2012	1
Thereafter	-
Total	$ 479

Guarantees: The Company recognizes, at the inception of a guarantee, a liability for the estimated fair value of the obligation undertaken in issuing the guarantee. The fair values of the obligations relating to standby LOCs are estimated based on fees charged to enter into similar agreements, considering the creditworthiness of the counterparties. The fair values of the obligations relating to other guarantees are estimated based on transactions for similar guarantees or expected present value measures.

In the normal course of business, the Company provides certain indemnifications (i.e., protection against damage or loss) to counterparties in connection with the disposition of certain of its assets. Such indemnifications are generally standard contractual terms with various expiration dates and typically relate to title to the assets transferred, ownership of intellectual property rights (e.g., patents), accuracy of financial statements, compliance with laws and regulations, failure to pay, satisfy or discharge any liability, or to defend claims, as well as errors, omissions, and misrepresentations. The maximum potential future liability under these indemnifications cannot be estimated. The Company has not recorded a liability for these indemnifications and believes that the occurrence of events that would trigger payments under these agreements is remote.

Separately, the Company has guaranteed certain payments in the event of a termination of certain mutual fund sub-advisor agreements, related to the adoption of AXA Rosenberg LLC's U.S. family of mutual funds, known as the Laudus Funds®. Additionally, the Company has provided indemnifications related to facility leases and technology services to a counterparty in connection with the disposition of certain of its assets. At December 31, 2007, the Company's maximum potential future liability under these agreements was approximately $140 million. Further, as discussed below under "Legal contingencies," the Company provided an indemnification to UBS Securities LLC and UBS Americas Inc. (collectively referred to as UBS) for expenses associated with certain litigation. At December 31, 2007, the Company has a recorded liability of approximately $30 million reflecting the estimated fair value of these guarantees and indemnifications. The fair value of these guarantees and indemnifications is not necessarily indicative of amounts that would be paid in the event a payment was required.

The Company has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. The Company satisfies the margin requirements by arranging LOCs, in favor of the clearing houses, which are issued by multiple banks. At December 31, 2007, the aggregate face amount of these outstanding LOCs totaled $1.1 billion. Schwab pays a fee to maintain these arrangements. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. Schwab also pays a fee to maintain these arrangements. At December 31, 2007, the aggregate face amount of these outstanding LOCs totaled $195 million. No funds were drawn under these LOCs at December 31, 2007.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. The Company's liability under these arrangements is not

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

Legal contingencies: The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions, and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. In addition, the Company is responding to certain litigation claims brought against former subsidiaries pursuant to indemnities it has provided to purchasers of those entities.

The Company believes it has strong defenses in all significant matters currently pending and is vigorously contesting liability and the damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions, or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Predicting the outcome of a matter is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage. In many cases, including those matters described below, it is not possible to determine whether a loss will be incurred or to estimate the range of that loss until the matter is close to resolution. However, based on current information and consultation with counsel, management believes that the resolution of matters currently pending, including those described below, will not have a material adverse impact on the financial condition or cash flows of the Company, but could be material to the Company's operating results for a particular future period, depending on results for that period.

SoundView Litigation: As part of the sale of Schwab Capital Markets L.P. and all of the outstanding capital stock of SoundView Technology Group, Inc. (SoundView) to UBS, the Company agreed to indemnify UBS for certain litigation, including the claims described below.

SoundView and certain of its subsidiaries are among the numerous financial institutions named as defendants in multiple purported securities class actions filed in the United States District Court for the Southern District of New York (the IPO Allocation Litigation) between June and December 2001. The IPO Allocation Litigation was brought on behalf of persons who either directly or in the aftermarket purchased IPO securities between March 1997 and December 2000. The plaintiffs allege that SoundView entities and the other underwriters named as defendants required customers receiving allocations of IPO shares to pay excessive and undisclosed commissions on unrelated trades and to purchase shares in the aftermarket at prices higher than the IPO price, in violation of the federal securities laws. SoundView entities have been named in 31 of the actions, each involving a different company's IPO, and had underwriting commitments in approximately 90 other IPOs that are the subject of lawsuits. SoundView entities have not been named as defendants in these cases, although the lead underwriters in those IPOs have asserted that depending on the outcome of the cases, SoundView entities may have indemnification or contribution obligations based on underwriting commitments in the IPOs. The parties, with the assent of the District Court, selected 17 cases as focus cases for the purpose of case-specific discovery, and in October 2004, the District Court allowed 6 of the focus cases to proceed as class actions. Defendants appealed that decision to the United States Court of Appeals for the Second Circuit, which issued an order on December 5, 2006 reversing the District Court's decision to allow the 6 focus cases to proceed as class actions. On April 6, 2007, the Court of Appeals denied the plaintiffs' request for rehearing. In August and September 2007, plaintiffs filed amended class action complaints and renewed motions for class certification, which again seek approval for the cases to proceed as class actions. The Company will continue to vigorously contest these claims on behalf of SoundView pursuant to the indemnity with UBS.

20. Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk, or Market Risk

Securities lending: Through Schwab, the Company loans client securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned, and by requiring additional cash as collateral when necessary. The market value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $1.6 billion and $1.3 billion at December 31, 2007 and 2006, respectively. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The market value of these borrowed securities was $320 million and $401 million at December 31, 2007 and 2006, respectively.

Client trade settlement: The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending: Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. Schwab may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, the Company monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary. Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. Schwab was allowed, under such regulations, to pledge securities with a market value of $16.7 billion and $14.8 billion at December 31, 2007 and 2006, respectively. The market value of Schwab's client securities pledged to fulfill the short sales of its clients was $1.3 billion and $1.4 billion at December 31, 2007 and 2006, respectively. The market value of Schwab's client securities pledged to fulfill Schwab's proprietary short sales was $38 million and $33 million at December 31, 2007 and 2006, respectively. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The market value of these pledged securities was $6 million and $5 million at December 31, 2007 and 2006, respectively. The Company may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The market value of these pledged securities to the OCC was $215 million and $151 million at December 31, 2007 and 2006, respectively.

Financial instruments held for trading purposes: The Company maintains inventories in securities on a long and short basis relating to its fixed income operations. The Company could incur losses or gains as a result of changes in the market value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by the Company.

Resale and repurchase agreements: Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty to the transaction does not purchase the securities held as collateral for the cash advanced and the market value of these securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a market value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2007 and 2006, the market value of collateral received in connection with resale agreements that are available to be repledged or sold was $2.8 billion and $4.8 billion, respectively. For Schwab to repledge or sell this collateral, it would be required to deposit into its segregated reserve bank accounts cash and/or securities of an equal amount in order to meet its segregated cash and investment requirement.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Concentration risk: The Company is subject to concentration risk when holding large positions in financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry. The Company's investments in mortgage-backed securities including CMOs totaled $6.4 billion and $5.0 billion at December 31, 2007 and 2006, respectively. Of these, $2.9 billion and $1.9 billion were U.S. agency securities at December 31, 2007 and 2006, respectively. The mortgage-backed securities portfolio also includes $768 million and $916 million of CMOs at December 31, 2007 and 2006, respectively, in which the underlying loans are considered "Alt-A" (defined as loans with reduced documentation at origination). The Company's investments in corporate debt securities totaled $784 million and $677 million at December 31, 2007 and 2006, respectively, with the majority issued by institutions in the financial services industry. The Company's balance of loans to banking clients, net, totaled $3.4 billion and $2.3 billion at December 31, 2007 and 2006, respectively. At December 31, 2007, approximately 80% of the First Mortgage portfolio consisted of loans with interest-only payment terms. At December 31, 2007, the interest rates on approximately 80% of these interest-only loans are not scheduled to reset for 3 or more years. At both December 31, 2007 and 2006, 31% of residential real estate mortgages and 45% of the home equity lines of credit balances were secured by properties which are located in California. The Company is also subject to concentration risk from its margin and securities lending activities collateralized by securities of a single issuer or industry.

The Company is subject to indirect exposure to U.S. Government and agency securities held as collateral to secure its resale agreements. The Company's primary credit exposure on these resale transactions is with its counterparty. The Company would have exposure to the U.S. Government and agency securities only in the event of the counterparty's default on the resale agreements. U.S. Government and agency securities held as collateral for resale agreements at December 31, 2007 and 2006 totaled $2.8 billion and $4.8 billion, respectively.

Commitments to extend credit: In the normal course of business, Schwab Bank enters into various transactions involving off-balance sheet financial instruments to meet the needs of their clients and to reduce their own exposure to interest rate risk. The credit risk associated with these instruments varies depending on the creditworthiness of the client and the value of any collateral held. Collateral requirements vary by type of instrument. The contractual amounts of these instruments represent the amounts at risk should the contract be fully drawn upon, the client default, and the value of any existing collateral become worthless.

Credit-related financial instruments represent firm commitments to extend credit (firm commitments). Firm commitments are legally binding agreements to lend to a client that generally have fixed expiration dates or other termination clauses, may require payment of a fee and are not secured by collateral until funds are advanced. Collateral held includes marketable securities, real estate mortgages or other assets. The majority of Schwab Bank's firm commitments are related to mortgage lending to banking clients. Firm commitments totaled $3.3 billion and $2.7 billion at December 31, 2007 and 2006, respectively.

Interest rate Swaps: CSC uses Swaps to effectively convert the interest rate characteristics of a portion of its Medium-Term Notes from fixed to variable. These Swaps are structured for CSC to receive a fixed rate of interest and pay a variable rate of interest based on the three-month LIBOR rate. The variable interest rates reset every three months. Information on these Swaps is summarized in the following table:

December 31,	2007	2006
Notional principal amount	$ 215	$ 253
Weighted-average variable interest rate	7.77%	7.91%
Weighted-average fixed interest rate	7.94%	7.78%
Weighted-average maturity (in years)	2.0	2.7

These Swaps have been designated as fair value hedges under SFAS No. 133, and are recorded on the Company's consolidated balance sheet. Changes in fair value of the Swaps are offset by changes in fair value of the hedged Medium-Term Notes. Therefore, there is no effect on net income. At December 31, 2007 and 2006, CSC recorded a derivative asset of $6 million and approximately $500,000, respectively, for these Swaps. Concurrently, the carrying value of the Medium-Term Notes was increased by $6 million and approximately $500,000 at December 31, 2007 and 2006, respectively.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Forward sale and interest rate lock commitments: Schwab Bank's loans held for sale portfolio consists of fixed- and adjustable-rate mortgages, which are subject to a loss in value when market interest rates rise. Schwab Bank uses forward sale commitments to manage this risk. These forward sale commitments have been designated as cash flow hedging instruments with respect to the loans held for sale. Accordingly, the fair values of these forward sale commitments are recorded on the Company's consolidated balance sheet, with gains or losses recorded in other comprehensive income (loss). Amounts included in other comprehensive income (loss) are reclassified into earnings when the related loan is sold. At both December 31, 2007 and 2006, the derivative asset and liability recorded by Schwab Bank for these forward sale commitments were immaterial.

Additionally, Schwab Bank uses forward sale commitments to hedge interest rate lock commitments issued on mortgage loans that will be held for sale. Schwab Bank considers the fair value of these commitments to be zero at the commitment date, with subsequent changes in fair value determined solely based on changes in market interest rates. Any changes in fair value of the interest rate lock commitments are completely offset by changes in fair value of the related forward sale commitments. Schwab Bank had interest rate lock commitments on mortgage loans to be held for sale with principal balances totaling approximately $131 million and $122 million at December 31, 2007 and 2006, respectively. At both December 31, 2007 and 2006, the derivative asset and liability recorded by Schwab Bank for these interest rate lock commitments and the related forward sale commitments were immaterial.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

21. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at estimated fair value or amounts that approximate fair value. The carrying amounts (as recorded on the Company's consolidated balance sheets) and estimated fair values of the Company's financial instruments are as follows:

	2007		2006	
December 31,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 6,764	$ 6,764	$ 4,507	$ 4,507
Cash and investments segregated	8,803	8,803	10,862	10,862
Securities owned	8,201	8,201	6,386	6,386
Receivables from brokers, dealers and clearing organizations	725	725	650	650
Receivables from brokerage clients – net	12,314	12,314	10,927	10,927
Loans to banking clients – net	3,443	3,422	2,334	2,312
Loans held for sale	44	45	30	30
Interest rate swaps	6	6	-	-
Total	$ 40,300	$ 40,280	$ 35,696	$ 35,674
Financial Liabilities:				
Deposits from banking clients	$ 13,822	$ 13,822	$ 11,020	$ 11,020
Drafts payable	384	384	324	324
Payables to brokers, dealers and clearing organizations	1,922	1,922	1,498	1,498
Payables to brokerage clients	20,290	20,290	20,621	20,621
Accrued expenses and other liabilities	1,237	1,237	1,069	1,069
Long-term debt	899	908	388	403
Total	$ 38,554	$ 38,563	$ 34,920	$ 34,935

Cash and cash equivalents, cash and investments segregated, receivables, deposits from banking clients, payables, accrued expenses and other liabilities are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Securities owned include securities available for sale, which are recorded at fair value based on quoted market prices and other observable market data. Securities owned also include Schwab Funds®, money market funds, fixed income securities, equity and other securities, and equity and bond mutual funds recorded at estimated fair value based on quoted market prices.

Loans to banking clients: The fair value of the Company's loans are estimated using discounted contractual cash flows adjusted for current prepayment estimates. The discount rates used are based on the interest rates charged to current clients for comparable loans.

Loans held for sale: The fair value of the Company's loans held for sale are estimated using the quoted market prices for securities backed by similar types of loans.

Interest rate swaps: The fair value of the Company's Swaps are estimated using dealer quotes and third-party pricing services.

Long-term debt: A portion of the Company's long-term debt has been adjusted for changes in the fair value of Swaps. The fair value of the Company's long-term debt is estimated using third-party pricing services and discounted cash flow analyses utilizing discount rates currently available for similar instruments.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Off-balance sheet financial instruments: In the normal course of business, the Company is a party to certain off-balance sheet financial instruments, primarily consisting of firm commitments, which represent obligations of the Company. As of December 31, 2007, 15% of these commitments mature within one year. The fair value of firm commitments is estimated based on fees charged to enter into similar agreements, considering the creditworthiness of the counterparties. The Company has reviewed the unfunded portion of its firm commitments and determined that the fair values of these instruments were immaterial at December 31, 2007 and 2006.

22. Segment Information

Operating segments are defined as components of a company in which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company structures its operating segments according to its various types of clients and the services provided to those clients. The Company's three reportable segments are Schwab Investor Services, Schwab Institutional®, and Schwab Corporate and Retirement Services.

As a result of organizational and related business changes in the second quarter of 2007, the corporate and retirement services business, which was historically included within the Schwab Investor Services segment, has been separated into its own segment called Schwab Corporate and Retirement Services. Additionally, the mutual fund clearing services business, which was historically included in unallocated and other, is included within the Schwab Corporate and Retirement Services segment. Previously-reported segment information has been revised to reflect these changes, which include a goodwill balance at December 31, 2006 and 2005 of $3 million at Schwab Corporate and Retirement Services. As a result of the Company's sale of U.S. Trust in 2007, the previously-reported U.S. Trust segment has been eliminated.

The Schwab Investor Services segment includes the Company's retail brokerage and banking operations. The Schwab Institutional segment provides custodial, trading, and support services to independent investment advisors. The Schwab Corporate and Retirement Services segment provides retirement plan services, plan administrator services, stock plan services, and mutual fund clearing services and supports the availability of Schwab proprietary mutual funds on third-party platforms.

The accounting policies of the segments are the same as those described in note "2 – Significant Accounting Policies." Financial information for the Company's reportable segments is presented in the following table. For the computation of its segment information, the Company utilizes an activity-based costing model to allocate traditional income statement line item expenses (e.g., compensation and benefits, depreciation, and professional services) to the business activities driving segment expenses (e.g., client service, opening new accounts, or business development) and a funds transfer pricing methodology to allocate certain revenues.

The Company evaluates the performance of its segments on a pre-tax basis excluding items such as restructuring charges, impairment charges, discontinued operations, and extraordinary items. Segment assets are not disclosed because the balances are not used for evaluating segment performance and deciding how to allocate resources to segments. However, capital expenditures are used in evaluating segment performance and are therefore disclosed. There are no revenues from transactions with other segments within the Company. Capital expenditures are reported gross, as opposed to net of proceeds from the sale of fixed assets.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Financial information for the Company's reportable segments is presented in the following table:

	2007	2006	2005
Net revenues:			
Schwab Investor Services	$ 3,352	$ 2,940	$ 2,504
Schwab Institutional	1,121	966	803
Schwab Corporate & Retirement Services	506	373	294
Unallocated and other [1, 2]	15	30	18
Total net revenues	$ 4,994	$ 4,309	$ 3,619
Net interest revenue:			
Schwab Investor Services	$ 1,337	$ 1,179	$ 882
Schwab Institutional	229	204	134
Schwab Corporate & Retirement Services	86	60	21
Unallocated and other	(5)	(9)	(15)
Total net interest revenue	$ 1,647	$ 1,434	$ 1,022
Income from continuing operations before taxes on income:			
Schwab Investor Services	$ 1,237	$ 958	$ 699
Schwab Institutional	482	404	317
Schwab Corporate & Retirement Services	139	105	82
Unallocated and other [2, 3]	(5)	9	(71)
Income from continuing operations before taxes on income	1,853	1,476	1,027
Taxes on income	(733)	(585)	(393)
Income from discontinued operations, net of tax	1,287	336	91
Net Income	$ 2,407	$ 1,227	$ 725
Capital expenditures:			
Schwab Investor Services	$ 111	$ 82	$ 73
Schwab Institutional	43	25	18
Schwab Corporate & Retirement Services	11	15	6
Unallocated and other	3	-	1
Total capital expenditures	$ 168	$ 122	$ 98
Depreciation and amortization:			
Schwab Investor Services	$ 98	$ 117	$ 132
Schwab Institutional	25	26	29
Schwab Corporate & Retirement Services	15	10	14
Unallocated and other	18	4	4
Total depreciation and amortization	$ 156	$ 157	$ 179

(1) Includes gains (losses) on investments.
(2) Includes $25 million related to the confidential resolution of a legal matter in 2006.
(3) Includes pre-tax restructuring charges of $16 million in 2005.

Fees received from Schwab's proprietary mutual funds represented approximately 23% of the Company's consolidated net revenues in 2007, 22% in 2006, and 23% in 2005. Except for Schwab's proprietary mutual funds, which are considered a single client for purposes of this computation, no single client accounted for more than 10% of the Company's consolidated net revenues in 2007, 2006, or 2005. Substantially all of the Company's revenues and assets are generated or located in the U.S. The percentage of Schwab's total client accounts located in California was approximately 24%, 25%, and 25% at December 31, 2007, 2006, and 2005, respectively.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Net revenues categorized by similar products and services are shown in the following table:

	2007	2006	2005
Mutual fund service fees	$ 1,892	$ 1,563	$ 1,342
Investment management and trust fees	378	310	228
Other asset management and administration fees	88	72	104
Interest revenue:			
Margin loans to clients	859	837	654
Investments, client-related	518	609	522
Securities available for sale	399	319	128
Loans to banking clients	169	128	78
Short-term Investments	125	56	19
Other	200	164	122
Interest expense	(623)	(679)	(501)
Commissions	755	703	693
Principal transactions	105	82	85
Other	129	145	145
Total net revenues	$ 4,994	$ 4,309	$ 3,619

23. Supplemental Cash Flow Information

	2007	2006	2005
Income taxes paid [1]	$ 1,071	$ 618	$ 390
Interest paid:			
Brokerage client cash balances	$ 331	$ 425	$ 376
Deposits from banking clients	242	194	65
Long-term debt	24	23	23
Other	19	24	17
Total interest paid	$ 616	$ 666	$ 481
Non-cash investing and financing activities:			
Treasury stock [2]	-	-	$ 9

(1) Includes discontinued operations.
(2) Amount purchased during the period, but settled after period end.

24. Discontinued Operations

U.S. Trust:

On July 1, 2007, the Company completed the sale of all of the outstanding common stock of U.S. Trust for $3.3 billion in cash. CSC recognized a gain on the sale of $1.9 billion, or $1.2 billion after tax, in the third quarter of 2007.

The results of operations, net of income taxes, and cash flows of U.S. Trust have been presented as discontinued operations on the Company's consolidated statements of income and of cash flows for all periods through the date of the sale. The assets and liabilities of U.S. Trust prior to the sale have each been combined and presented as assets and liabilities of discontinued operations on the Company's consolidated balance sheets. The Company's consolidated prior period revenues, expenses, taxes on income, assets, liabilities, and cash flows also reflect this presentation.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

The assets and liabilities of U.S. Trust included in assets of discontinued operations and liabilities of discontinued operations at December 31, 2006 were as follows:

	December 31, 2006
Assets	
Cash and cash equivalents	$ 625
Cash and investment segregated and on deposit for federal and other regulatory purposes	11
Loans to banking clients – net	7,090
Securities owned	2,571
Equipment, office facilities, and property – net	97
Goodwill	390
Intangible assets – net	119
Other assets	442
Assets retained from discontinued operations	(749)
Total assets	$ 10,596
Liabilities	
Deposits from banking clients (net of liabilities retained)	$ 8,532
Accrued expenses and other liabilities	379
Short-term borrowings	101
Long-term debt	52
Total liabilities	$ 9,064

The components of income from discontinued operations related to U.S. Trust are as follows:

	2007	2006	2005
Net revenues	$ 446	$ 892	$ 845
Income from discontinued operations, before taxes [1]	$ 116	$ 197	$ 158
Gain on sale of U.S. Trust, before taxes	$ 1,862	$ -	$ -
Tax benefit (expense) on income	$ (691)	$ 136	$ (62)
Income from discontinued operations, net of tax [1]	$ 1,287	$ 333	$ 96

(1) Includes $6 million pre-tax, or $4 million after tax, of transaction-related costs recorded in 2006.

When calculating the Company's gain on the sale of U.S. Trust for income tax purposes, the acquisition date tax basis is the basis of U.S. Trust's prior stockholders in their shares as of the date U.S. Trust was acquired by the Company, since the transaction qualified as a tax-free exchange. In the fourth quarter of 2006, the Company recorded a $205 million income tax benefit related to the estimated difference between the tax and book bases of the Company's U.S. Trust stock. This amount was included in income from discontinued operations, net of tax on the Company's consolidated statements of income. This initial estimate of the tax benefit was based on publicly available information, including information on the composition of U.S. Trust's stockholders at the acquisition date and the market price of U.S. Trust stock during relevant periods, and was subject to adjustment following a survey of former U.S. Trust stockholders. The Company completed the survey in the third quarter of 2007. Based upon the results of this survey, the Company recorded an additional $72 million income tax benefit in 2007. This tax benefit estimate is subject to examination by the Internal Revenue Service.

In May 2007, Schwab terminated an arrangement with U.S. Trust by which the excess cash held in certain Schwab brokerage client accounts was swept into a money market deposit account at U.S. Trust. Schwab moved all of these balances to a similar existing arrangement with Schwab Bank. At December 31, 2006, these balances totaled $749 million and were included in deposits from banking clients with a corresponding amount in assets retained from discontinued operations on the Company's consolidated balance sheets. The interest expense

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

related to these client deposit balances maintained at U.S. Trust is included in interest expense from continuing operations on the Company's consolidated statements of income. This interest expense was $4 million, $11 million, and $6 million for 2007, 2006, and 2005, respectively. The corresponding interest revenue on the invested cash balances related to these deposits is included in interest revenue from continuing operations on the Company's consolidated statements of income. This interest revenue was $14 million, $38 million, and $22 million for 2007, 2006, and 2005, respectively. The interest revenue amount was calculated using the Company's funds transfer pricing methodology, which is used by management to estimate the interest earned on the investment of these deposit balances.

Capital Markets Business:

In 2004, the Company sold its capital markets business to UBS. Pursuant to the agreement, UBS acquired all of the partnership interests of Schwab Capital Markets L.P. and all of the outstanding capital stock of SSCM for $265 million in cash.

In addition to the restructuring reserves discussed in note "17 – Restructuring Charges and Reserves," the Company retained certain restructuring-related obligations following the sales of SSCM and Charles Schwab Europe in 2004 and 2003, respectively, and recorded reserves for severance, facilities leases and systems. A summary of the activity in these reserves is as follows:

	Workforce Reduction	Facilities Reduction	Total
Balance at December 31, 2004	$ 23	$ 38	$ 61
Restructuring charges [1]	1	1	2
Cash payments – net	(22)	(17)	(39)
Non-cash charges	(1)	-	(1)
Other [2]	-	2	2
Balance at December 31, 2005	1	24	25
Restructuring credit [1]	-	(3)	(3)
Cash payments – net	(1)	(6)	(7)
Balance at December 31, 2006	-	15 [3]	15
Restructuring credit [1]	-	(1)	(1)
Cash payments – net	-	(4)	(4)
Other [2]	-	1	1
Balance at December 31, 2007	$ -	$ 11	$ 11

(1) Changes in sublease assumptions are included in income from discontinued operations, net of tax.
(2) Includes the reclassification of deferred rent amounts and the accretion of facilities restructuring reserves, which are initially recorded at net present value.
(3) The Company expects to substantially utilize the remaining facilities reduction reserve through cash payments for the net lease expense over the respective lease terms through 2015.

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

25. The Charles Schwab Corporation – Parent Company Only Financial Statements (Unconsolidated)

Condensed Statements of Income

Year ended December 31	2007	2006	2005
Interest revenue	$ 68	$ 44	$ 37
Interest expense	(34)	(31)	(27)
Net interest revenue	34	13	10
Other revenues	13	21	3
Other expenses	(20)	(16)	(12)
Income before income tax (expense) benefit and equity in earnings of subsidiaries	27	18	1
Income tax (expense) benefit	(9)	(8)	5
Income from continuing operations before equity in earnings of subsidiaries	18	10	6
Equity in earnings of subsidiaries:			
Equity in undistributed earnings/(distributions in excess of earnings) of subsidiaries	548	48	(190)
Dividends paid by banking subsidiary	65	-	-
Dividends paid by non-banking subsidiaries	489	833	818
Income from continuing operations	1,120	891	634
Equity in undistributed earnings of subsidiaries – discontinued operations	32	107	96
Dividends paid by discontinued operation	40	25	-
Tax benefit (expense) on discontinued operations	(657)	206	(9)
Income (loss) on discontinued operations	1,872	(2)	4
Net Income	$ 2,407	$ 1,227	$ 725

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Condensed Balance Sheets

December 31,	2007	2006
Assets		
Cash and cash equivalents	$ 827	$ 696
Securities owned – at market value	92	86
Receivables from subsidiaries	70	9
Loans to non-banking subsidiaries	220	220
Investments in non-banking subsidiaries, at equity	2,637	2,163
Investments in banking subsidiary, at equity	850	689
Investments in subsidiaries – discontinued operations, at equity	-	1,330
Deferred tax assets	73	256
Other assets	61	71
Total	$ 4,830	$ 5,520
Liabilities and Stockholders' Equity		
Accrued expenses and other liabilities	$ 246	$ 235
Payables to subsidiaries	74	15
Long-term debt	778	262
Total liabilities	1,098	512
Stockholders' equity	3,732	5,008
Total	$ 4,830	$ 5,520

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

Condensed Statements of Cash Flows

Year ended December 31	2007	2006	2005
Cash Flows from Operating Activities			
Net income	$ 2,407	$ 1,227	$ 725
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) from discontinued operations, net of tax	(1,215)	1	5
Distributions in excess of earnings/ (equity in undistributed earnings) of subsidiaries	(548)	(51)	190
Equity in undistributed earnings of subsidiaries – discontinued operations	(32)	(107)	(96)
Excess tax benefits from stock-based compensation	(108)	(64)	-
Provision for deferred income taxes	192	(192)	(4)
Other	(6)	(17)	7
Net change in:			
Other assets	52	(10)	7
Accrued expenses and other liabilities	(647)	80	(51)
Net cash provided by operating activities	95	867	783
Cash Flows from Investing Activities			
Due from (to) subsidiaries – net	122	54	(139)
Purchase of equipment, office facilities, and property	(5)	-	-
Decrease (increase) in investments in subsidiaries	14	22	(33)
Cash payments for business combinations and investments, net of cash received	(116)	(8)	3
Proceeds from sale of subsidiary	3,237	-	-
Net cash provided by (used for) investing activities	3,252	68	(169)
Cash Flows from Financing Activities			
Issuance of long-term debt	549	-	-
Repayment of long-term debt	(38)	(68)	(56)
Excess tax benefits from stock-based compensation	108	64	-
Dividends paid	(1,500)	(173)	(116)
Purchase of treasury stock	(2,742)	(868)	(697)
Proceeds from stock options exercised and other	414	253	115
Other financing activities	(7)	-	-
Net cash used for financing activities	(3,216)	(792)	(754)
Increase (Decrease) in Cash and Cash Equivalents	131	143	(140)
Cash and Cash Equivalents at Beginning of Year	696	553	693
Cash and Cash Equivalents at End of Year	$ 827	$ 696	$ 553

(Tabular Amounts in Millions, Except Per Share Data, Option Price Amounts, Ratios, and as Noted)

26. Quarterly Financial Information (Unaudited)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year Ended December 31, 2007:				
Net revenues [1]	$ 1,345	$ 1,291	$ 1,205	$ 1,153
Expenses, Excluding Interest [1]	$ 819	$ 779	$ 781	$ 762
Net Income	$ 308	$ 1,534	$ 292	$ 273
Weighted Average Common Shares – Diluted	1,167	1,201	1,257	1,266
Basic Earnings Per Share [2]	$ .27	$ 1.29	$ .24	$ .22
Diluted Earnings Per Share [2]	$ .26	$ 1.28	$ .23	$ .22
Dividends Declared Per Common Share	$ .050	$ 1.050	$ .050	$ .050
Range of Common Stock Price Per Share:				
High	$ 25.55	$ 22.48	$ 22.69	$ 20.35
Low	$ 21.60	$ 17.90	$ 18.55	$ 17.76
Range of Price/Earnings Ratio [3]:				
High	13	11	22	21
Low	11	9	18	18
Year Ended December 31, 2006:				
Net revenues [1]	$ 1,096	$ 1,066	$ 1,093	$ 1,054
Expenses, Excluding Interest [1]	$ 724	$ 684	$ 724	$ 701
Net Income	$ 467	$ 266	$ 251	$ 243
Weighted Average Common Shares – Diluted	1,274	1,277	1,294	1,296
Basic Earnings Per Share [2]	$ .37	$ .21	$ .20	$ .19
Diluted Earnings Per Share [2]	$ .37	$ .21	$ .19	$ .19
Dividends Declared Per Common Share	$ .050	$ .030	$ .030	$ .025
Range of Common Stock Price Per Share:				
High	$ 19.36	$ 17.91	$ 18.45	$ 18.13
Low	$ 16.64	$ 14.26	$ 14.55	$ 14.43
Range of Price/Earnings Ratio [3]:				
High	20	25	27	29
Low	17	20	21	23

(1) Amounts have been adjusted to summarize the impact of the sale of U.S. Trust in income from discontinued operations.

(2) Both basic and diluted earnings per share include income from discontinued operations.

(3) Price/earnings ratio is computed by dividing the high and low market prices by diluted earnings per share for the 12-month period ended on the last day of the quarter presented.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of The Charles Schwab Corporation:

We have audited the accompanying consolidated balance sheets of The Charles Schwab Corporation and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule of the Company on page F-2. We also have audited the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R – *Share-Based Payment* effective January 1, 2006.

/s/ Deloitte & Touche LLP
San Francisco, California
February 22, 2008

Management's Report on Internal Control Over Financial Reporting

Management of The Charles Schwab Corporation, together with its subsidiaries (the Company), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of and effected by the Company's chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2007, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2007.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

The Company's internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing on the previous page.

/s/ Charles R. Schwab
Charles R. Schwab
Chairman and Chief Executive Officer
February 22, 2008

/s/ Joseph R. Martinetto
Joseph R. Martinetto
Executive Vice President and Chief Financial Officer
February 22, 2008

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures: The management of the Company, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2007. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007.

Changes in internal control over financial reporting: No change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) was identified during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm are included in "Item 8 – Financial Statements and Supplementary Data."

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information relating to directors of CSC required to be furnished pursuant to this item is incorporated by reference from portions of the Company's definitive proxy statement for its annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A by April 29, 2008 (the Proxy Statement) under "The Board of Directors – Members of the Board of Directors," "The Board of Directors – Board and Committee Meetings," "The Board of Directors – Director Nominations," and "Section 16(a) Beneficial Ownership Reporting Compliance." The Company's Code of Conduct and Business Ethics, applicable to directors and all employees, including senior financial officers, is available on the Company's website at www.aboutschwab.com/governance. If the Company makes any amendments to or grants any waivers from its Code of Conduct and Business Ethics which are required to be disclosed pursuant to the Securities Exchange Act of 1934, the Company will make such disclosures on this website.

Executive Officers of the Registrant

The following table provides certain information about each of the Company's current executive officers.

Executive Officers of the Registrant

Name	Age	Title
Charles R. Schwab	70	Chairman, Chief Executive Officer, and Director
Jay L. Allen	51	Executive Vice President – Human Resources
Walter W. Bettinger II	47	President and Chief Operating Officer
Benjamin L. Brigeman	45	Executive Vice President – Schwab Investor Services
Carrie E. Dwyer	57	Executive Vice President, General Counsel and Corporate Secretary
Charles G. Goldman	46	Executive Vice President – Schwab Institutional
Joseph R. Martinetto	45	Executive Vice President and Chief Financial Officer
James D. McCool	49	Executive Vice President – Schwab Corporate and Retirement Services
Rebecca Saeger	52	Executive Vice President and Chief Marketing Officer

Mr. Schwab has been Chairman and a director of CSC since its incorporation in 1986. In 2004, CSC's Board of Directors appointed Mr. Schwab as Chief Executive Officer of CSC. Mr. Schwab was Co-Chief Executive Officer of CSC from 1998 to 2003, and Chief Executive Officer of CSC from 1986 to 1997. Mr. Schwab was a founder of Schwab in 1971, its Chairman since 1978, and its Chief Executive Officer since 2004. Mr. Schwab is Chairman of Schwab Bank and Chairman and a trustee of The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, and Schwab Annuity Portfolios, all registered investment companies.

Mr. Allen has been Executive Vice President – Human Resources of CSC and Schwab since October 2007. He served as Senior Vice President – Human Resources of Schwab Investor Services from 2004 to October 2007. Mr. Allen joined Schwab in 2003 as Vice President – Human Resources of Schwab Investor Services. Before joining Schwab Mr. Allen was Vice President – Human Resources and Administration for GE Consumer Finance – Japan, based in Tokyo.

Mr. Bettinger was appointed President and Chief Operating Officer of CSC by the Board of Directors in February 2007. He served as Executive Vice President and President – Schwab Investor Services (formerly the Individual Investor Enterprise) of CSC and Schwab from 2005 to February 2007. He served as Executive Vice President and Chief Operating Officer – Individual Investor Enterprise of CSC and Schwab from 2004 until 2005, and Executive Vice President and President – Corporate Services of Schwab from 2002 until 2004. Mr. Bettinger joined Schwab in 1995.

Mr. Brigeman has been Executive Vice President – Schwab Investor Services since July 2007. Mr. Brigeman was Senior Vice President – Schwab Investor Services from 2005 to July 2007 and Senior Vice President – Schwab Retirement Plan Services from 2000 to 2005. Mr. Brigeman joined Schwab in 1996.

Ms. Dwyer has been Executive Vice President, General Counsel and Corporate Secretary of CSC and Executive Vice President – Corporate Oversight of Schwab since 1996. Ms. Dwyer joined Schwab in 1996.

Mr. Goldman has been Executive Vice President - Schwab Institutional of CSC and Schwab since July 2007. He served as Executive Vice President and Chief Operating Officer – Schwab Institutional of CSC and of Schwab from 2005 until July 2007. He also served as Executive Vice President - Strategy and Corporate Development of CSC and Schwab from 2004 until 2005 and as Senior Vice President of Corporate Development of Schwab from 2002 until 2004. Mr. Goldman joined Schwab in 2001 as Senior Vice President of Venture Capital Investing.

Mr. Martinetto has been Executive Vice President and Chief Financial Officer of CSC and Schwab since May 2007. Mr. Martinetto served as Senior Vice President and Treasurer of CSC and Schwab from 2003 to May 2007 and Senior Vice President – Individual Investor Finance from 2002 to 2003. Mr. Martinetto joined Schwab in 1997.

Mr. McCool has been Executive Vice President – Schwab Corporate and Retirement Services of CSC since February 2007 and of Schwab since August 2006. Mr. McCool served as Senior Vice President – Corporate Services of Schwab from 2004 until 2006. Mr. McCool also has served as President and Chief Executive Officer of The Charles Schwab Trust Company since 2005. Mr. McCool served as Senior Vice President – Plan Administrative Services of the Trust Company from 2004 until 2005, Chief Operating Officer of the Trust Company from 2003 until 2004, and Vice President – Development and Business Technology of the Trust Company from 2002 until 2003. Mr. McCool joined Schwab in 1995.

Ms. Saeger has been Executive Vice President and Chief Marketing Officer of Schwab since 2006. She has served as Executive Vice President – Brand Management and Marketing Communications of CSC since 2004, and as Executive Vice President – Brand Management and Marketing Communications of Schwab since joining the Company in 2004. Prior to joining Schwab, Ms. Saeger was Executive Vice President of Brand Marketing for Visa USA from 1997 to 2004.

Item 11. Executive Compensation

The information required to be furnished pursuant to this item is incorporated by reference from portions of the Proxy Statement under "Compensation Information – Compensation Discussion and Analysis," "Compensation Information – Summary Compensation Table," "Compensation Information – Grants of Plan-Based Awards," "Compensation Information – Narrative to Summary Compensation Table and Grants of Plan-Based Awards," "Compensation Information – Termination and Change in Control Benefits," "Compensation Information – Outstanding Equity Awards at Fiscal Year-End," "Compensation Information – Option Exercises and Stock Vested," "Compensation Information – Nonqualified Deferred Compensation," "Compensation Information – Director Compensation," and "The Board of Directors – Compensation Committee Interlocks and Insider Participation." In addition, the information from a portion of the Proxy Statement under "Compensation Information – Compensation Committee Report," is incorporated by reference from the Proxy Statement and furnished on this Form 10-K, and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required to be furnished pursuant to this item is incorporated by reference from portions of the Proxy Statement under "Security Ownership of Certain Beneficial Owners and Management," and "Compensation Information – Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required to be furnished pursuant to this item is incorporated by reference from portions of the Proxy Statement under "Transactions with Related Persons" and "The Board of Directors – Director Independence."

Item 14. Principal Accountant Fees and Services

The information required to be furnished pursuant to this item is incorporated by reference from a portion of the Proxy Statement under "Audit Information – Auditor Selection and Fees."

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a) Documents filed as part of this Report

1. Financial Statements

The financial statements and independent auditors' report are included in "Item 8 – Financial Statements and Supplementary Data" and are listed below:

Consolidated Statements of Income
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Stockholders' Equity
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedule

The financial statement schedule required to be furnished pursuant to this item is listed in the accompanying index appearing on page F-1.

(b) Exhibits

The exhibits listed below are filed as part of this annual report on Form 10-K.

Exhibit Number	Exhibit
1.3	The Charles Schwab Corporation Medium-Term Notes Distribution Agreement filed as Exhibit 1.3 to the Registrant's Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference.
3.11	Fifth Restated Certificate of Incorporation, effective May 7, 2001, of the Registrant (supersedes Exhibit 3.10), filed as Exhibit 3.11 to the Registrant's Form 10-Q for the quarter ended September 30, 2006 and incorporated herein by reference.
3.13	Fourth Restated Bylaws, as amended on December 12, 2007, of the Registrant (supersedes Exhibit 3.12).
4.2	Neither the Registrant nor its subsidiaries are parties to any instrument with respect to long-term debt for which securities authorized thereunder exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. Copies of instruments with respect to long-term debt of lesser amounts will be provided to the SEC upon request.

Exhibit Number	Exhibit	
10.4	Form of Release Agreement dated as of March 31, 1987 among BAC, Registrant, Schwab Holdings, Inc., Charles Schwab & Co., Inc. and former shareholders of Schwab Holdings, Inc.	(1)
10.57	Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between the Registrant and the holders of the Common Stock, filed as Exhibit 4.23 to Registrant's Registration Statement No. 33-16192 on Form S-1 and incorporated herein by reference.	
10.72	Restatement of Assignment and License, as amended January 25, 1988, among Charles Schwab & Co., Inc., Charles R. Schwab and the Registrant, filed as Exhibit 10.72 to the Registrant's Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.	
10.87	Trust Agreement under the Charles Schwab Profit Sharing and Employee Stock Ownership Plan, effective November 1, 1990, dated October 25, 1990, filed as Exhibit 10.87 to the Registrant's Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.	(4)
10.101	First Amendment to the Trust Agreement under the Charles Schwab Profit Sharing and Employee Stock Ownership Plan, effective January 1, 1992, dated December 20, 1991, filed as Exhibit 10.101 to the Registrant's Form 10-K for the year ended December 31, 2006 and incorporated herein by reference.	(4)
10.116	Second Amendment to the Trust Agreement for the Charles Schwab Profit Sharing and Employee Stock Ownership Plan effective July 1, 1992, dated June 30, 1992, filed as Exhibit 10.116 to the Registrant's Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.	(4)
10.169	Third Amendment to the Trust Agreement for the Charles Schwab Profit Sharing and Employee Stock Ownership Plan effective January 1, 1996, dated May 8, 1996 filed as Exhibit 10.169 to the Registrant's Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.	(4)
10.202	Fourth Amendment to the Trust Agreement for the Charles Schwab Profit Sharing and Employee Stock Ownership Plan effective January 1, 1998, filed as Exhibit 10.202 to the Registrant's Form 10-K for the year ended December 31, 2003 and incorporated herein by reference.	(4)
10.226	The Charles Schwab Corporation Employee Stock Incentive Plan, restated and amended as of September 20, 2001 (supersedes Exhibit 10.190), filed as Exhibit 10.226 to the Registrant's Form 10-K for the year ended December 31, 2006 and incorporated herein by reference.	(4)
10.242	The Charles Schwab Corporation 1987 Stock Option Plan, amended and restated as of September 25, 2002, with form of Non-Qualified Stock Option Agreement attached (supersedes Exhibit 10.222), filed as Exhibit 10.242 to the Registrant's Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference.	(4)
10.243	The Charles Schwab Corporation 1987 Executive Officer Stock Option Plan, amended and restated as of September 25, 2002, with form of Non-Qualified Stock Option Agreement attached (supersedes Exhibit 10.223), filed as Exhibit 10.243 to the Registrant's Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference.	(4)

Exhibit Number	Exhibit	
10.244	The Charles Schwab Corporation 1992 Stock Incentive Plan, amended and restated as of September 25, 2002 (supersedes Exhibit 10.224), filed as Exhibit 10.244 to the Registrant's Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference.	(4)
10.251	The Charles Schwab Corporation 2001 Stock Incentive Plan, restated to include amendments through May 2003 (supersedes Exhibit 10.248), filed as Exhibit 10.251 to the Registrant's Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.	(4)
10.252	The Charles Schwab Corporation Long-Term Incentive Plan, filed as Exhibit 10.252 to the Registrant's Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.	(4)
10.253	Employment Agreement dated as of March 31, 2003 between the Registrant and Charles R. Schwab (supersedes Exhibit 10.149), filed as Exhibit 10.253 to the Registrant's Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.	(4)
10.261	Purchase Agreement by and among The Charles Schwab Corporation, CS Capital Markets and Co., Schwab Associates and Co., UBS Securities LLC, and UBS Americas Inc., dated as of August 31, 2004, filed as Exhibit 10.261 to the Registrant's Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.	(3)
10.262	Equities Order Handling Agreement dated October 29, 2004 by and among UBS Securities LLC, Schwab Capital Markets L.P., Charles Schwab & Co., Inc., and The Charles Schwab Corporation, filed as Exhibit 10.262 to the Registrant's Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.	(3)
10.264	The Charles Schwab Corporation Deferred Compensation Plan II, effective December 9, 2004, filed as Exhibit 10.264 to the Registrant's Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.	(4)
10.265	The Charles Schwab Corporation Directors' Deferred Compensation Plan II, effective December 9, 2004, filed as Exhibit 10.265 to the Registrant's Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.	(4)
10.266	Form of Notice and Restricted Stock Agreement for Non-Employee Directors Under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.266 to the Registrant's Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.	(4)
10.267	Form of Notice and Restricted Stock Unit Agreement for Non-Employee Directors Under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.267 to the Registrant's Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.	(4)
10.268	Form of Notice and Stock Option Agreement for Non-Employee Directors Under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.268 to the Registrant's Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.	(4)
10.269	Form of Notice and Non-Qualified Stock Option Agreement Under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.269 to the Registrant's Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.	(4)

Exhibit Number	Exhibit	
10.270	Form of Notice and Restricted Stock Agreement Under The Charles Schwab Corporation 2004 Stock Incentive Plan, filed as Exhibit 10.270 to the Registrant's Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.	(4)
10.271	The Charles Schwab Corporation Directors' Deferred Compensation Plan, as amended through December 8, 2004 (supersedes Exhibit 10.215), filed as Exhibit 10.271 to the Registrant's Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.	(4)
10.272	The Charles Schwab Corporation Deferred Compensation Plan, as amended through December 8, 2004 (supersedes Exhibit 10.257), filed as Exhibit 10.272 to the Registrant's Form 10-K for the year ended December 31, 2004 and incorporated herein by reference.	(4)
10.274	Summary of Director Compensation, filed as Exhibit 10.274 to the Registrant's Form 10-Q for the quarter ended March 31, 2005 and incorporated herein by reference.	(4)
10.275	Peter K. Scaturro Offer Letter, filed as Exhibit 10.275 to the Registrant's Form 8-K dated May 19, 2005 and incorporated herein by reference.	(4)
10.277	The Charles Schwab Corporation Corporate Executive Bonus Plan, restated to include amendments approved at the Annual Meeting of Stockholders on May 19, 2005 (supersedes Exhibit 10.240), filed as Exhibit 10.277 to the Registrant's Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference.	(4)
10.278	The Charles Schwab Corporation 2004 Stock Incentive Plan, restated to include amendments approved at the Annual Meeting of Stockholders on May 19, 2005 (supersedes Exhibit 10.259), filed as Exhibit 10.278 to the Registrant's Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference.	(4)
10.280	Form of Notice and Restricted Stock Agreement for Peter K. Scaturro under The Charles Schwab Corporation 2004 Stock Incentive Plan dated May 19, 2005, filed as Exhibit 10.280 to the Registrant's Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference.	(3,4)
10.281	Form of Notice and Stock Option Grant for Peter K. Scaturro under The Charles Schwab Corporation 2004 Stock Incentive Plan, dated May 19, 2005, filed as Exhibit 10.281 to the Registrant's Form 10-Q for the quarter ended June 30, 2005 and incorporated herein by reference.	(4)
10.282	Form of Notice and Premium-Priced Stock Option Agreement under The Charles Schwab Corporation 2004 Stock Incentive plan, filed as Exhibit 10.282 to the Registrant's Form 10-Q for the quarter ended September 30, 2005 and incorporated herein by reference.	(4)
10.284	The Charles Schwab Severance Pay Plan, as Amended and Restated Effective January 1, 2006, including Amendment Numbers 1 and 2 (supersedes Exhibit 10.260), filed as Exhibit 10.284 to the Registrant's Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.	(4)
10.285	Amendment to The Charles Schwab Corporation Long Term Incentive Plan, filed as Exhibit 10.285 to the Registrant's Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.	(4)

Exhibit Number	Exhibit	
10.286	Credit Agreement (364-Day Commitment) dated as of June 16, 2006 between the Registrant and the financial institutions listed therein (supersedes Exhibit 10.276), filed as Exhibit 10.286 to the Registrant's Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference.	
10.287	Retention Agreement by and between Peter K. Scaturro and the Registrant, dated as of November 17, 2006 and incorporated herein by reference.	(4)
10.288	Stock Purchase Agreement by and between the Registrant and Bank of America Corporation, dated as of November 19, 2006 and incorporated herein by reference.	
10.289	Form of Notice and Restricted Stock Agreement for Walter W. Bettinger under The Charles Schwab Corporation 2004 Stock Incentive Plan dated February 20, 2007, filed as Exhibit 10.289 to the Registrant's Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference.	(4)
10.290	Summary of Non-Employee Director Compensation (supersedes Exhibit 10.274), filed as Exhibit 10.290 to the Registrant's Form 10-Q for the quarter ended March 31, 2007 and incorporated herein by reference.	(4)
10.291	The Charles Schwab Corporation 2004 Stock Incentive Plan, restated to include amendments approved at the Annual Meeting of Stockholders on May 17, 2007 (supersedes Exhibit 10.278), filed as Exhibit 10.291 to the Registrant's Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.	(4)
10.292	Form of Notice and Restricted Stock Agreement for Non-Employee Directors under The Charles Schwab Corporation 2004 Stock Incentive Plan (supersedes Exhibit 10.266), filed as Exhibit 10.292 to the Registrant's Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.	(4)
10.293	Form of Notice and Stock Option Agreement for Non-Employee Directors under The Charles Schwab Corporation 2004 Stock Incentive Plan (supersedes Exhibit 10.268), filed as Exhibit 10.293 to the Registrant's Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference..	(4)
10.294	Form of Notice and Restricted Stock Agreement for Joseph R. Martinetto under The Charles Schwab Corporation 2004 Stock Incentive Plan dated May 18, 2007, filed as Exhibit 10.294 to the Registrant's Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.	(4)
10.295	Form of Notice and Nonqualified Stock Option Agreement for Joseph R. Martinetto under The Charles Schwab Corporation 2004 Stock Incentive Plan dated May 18, 2007, filed as Exhibit 10.295 to the Registrant's Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.	(4)
10.296	Stock Purchase Agreement dated July 2, 2007 by and among Charles R. Schwab, Helen O. Schwab, The Charles & Helen Schwab Living Trust, HOS Family Partners, LLC, 188 Partners, LP, and the Charles & Helen Schwab Foundation, and The Charles Schwab Corporation, filed as Exhibit 10.296 to the Registrant's Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.	(4)

Exhibit Number	Exhibit	
10.297	Credit Agreement (364-Day Commitment) dated as of June 15, 2007 between the Registrant and the financial institutions listed therein (supersedes Exhibit 10.286), filed as Exhibit 10.297 to the Registrant's Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.	
10.298	Directed Employee Benefit Trust Agreement under the SchwabPlan Retirement Savings and Investment Plan dated August 17, 2007 (supersedes exhibits 10.87, 10.101, 10.116, 10.169 and 10.202), filed as Exhibit 10.298 to the Registrant's Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference.	(4)
10.299	Amendment to Credit Agreement (364-Day Commitment) dated as of June 15, 2007 between the Registrant and the financial institutions listed therein, dated August 3, 2007, filed as Exhibit 10.299 to the Registrant's Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference.	(4)
10.300	The Charles Schwab Corporation Employee Stock Incentive Plan, as amended and restated as of December 12, 2007 (supersedes Exhibit 10.226).	(4)
10.301	The Charles Schwab Corporation 1992 Stock Incentive Plan, as amended and restated as of December 12, 2007 (supersedes Exhibit 10.244).	(4)
10.302	The Charles Schwab Corporation 2001 Stock Incentive Plan, as amended and restated as of December 12, 2007 (supersedes Exhibit 10.251).	(4)
10.303	The Charles Schwab Corporation Long-Term Incentive Plan, as amended and restated as of December 12, 2007 (supersedes Exhibit 10.252).	(4)
10.304	The Charles Schwab Corporation Deferred Compensation Plan II, as amended and restated as of December 12, 2007 (supersedes Exhibit 10.264).	(4)
10.305	The Charles Schwab Corporation Directors' Deferred Compensation Plan II, as amended and restated as of December 12, 2007 (supersedes Exhibit 10.265).	(4)
10.306	Form of Notice and Nonqualified Stock Option Agreement under The Charles Schwab Corporation 2004 Stock Incentive Plan (supersedes Exhibit 10.269).	(4)
10.307	Form of Notice and Restricted Stock Agreement under The Charles Schwab Corporation 2004 Stock Incentive Plan (supersedes Exhibit 10.270).	(4)
10.308	The Charles Schwab Corporation Corporate Executive Bonus Plan, as amended and restated as of December 12, 2007 (supersedes Exhibit 10.277).	(4)
10.309	Form of Notice and Premium-Priced Stock Option Agreement under The Charles Schwab Corporation 2004 Stock Incentive Plan (supersedes Exhibit 10.282), filed as Exhibit 10.309 to the Registrant's Form 10-K for the year ended December 31, 2007.	(4)
10.310	The Charles Schwab Corporation 2004 Stock Incentive Plan, as amended and restated as of December 12, 2007 (supersedes Exhibit 10.291).	(4)
10.311	Form of Notice and Restricted Stock Agreement for Non-Employee Directors under The Charles Schwab Corporation 2004 Stock Incentive Plan (supersedes Exhibit 10.292).	(4)
10.312	Form of Notice and Option Agreement for Non-Employee Directors under The Charles Schwab Corporation 2004 Stock Incentive Plan (supersedes Exhibit 10.293).	(4)

Exhibit Number	Exhibit	
10.313	Form of Notice and Performance-Based Restricted Stock Agreement under The Charles Schwab Corporation 2004 Stock Incentive Plan.	(4)
12.1	Computation of Ratio of Earnings to Fixed Charges.	
21.1	Subsidiaries of the Registrant.	
23.1	Independent Registered Public Accounting Firm's Consent.	
31.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a), As Adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.	
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a), As Adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.	
32.1	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.	(2)
32.2	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.	(2)

(1) *Incorporated by reference to the identically-numbered exhibit to Registrant's Registration Statement No. 33-16192 on Form S-1, as amended and declared effective on September 22, 1987.*

(2) *Furnished as an exhibit to this annual report on Form 10-K.*

(3) *Confidential treatment has been granted for portions of this exhibit.*

(4) *Management contract or compensatory plan.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 22, 2008.

THE CHARLES SCHWAB CORPORATION
(Registrant)

BY: /s/ Charles R. Schwab
Charles R. Schwab
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on February 22, 2008.

Signature / Title	**Signature / Title**
/s/ Charles R. Schwab Charles R. Schwab, Chairman and Chief Executive Officer	/s/ Joseph R. Martinetto Joseph R. Martinetto, Executive Vice President and Chief Financial Officer (principal financial and accounting officer)
/s/ William F. Aldinger III William F. Aldinger III, Director	/s/ Nancy H. Bechtle Nancy H. Bechtle, Director
/s/ C. Preston Butcher C. Preston Butcher, Director	/s/ Donald G. Fisher Donald G. Fisher, Director
/s/ Frank C. Herringer Frank C. Herringer, Director	/s/ Marjorie Magner Marjorie Magner, Director
/s/ Stephen T. McLin Stephen T. McLin, Director	/s/ Paula A. Sneed Paula A. Sneed, Director
/s/ Roger O. Walther Roger O. Walther, Director	/s/ Robert N. Wilson Robert N. Wilson, Director

Index to Financial Statement Schedule

Schedules not listed are omitted because of the absence of the conditions under which they are required or because the information is included in the Company's consolidated financial statements and notes in "Item 8 – Financial Statements and Supplementary Data."

SCHEDULE II

Valuation and Qualifying Accounts

(In millions)

Description	Balance at Beginning of Year	Additions: Charged to Expense	Additions: Other [1]	Written off	Balance at End of Year
For the year ended December 31, 2007:					
Allowance for doubtful accounts of brokerage clients [2]	$ 2	$ 6	$ 1	$ (8)	$ 1
For the year ended December 31, 2006:					
Allowance for doubtful accounts of brokerage clients [2]	$ 2	$ 4	-	$ (4)	$ 2
For the year ended December 31, 2005:					
Allowance for doubtful accounts of brokerage clients [2]	$ 1	$ 7	-	$ (6)	$ 2

(1) Represents collections of previously written-off accounts.

(2) Excludes banking-related valuation and qualifying accounts. See "Item 8 - Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - 7. Loans to Banking Clients and Related Allowance for Credit Losses."

THE CHARLES SCHWAB CORPORATION
Supplemental Financial Data for Charles Schwab Bank (Unaudited)
(Dollars in Millions)

The following supplemental financial data is presented in accordance with the Securities Exchange Act of 1934, Industry Guide 3 – Statistical Disclosure by Savings and Loan Holding Companies. The accompanying unaudited financial information represents Charles Schwab Bank (Schwab Bank), which is a subsidiary of The Charles Schwab Corporation. Schwab Bank is a retail bank which commenced operations in 2003. All periods have been adjusted to exclude U.S. Trust Corporation in light of its sale.

1. Three-year Net Interest Revenue and Average Balances

For the Year Ended December 31,	2007			2006			2005		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:									
Commercial paper	$ 956	$ 52	5.42%	$ 320	$ 17	5.25%	$ 63	$ 2	3.28%
Certificates of deposit	907	47	5.22%	365	19	5.19%	220	7	3.15%
Federal funds sold	595	31	5.14%	412	21	5.04%	291	10	3.27%
Resale agreements	-	-	-	209	6	2.70%	400	10	2.45%
Money market investment	66	3	5.46%	74	4	5.35%	-	-	-
Securities available for sale [(1)]	7,334	399	5.44%	6,126	319	5.20%	3,376	128	3.80%
Loans to banking clients [(2)]	2,786	169	6.07%	2,162	128	5.94%	1,613	78	4.84%
Other interest-earning assets	78	5	6.16%	63	2	5.33%	59	3	5.02%
Total interest-earning assets	12,722	706	5.55%	9,731	516	5.31%	6,022	238	3.95%
Non-interest-earning assets	131			48			30		
Total Assets	$ 12,853			$ 9,779			$ 6,052		
Liabilities and Stockholder's Equity:									
Interest-bearing banking deposits	$ 12,047	238	1.98%	$ 9,137	200	2.19%	$ 5,597	74	1.32%
Total sources on which interest is paid	12,047	238	1.98%	9,137	200	2.19%	5,597	74	1.32%
Non-interest-bearing liabilities	134			104			46		
Stockholder's equity	672			538			409		
Total Liabilities and Stockholder's Equity	$ 12,853			$ 9,779			$ 6,052		
Net interest revenue		468			316			164	
Net free funds	$ 675			$ 594			$ 425		
Provision for credit loss		(3)			(1)			(1)	
		$ 465			$ 315			$ 163	
Net yield on interest earning assets			3.68%			3.25%			2.72%

(1) The average balance and average rate for securities available for sale have been calculated using their amortized cost.

(2) Includes average principal balances of non-accrual loans.

(Dollars in Millions)

2. Analysis of Change in Net Interest Revenue

An analysis of the year-to-year changes in the categories of interest revenue and interest expense resulting from changes in volume and rate is as follows:

	2007 Compared to 2006 Increase (Decrease) Due to Change in:			2006 Compared to 2005 Increase (Decrease) Due to Change in:		
	Average Volume	Average Rate	Total	Average Volume	Average Rate	Total
Interest-earning assets:						
Commercial paper	$ 33	$ 2	$ 35	$ 9	$ 6	$ 15
Certificates of deposit	28	-	28	5	7	12
Federal funds sold	9	1	10	4	7	11
Resale agreements	(6)	-	(6)	(5)	1	(4)
Money market investment	-	(1)	(1)	-	4	4
Securities available for sale [1,2]	63	17	80	105	86	191
Loans to banking clients [3]	37	4	41	26	24	50
Other interest-earning assets	1	2	3	-	(1)	(1)
Total interest-earning assets	165	25	190	144	134	278
Interest-bearing sources of funds:						
Interest-bearing banking deposits	64	(26)	38	47	79	126
Total sources on which interest is paid	64	(26)	38	47	79	126
Change in net interest revenue	$ 101	$ 51	$ 152	$ 97	$ 55	$ 152
Provision for credit loss			(2)			-
			$ 150			$ 152

Changes that are not due solely to volume or rate have been allocated to rate.

(1) The average balance and average rate for securities available for sale have been calculated using their amortized cost.

(2) Includes collateralized mortgage obligations securities issued by agencies including FNMA and FHLMC.

(3) Includes average principal balances of non-accrual loans.

(Dollars in Millions)

3. Securities Available for Sale

The amortized cost, estimated fair value, and gross unrealized gains and losses on securities available for sale are as follows:

December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities:				
Non-agency	$ 3,503	$ 4	$ 33	$ 3,474
U.S. agencies	2,889	25	6	2,908
Total mortgage-backed securities	6,392	29	39	6,382
Corporate debt securities	804	1	21	784
U.S. agency notes	15	-	-	15
Certificates of deposit	345	-	-	345
Total	$ 7,556	$ 30	$ 60	$ 7,526

December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities:				
Non-agency	$ 3,115	$ 2	$ 19	$ 3,098
U.S. agencies	1,920	3	9	1,914
Total mortgage-backed securities	5,035	5	28	5,012
Corporate debt securities	677	-	-	677
U.S. agency notes	249	-	-	249
Certificates of deposit	50	-	-	50
Total	$ 6,011	$ 5	$ 28	$ 5,988

December 31, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities:				
Non-agency	$ 2,210	$ 1	$ 20	$ 2,191
U.S. agencies	1,440	5	10	1,435
Total mortgage-backed securities	3,650	6	30	3,626
U.S. agency notes	100	-	1	99
Total	$ 3,750	$ 6	$ 31	$ 3,725

(Dollars in Millions)

The maturities and related weighted-average yields of securities available for sale at December 31, 2007 are as follows:

	Within 1 Year	1-5 Years	5-10 Years	After 10 Years	Total
Mortgage-backed securities (1):					
Non-agency	-	-	-	$ 3,474	$ 3,474
U.S. agencies	-	-	$ 166	2,742	2,908
Total mortgage-backed securities	-	-	166	6,216	6,382
Corporate debt securities	$ 96	$ 688	-	-	784
U.S. agency notes	-	15	-	-	15
Certificates of deposit	270	75	-	-	345
Estimated fair value	$ 366	$ 778	$ 166	$ 6,216	$ 7,526
Total amortized cost	$ 371	$ 793	$ 166	$ 6,226	$ 7,556
Net unrealized losses	$ 5	$ 15	$ -	$ 10	$ 30
Weighted-average yield (2)	5.22%	4.89%	5.27%	5.35%	5.33%

(1) Collateralized mortgage obligations have been allocated over maturity groupings based on contractual maturities. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

(2) The weighted-average yield is computed using the amortized cost of securities available for sale at December 31, 2007.

4. Loans to Banking Clients and Related Allowance for Credit Losses

An analysis of the composition of the loan portfolio is as follows:

December 31,	2007	2006	2005	2004
Residential real estate mortgages	$ 2,101	$ 1,127	$ 1,193	$ 866
Home equity lines of credit	1,234	1,192	746	323
Secured personal loans	102	9	-	-
Other	13	10	10	5
Total	$ 3,450	$ 2,338	$ 1,949	$ 1,194

An analysis of nonperforming assets is as follows:

December 31,	2007	2006	2005	2004
Non-accrual loans	$ 4	$ 1	$ 1	-
Average non-accrual loans	$ 1	-	-	-

An analysis of the allowance for credit losses on the loan portfolio is as follows:

December 31,	2007	2006	2005	2004
Balance at beginning of year	$ 4	$ 3	$ 2	$ 1
Charge-Offs	-	-	-	-
Recoveries	-	-	-	-
Provision for credit loss	3	1	1	1
Balance at end of year	$ 7	$ 4	$ 3	$ 2

THE CHARLES SCHWAB CORPORATION
Supplemental Financial Data for Charles Schwab Bank (Unaudited)
(Dollars in Millions)

The maturities of the loan portfolio at December 31, 2007 are as follows:

	Within 1 Year	1-5 Years	Over 5 Years	Total
Residential real estate mortgages [1]	-	-	$ 2,101	$ 2,101
Home equity lines of credit	-	-	1,234	1,234
Secured personal loans	-	$ 102	-	102
Other	$ 2	2	9	13
Total	$ 2	$ 104	$ 3,344	$ 3,450

[1] Maturities are based upon the contractual terms of the loans.

The interest sensitivity of loans with maturities in excess of one year at December 31, 2007 is as follows:

	1-5 Years	Over 5 Years	Total
Loans with predetermined interest rates	$ 2	$ 442	$ 444
Loans with floating or adjustable interest rates	102	2,902	3,004
Total	$ 104	$ 3,344	$ 3,448

5. Summary of Credit Loss on Banking Loans Experience

December 31,	2007	2006	2005	2004
Average loans	$ 2,786	$ 2,162	$ 1,163	$ 733
Allowance to year end loans	.20%	.17%	.17%	.14%
Allowance to nonperforming loans	173%	N/M	N/M	N/M
Nonperforming assets to average loans and real estate owned	.143%	.031%	.041%	.005%

N/M Not meaningful.

6. Deposits from Banking Clients

	2007		2006		2005	
	Amount	Rate	Amount	Rate	Amount	Rate
Analysis of average daily deposits:						
Certificates of deposits of $100,000 or more	-	-	-	-	-	-
Money market and other savings deposits	$ 12,047	1.98%	$ 9,137	2.19%	$ 5,597	1.32%
Total deposits	$ 12,047		$ 9,137		$ 5,597	

At December 31, 2007, the Company had one certificate of deposit of $100,000 or more, in the amount of $102,000, with a contractual maturity of over twelve months.

7. Ratios

December 31,	2007	2006	2005	2004
Return on average stockholder's equity	34.31%	26.34%	14.23%	8.75%
Return on average total assets	1.83%	1.57%	1.08%	.74%
Average stockholder's equity as a percentage of average total assets	5.33%	5.96%	7.60%	8.45%

THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions, unaudited)

Year Ended December 31,	2007	2006	2005	2004	2003
Earnings from continuing operations before taxes on earnings	$ 1,853	$ 1,476	$ 1,027	$ 547	$ 627
Fixed charges					
Interest expense:					
Brokerage client cash balances	329	426	378	113	76
Deposits from banking clients	238	200	74	21	5
Long-term debt	38	29	30	28	30
Other	18	24	19	10	18
Total	623	679	501	172	129
Interest portion of rental expense	60	55	55	71	72
Total fixed charges (A)	683	734	556	243	201
Earnings from continuing operations before taxes on earnings, and fixed charges (B)	$ 2,536	$ 2,210	$ 1,583	$ 790	$ 828
Ratio of earnings to fixed charges (B) + (A) (1)	3.7	3.0	2.8	3.3	4.1
Ratio of earnings to fixed charges excluding brokerage and banking client interest expense (2)	17.0	14.7	10.9	6.0	6.2

(1) *The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, "earnings" consist of earnings from continuing operations before taxes on earnings, extraordinary gain, and fixed charges. "Fixed charges" consist of interest expense as listed above, including one-third of rental expense, which is estimated to be representative of the interest factor.*

(2) *Because interest expense incurred in connection with both payables to brokerage clients and deposits from banking clients is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding brokerage and banking client interest expense reflects the elimination of such interest expense as a fixed charge.*

EXHIBIT 21.1

Subsidiaries of the Registrant

Pursuant to Item 601 (b)(21)(ii) of Regulation S-K, certain subsidiaries of the Registrant have been omitted which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2007.

The following is a listing of the significant subsidiaries of the Registrant:

Schwab Holdings, Inc. (holding company for Charles Schwab & Co., Inc.), a Delaware corporation

Charles Schwab & Co., Inc., a California corporation

Charles Schwab Investment Management, Inc., a Delaware corporation

Charles Schwab Bank, a Federal Savings Association

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of our report dated February 22, 2008 relating to the consolidated financial statements and financial statement schedule of The Charles Schwab Corporation and the effectiveness of The Charles Schwab Corporation's internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123R – *Share Based Payment*), appearing in this Annual Report on Form 10-K of The Charles Schwab Corporation for the year ended December 31, 2007.

Filed on Form S-3:

Registration Statement No. 333-114729	(Debt Securities, Junior Subordinated Debentures, Preferred Stock, Depositary Shares, Common Stock, Warrants, Purchase Contracts, and Units Consisting of Two or More Securities)
Registration Statement No. 333-36410	(Debt Securities)
Registration Statement No. 333-50812	(Common stock registered pursuant to the acquisition of Chicago Investment Analytics, Inc.)

Filed on Form S-4:

Registration Statement No. 333-30886	(Common stock registered pursuant to the acquisition of U.S. Trust Corporation)
Registration Statement No. 333-48764	(Registration of common stock)

Filed on Form S-8:

Registration Statement No. 333-131502	(The Charles Schwab Corporation Deferred Compensation Plan II)
Registration Statement No. 333-101992	(The Charles Schwab Corporation 2004 Stock Incentive Plan)
Registration Statement No. 333-44793	(Charles Schwab Profit Sharing and Employee Stock Ownership Plan)
Registration Statement No. 333-48335	(The Charles Schwab Corporation Employee Stock Incentive Plan)
Registration Statement No. 333-93125	(The Charles Schwab Corporation Employee Stock Incentive Plan)
Registration Statement No. 333-32058	(CyBerCorp Holdings, Inc. 1996 Incentive Plan)
Registration Statement No. 333-59280	(The Charles Schwab Corporation Employee Stock Incentive Plan)
Registration Statement No. 333-63452	(The Charles Schwab Corporation Employee Stock Incentive Plan)
Registration Statement No. 333-63448	(The Charles Schwab Corporation 2004 Stock Incentive Plan)
Registration Statement No. 333-71322	(The SchwabPlan Retirement Savings and Investment Plan)
Registration Statement No. 333-81840	(The Charles Schwab Corporation Employee Stock Incentive Plan)
Registration Statement No. 333-47107	(The Charles Schwab Corporation 2004 Stock Incentive Plan)
Registration Statement No. 333-144303	(The Charles Schwab Corporation Employee Stock Purchase Plan)

/s/ Deloitte & Touche LLP

San Francisco, California
February 22, 2008

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Charles R. Schwab, certify that:

1. I have reviewed this annual report on Form 10-K of The Charles Schwab Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2008

/s/ Charles R. Schwab

Charles R. Schwab
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph R. Martinetto, certify that:

1. I have reviewed this annual report on Form 10-K of The Charles Schwab Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2008

/s/ Joseph R. Martinetto

Joseph R. Martinetto
Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Charles Schwab Corporation (the Company) on Form 10-K for the year ended December 31, 2007 (the Report), I, Charles R. Schwab, Chairman and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

/s/ Charles R. Schwab
Charles R. Schwab
Chairman and Chief Executive Officer

Date: February 22, 2008

A signed original of this written statement required by Section 906 has been provided to The Charles Schwab Corporation and will be retained by The Charles Schwab Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of The Charles Schwab Corporation (the Company) on Form 10-K for the year ended December 31, 2007 (the Report), I, Joseph R. Martinetto, Executive Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the periods presented therein.

/s/ Joseph R. Martinetto
Joseph R. Martinetto
Executive Vice President and
Chief Financial Officer

Date: February 22, 2008

A signed original of this written statement required by Section 906 has been provided to The Charles Schwab Corporation and will be retained by The Charles Schwab Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Charles R. Schwab
Chairman of the Board and Chief Executive Officer, The Charles Schwab Corporation
Age: 70. Director since 1986.

William F. Aldinger III
President and Chief Executive Officer, Capmark Financial Group Inc., a financial services company
Age: 60. Director since 2005.
Member of the Audit Committee; Nominating & Corporate Governance Committee.

Nancy H. Bechtle
Former President and Chief Executive Officer, San Francisco Symphony
Age: 70. Director since 1992.
Member of the Compensation Committee; Nominating & Corporate Governance Committee.

C. Preston Butcher
Chairman and Chief Executive Officer, Legacy Partners, a real estate development and management firm
Age: 69. Director since 1988.
Member of the Audit Committee; Nominating & Corporate Governance Committee.

Donald G. Fisher
Founder and Chairman Emeritus of the Board, Gap, Inc., a specialty retail clothing chain
Age: 79. Director since 1988.
Member of the Audit Committee; Nominating & Corporate Governance Committee.

Frank C. Herringer
Chairman of the Board of Transamerica Corporation, a financial services company
Age: 65. Director since 1996.
Chairman of the Nominating & Corporate Governance Committee; member of the Compensation Committee.

Marjorie Magner
Founding partner, Brysam Global Partners, a private equity firm
Age: 58. Director since 2006.
Member of the Audit Committee; Nominating & Corporate Governance Committee.

Stephen T. McLin
Chairman and Chief Executive Officer, STM Holdings LLC, which offers merger and acquisition advice
Age: 61. Director since 1988.
Chairman of the Audit Committee; member of the Nominating & Corporate Governance Committee.

Paula A. Sneed
Former Executive Vice President, Global Marketing Resources and Initiatives, Kraft Foods, Inc., a global food and beverage company
Age: 60. Director since 2002.
Member of the Compensation Committee; Nominating & Corporate Governance Committee.

Roger O. Walther
Chairman and Chief Executive Officer, Tusker Corporation, a real estate and business management company
Age: 72. Director since 1989.
Chairman of the Compensation Committee; member of the Nominating & Corporate Governance Committee.

Robert N. Wilson
Chairman of Still River Systems, a medical device company
Age: 67. Director since 2003.
Member of the Compensation Committee; Nominating & Corporate Governance Committee.

Customer Service
Phone: (800) 435-4000
Website: www.schwab.com
Or in person at more than 300 Schwab offices in 45 states

Schwab International and Multicultural Services
Schwab serves international investors through offices in Puerto Rico and London, and also through a subsidiary of The Charles Schwab Corporation in Hong Kong.
In the U.S.: (877) 853-1802
Outside the U.S.: (415) 667-6787
Website: www.schwab-global.com

Investor Relations
Richard G. Fowler, Senior Vice President, Investor Relations
Phone: (415) 636-9869
E-mail: investor.relations@schwab.com

News Media
Greg Gable, Senior Vice President, Corporate Public Relations
Media Hotline: (415) 636-5454
E-mail: public.relations@schwab.com
Website: www.aboutschwab.com

Legislative and Regulatory Affairs
Jeffrey T. Brown, Senior Vice President, Legislative and Regulatory Affairs
555 12th Street NW, Suite 740N
Washington, DC 20004
Phone: (202) 638-3750

Outside Counsel
Howard Rice Nemerovski Canady Falk & Rabkin
Three Embarcadero Center, 7th Floor
San Francisco, CA 94111-4024
Phone: (415) 434-1600
Website: www.howardrice.com

Independent Auditors
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105
Phone: (415) 783-4000
Website: www.deloitte.com

Charles Schwab Foundation & Community Investor Services
The Charles Schwab Foundation and Community Investor Services work together to fulfill the Foundation's mission to give back to communities by supporting employee-selected causes and fostering financial literacy through funding, involvement, and expertise.

Carrie Schwab Pomerantz, President, Charles Schwab Foundation, and Senior Vice President
Phone: (877) 408-5438
www.aboutschwab.com/community

The Charles Schwab Corporation
101 Montgomery Street
San Francisco, CA 94104
(415) 636-7000
Nasdaq Stock Symbol: SCHW

The Charles Schwab Corporation is a leading provider of financial services, with more than 300 offices and 7 million client brokerage accounts, 1.2 million corporate retirement plan participants, 262,000 banking accounts, and $1.4 trillion in client assets. Through its operating subsidiaries, the company provides a full range of securities brokerage, banking, money management, and financial advisory and custodial services to individual investors, independent investment advisors, and corporate retirement plan sponsors and administrators.

Website:
www.aboutschwab.com

Annual Meeting of Stockholders
Thursday, May 15, 2008
2:00 p.m. Pacific Time
The Westin Hotel
50 Third Street
San Francisco, CA 94103
Phone: (415) 974-6400

Stock Ownership Services
All stockholders of record are welcome to participate in The Charles Schwab Corporation Dividend Reinvestment and Stock Purchase Plan, managed by Wells Fargo Bank, N.A. For information on the Dividend Reinvestment and Stock Purchase Plan, or for assistance on stock ownership questions, contact:

Transfer Agent & Registrar
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164
Phone: (800) 468-9716

Website:
www.wellsfargo.com/shareownerservices

The Charles Schwab Corporation
Office of the Corporate Secretary
Phone: (415) 636-3087

CEO and CFO Certifications
The Charles Schwab Corporation has included as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission, certificates of its Chief Executive Officer and Chief Financial Officer certifying the quality of the company's public disclosure.

Trademarks or Registered Trademarks

Publications
To obtain the company's Annual Report, 10-K, 10-Q, Quarterly Earnings Report or other publications without charge, contact:
Charles Schwab Investor Relations
101 Montgomery Street
San Francisco, CA 94104
Phone: (415) 636-2787
These documents may also be viewed at the company's website at www.aboutschwab.com.


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The Charles Schwab Corporation
101 Montgomery Street
San Francisco, CA 94104
(415) 636-7000

www.schwab.com
www.aboutschwab.com

END